Exhibit 2.1

Execution

EQUITY PURCHASE AGREEMENT

by and among

ASSOCIATED HOME CARE, INC.,

ELDER HOME OPTIONS, LLC,

MICHAEL TRIGILIO,

AMEDISYS PERSONAL CARE, LLC

and

AMEDISYS, INC.

Dated as of February 5, 2016

Table of Contents

ARTICLE 1	PURCHASE AND SALE OF UNITS AND INTERESTS	2

1.01	Purchase and Sale of Units and Interests	2
1.02	Calculation of Closing and Final Consideration	2
1.03	Contingent Payments	5
1.04	The Closing	12

ARTICLE 2	CONDITIONS TO CLOSING	12

2.01	Conditions to All Parties’ Obligations	12
2.02	Conditions to Buyer’s Obligations	13
2.03	Conditions to Seller’s Obligations	15
2.04	Waiver of Conditions	15

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF SELLER	15

3.01	Power	15
3.02	Execution and Delivery; Valid and Binding Agreement	15
3.03	No Breach	16
3.04	Ownership	16
3.05	Brokerage	16
3.06	Litigation	16

ARTICLE 4	REPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED COMPANIES AND AHC HOLDCO	17

4.01	Organization and Corporate Power	17
4.02	Subsidiaries	17
4.03	Authorization; Execution and Delivery; Valid and Binding Agreement; No Breach	17
4.04	Capital Stock	19
4.05	Financial Statements	20
4.06	Absence of Certain Developments	20
4.07	Title to Properties	22
4.08	Real Property	23
4.09	Tax Matter	23
4.10	Contracts and Commitments	26
4.11	Intellectual Property	28
4.12	Litigation	29
4.13	Employee Benefit Plans	29
4.14	Insurance	30
4.15	Compliance with Laws; Permits	30
4.16	Environmental Compliance and Conditions	31
4.17	Affiliated Transactions	31
4.18	Employment and Labor Matters	32
4.19	Accounts Receivable and Accounts Payable	33
4.20	Brokerage	33
4.21	Bank Accounts	33
4.22	Power of Attorney	33

i

4.23	Healthcare Matters	33
4.24	Relationships with Customers	37
4.25	Home Health Services Business	37
4.26	Miscellaneous	38
4.27	No Other Representations and Warranties	38

ARTICLE 5	REPRESENTATIONS AND WARRANTIES OF BUYER	38

5.01	Organization and Corporate Power	38
5.02	Authorization; Execution and Delivery; Valid and Binding Agreement	39
5.03	No Breach	39
5.04	Consents	39
5.05	Litigation	39
5.06	Brokerage	39
5.07	Investment Representation	40
5.08	Sufficient Funds	40
5.09	Solvency	40
5.10	No Other Representations and Warranties	40

ARTICLE 6	CERTAIN PRE-CLOSING COVENANTS	40

6.01	Conduct of the Business	40
6.02	Access to Books and Records	41
6.03	Third-Party Consents	42
6.04	Conditions	42
6.05	Notification; Interim Breaches	42
6.06	Exclusivity	43
6.07	Regulatory Filings	44
6.08	Employment Matters	45
6.09	Miscellaneous	45

ARTICLE 7	POST-CLOSING COVENANTS	46

7.01	Access to Books and Records	46

ARTICLE 8	TERMINATION	48

8.01	Termination	48
8.02	Effect of Termination	48

ARTICLE 9	ADDITIONAL COVENANTS AND AGREEMENTS	49

9.01	Survival	49
9.02	Indemnification of Buyer	49
9.03	Indemnification of Seller	54
9.04	Expiration of Claims	54
9.05	Inter-Party Claims	54
9.06	Third Party Claims	55
9.07	Determination of Loss Amount	56
9.08	Acknowledgments	56
9.09	Tax Matters	58
9.10	Director and Officer Liability and Indemnification	61
9.11	Release	62

ii

9.12	Non-Competition and Non-Solicitation	63
9.13	Further Assurances	64
9.14	Payment and Performance Guarantee by Amedisys	64

ARTICLE 10	DEFINITIONS	65

10.01	Definitions	65
10.02	Other Definitional Provisions	72

ARTICLE 11	MISCELLANEOUS	73

11.01	Press Releases and Communications	73
11.02	Expenses	73
11.03	Prevailing Party	73
11.04	Knowledge Defined	74
11.05	Notices	74
11.06	Assignment	75
11.07	Severability	75
11.08	No Strict Construction	75
11.09	Amendment and Waiver	76
11.10	Complete Agreement	76
11.11	Counterparts	76
11.12	Governing Law	76
11.13	Consent to Jurisdiction and Service of Process	76
11.14	Waiver of Jury Trial	77
11.15	No Third Party Beneficiaries	77
11.16	Representation of the Seller and its Affiliates	77
11.17	Deliveries to Buyer	78
11.18	Conflict Between Transaction Documents	78
11.19	Specific Performance	78
11.20	Dispute Resolution	78

Exhibits

Exhibit A	-	Form of Escrow Agreement
Exhibits B-1 and B-2	-	Forms of Lease Agreement
Exhibits C-1 and C-2	-	Employment Documents
Exhibit D-1	-	R&W Insurance Policy (AIG)
Exhibit D-2	-	R&W Insurance Policy (Ironshore)

Schedules

Disclosure Schedule

Schedule 1.02(c)	-	Sample Aggregate Closing Consideration Calculation
Schedule 4.11(d)	-	Form of Release and Acknowledgment Agreements
Schedule 6.01	-	Conduct of Business Prior to Closing
Schedule 6.03	-	Acquired Company Third Party Consents
Schedule 6.09(e)	-	Terminated Contracts
Schedule 10.01(i)	-	Net Working Capital Calculation

iii

Index of Defined Terms

Accounting Firm	1.02(d)
Acquired Companies	Preamble
Acquired Company Third Party Consents	6.03
Action	10.01
Affiliate	10.01
Affiliated Real Property	10.01
Aggregate Closing Consideration	1.02(a)
Agreement	Preamble
AHC Holdco	Preamble
Allocation	9.09(g)
Alternative Arrangements	9.07(a)
Amedisys	Preamble
Annualized Period	1.03(c)(ii)
AAA	11.20(b)
Balance Sheet Date	4.05
Base EBITDA	1.03(c)(ii)
Base Purchase Price	1.02(a)
Benefit Plan	10.01
Billing Arrangements	4.25(a)
Business Day	10.01
Buyer	Preamble
Buyer Employee Benefit Plans	7.02(b)
Buyer Indemnitees	9.02(a)
Buyer’s Representatives	6.02
Cash on Hand	10.01
CERCLA	10.01
Change of Control Payments	10.01
Claiming Party	9.05
Closing	1.04
Closing Date	1.04
Closing Statement	1.02(c)
Code	4.13(a)
Company	Preamble
Company Intellectual Property	4.11(a)
Company Lease	4.08
Confidentiality Agreement	6.02
Contingent Payment	1.03(a)
Conversion	Preamble
Customer	10.01
Deductible	9.02(b)(ii)
Defending Party	9.05
Disability	10.01
Disclosure Schedule	10.01
Disputed Items	1.02(d)
Distribution Schedule	1.02(b)

i

EBITDA Notice	1.03(b)
EBITDA of the Company	1.03(c)(ii)
EHO	Preamble
EHO Membership Interest Certificate	Preamble
Employees	10.01
Employment Documents	2.02(j)
Environmental Laws	10.01
Escrow Agent	10.01
Escrow Agreement	1.01(ii)
Estimated Aggregate Closing Consideration	1.02(b)
Estimated Closing Statement	1.02(b)
Excluded Matters Escrow Amount	10.01
Excluded Matters Escrow Fund	10.01
Excluded Matters	9.02(b)(vi)
Fifth Measurement Period	1.03(c)(ii)
Fifth Measurement Period Minimum EBITDA Threshold	1.03(c)(iii)
Final Aggregate Closing Consideration	1.02(e)
Financial Statements	4.05
First Measurement Period	1.03(c)(iv)
First Measurement Period Minimum EBITDA Threshold	1.03(c)(v)
Forfeiture Event	1.03(a)
Fourth Measurement Period	1.03(c)(vi)
Fourth Measurement Period Minimum EBITDA Threshold	1.03(c)(vii)
Fundamental Representations	9.01
GAAP	10.01
Government Programs	10.01
Governmental Authority	10.01
Governmental Order	10.01
Guaranteed Obligations	9.14
Hazardous Substance	10.01
Healthcare Laws	10.01
Health Care Representations	4.23
Immaterial Interim Breaches	6.05(a)
Indebtedness	10.01
Indemnified Persons	9.10
Indemnity Escrow Amount	10.01
Indemnity Escrow Fund	10.01
Intellectual Property	10.01
Interests	Preamble
Interim Breach	10.01
Interim Breach Deductible	9.02(b)(iii)
Interim Breach Loss Escrow Amount	6.05(b)
Interim Breach Losses	6.05(b)
Ironshore Covered Health Care Representations	9.02(b)(v)
Ironshore Policy	9.02(b)(v)
Latest Company Balance Sheet	4.05
Latest EHO Balance Sheet	4.05

Law	10.01
Lease Agreements	2.02(i)
Leased Real Property	4.08
Legal Requirement	10.01
Liens	10.01
Loss; Losses	9.02(a)
Material Adverse Effect	10.01
Material Contract; Material Contracts	4.10(b)
Measurement Period	1.03(c)(viii)
Minor Claim	9.02(b)(i)
Mintz Levin	11.16
Net Working Capital	10.01
Net Working Capital Lower Target	10.01
Net Working Capital Upper Target	10.01
Objection Notice	1.03(b)
Objections Statement	1.02(d)
Permit	10.01
Permitted Liens	10.01
Permitted Schedule Amendment	6.05(a)
Person	10.01
Post-Closing Tax Period	10.01
Pre-Closing Company Service	7.02(b)
Pre-Closing Tax Period	10.01
Private Programs	10.01
Proceeding	9.10(b)
Prohibited Activities	9.12(a)
QSub	Preamble
Release and Acknowledgment Agreements	4.11(d)
Restricted Period	9.12(a)
Reorganization	Preamble
Reorganization Documents	2.02(d)
R&W Insurance Policy	10.01
Second Measurement Period	1.03(c)(ix)
Second Measurement Period Minimum EBITDA Threshold	1.03(c)(x)
Securities Act	10.01
Seller	Preamble
Seller Indemnitees	9.03
Seller Transaction Expenses	10.01
Shares	Preamble
Straddle Period	10.01
Straddle Tax Return	10.01
Subsidiary	10.01
Tax Claim	9.09(d)
Tax Returns	10.01
Tax; Taxes	10.01
The Company’s knowledge; To the knowledge of the Company	11.04
Third Measurement Period	1.03(c)(xi)

Third Measurement Period Minimum EBITDA Threshold	1.03(c)(xii)
Third Party Claim	9.06(a)
Third Party Payor	10.01
Third Party Payor Requirements	4.23(c)
Transaction Documents	9.11
Transaction Tax Deductions	9.09(i)
Transfer Taxes	9.09(e)
Units	Preamble
Withheld Amount	9.02(d)
Working Capital Adjustment Escrow Amount	10.01
Working Capital Escrow Fund	10.01

EQUITY PURCHASE AGREEMENT

This EQUITY PURCHASE AGREEMENT (this “Agreement”) is made as of February 5, 2016, by and among AMEDISYS PERSONAL CARE, LLC, a Delaware limited liability company (“Buyer”), ASSOCIATED HOME CARE, INC., a Massachusetts corporation (the “Company”), ELDER HOME OPTIONS, LLC, a Massachusetts limited liability company (“EHO” and together with the Company, the “Acquired Companies”), and Michael Trigilio (“Seller”). AMEDISYS, INC., a Delaware corporation (“Amedisys”), also joins in this Agreement solely for purposes of Section 9.14 and Article 11 hereof. Capitalized terms used and not otherwise defined herein have the meanings set forth in Article 10 below.

RECITALS

WHEREAS, Seller owns all of the issued and outstanding shares of capital stock of the Company, which as of the date hereof consists of 1,000 shares of the Company’s common stock, no par value (collectively, the “Shares”);

WHEREAS, Seller owns all of the outstanding membership interests of EHO, which as of the date hereof consists of 100 Units of the membership interests of EHO evidenced by membership interest certificate number 1, dated March 26, 2007, issued by EHO in the name of Seller (such certificate, the “EHO Membership Interest Certificate” and such membership interests, the “Interests”); and

WHEREAS, prior to the Closing, Seller intends to (i) (x) organize a newly-formed Massachusetts corporation (“AHC Holdco”) and cause all of the Shares to be contributed to AHC Holdco in exchange for its issuance to Seller of one hundred percent (100%) of the outstanding capital stock of AHC Holdco, (y) cause AHC Holdco to timely file a validly completed Form 2553 with the Internal Revenue Service to make an election under Section 1362(a) of the Code to be treated as an S corporation for tax purposes, and (z) cause AHC Holdco to timely file a validly completed Form 8869 with the Internal Revenue Service to elect to treat the Company as a qualified subschapter S subsidiary (“QSub”), as set forth in Treasury Regulation Section 1.1361-3; (ii) then cause the Company to be converted into a Massachusetts limited liability company (the “Conversion”), pursuant to which the Shares will be cancelled and replaced by membership interests of which AHC Holdco will be the sole member, and the Company will continue to be treated as a disregarded entity for tax purposes, as provided in Treasury Regulation Section 301.7701-3 (the actions to be taken pursuant to clauses (i) and (ii), the “Reorganization”), and (iii) then cause AHC Holdco to sell and transfer all of the issued and outstanding membership interests of the Company (“Units”) to Buyer, for the consideration and subject to the terms and conditions set forth herein;

WHEREAS, the Reorganization will occur under Section 368(a)(1)(F) of the Code;

WHEREAS, subject to the terms and conditions set forth herein, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, all of the Interests; and

WHEREAS, subject to the terms and conditions set forth herein, Seller desires to cause AHC Holdco to sell to Buyer, and Buyer desires to purchase from AHC Holdco, all of the Units; and

NOW, THEREFORE, in consideration of the premises, representations and warranties and mutual covenants contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and intending to be legally bound, the parties agree as follows:

ARTICLE 1

PURCHASE AND SALE OF UNITS AND INTERESTS

1.01 Purchase and Sale of Units and Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, (x) Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from Seller, free and clear of all Liens, all of the Interests, and (y) Seller shall cause AHC Holdco to sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from AHC Holdco, free and clear of all Liens, all of the Units, in exchange for the payment of the Estimated Aggregate Closing Consideration, subject to adjustment in accordance with Section 1.02. At the Closing, Buyer shall make the following payments (in an amount, in the aggregate, equal to the Estimated Aggregate Closing Consideration) by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by Seller at least two (2) Business Days prior to the Closing:

(i) first, on behalf of the Acquired Companies to the respective holders of Indebtedness, if any, outstanding as of the Closing, the amounts specified in the payoff letters delivered by the Acquired Companies to Buyer pursuant to Section 1.02(b)(ii);

(ii) second, to the Escrow Agent, an amount equal to the sum of the Indemnity Escrow Amount plus the Excluded Matters Indemnity Escrow plus the Working Capital Adjustment Escrow Amount plus the Interim Breach Loss Escrow Amount, if applicable, to be held and disbursed pursuant to the terms of this Agreement and the Escrow Agreement in substantially the form attached hereto as Exhibit A (the “Escrow Agreement”);

(iii) third, on behalf of the Acquired Companies, to such payees of the Seller Transaction Expenses as directed in writing by the Acquired Companies pursuant to Section 1.02(b)(i), it being understood and agreed that the Change of Control Payments will be paid to the Acquired Companies, for the account and benefit of the payment recipients, with the Acquired Companies to disburse such Change of Control Payments, less the applicable withholdings, to such recipients; and

(iv) fourth, to the Seller, the balance of the Estimated Aggregate Closing Consideration over the amounts paid pursuant to Sections 1.01(a) – (iii) above.

1.02 Calculation of Closing and Final Consideration.

(a) For purposes of this Agreement, the “Aggregate Closing Consideration” means an amount equal to (i) Twenty-Eight Million Dollars ($28,000,000) (the “Base Purchase Price”), plus (ii) the total amount of Cash on Hand, minus (iii) the outstanding amount of Indebtedness as of the Closing Date, minus (iv) the Seller Transaction Expenses, plus (v) the amount, if any, by which the Net Working Capital exceeds the Net Working Capital Upper Target, and minus (vi) the amount, if any, by which the Net Working Capital is less than the Net Working Capital Lower Target.

(b) At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer its good faith estimate of the Aggregate Closing Consideration as of the opening of business on the Closing Date (the “Estimated Aggregate Closing Consideration”) presented in a manner consistent with the sample calculation of the Aggregate Closing Consideration attached hereto as Schedule 1.02(c) and prepared in a manner consistent with the definitions of the terms Cash on Hand, Indebtedness, Seller Transaction Expenses and Net Working Capital (the “Estimated Closing Statement”), which Estimated Closing Statement is to be prepared in consultation with Buyer, together with (i) a spreadsheet (the “Distribution Schedule”) setting forth a list of the payees of the Seller Transaction Expenses that will receive payment at the Closing, the amounts payable thereto, and their wire instructions for payment, including the recipients of the Change of Control Payments and the amount each is entitled to be paid, and (ii) a signed payoff letter from each holder of outstanding Indebtedness and a signed payoff letter from Betsey Trigilio relating to the indebtedness owing to her by Seller (which is secured by a pledge by Seller of a portion of the Shares), in form and content reasonably acceptable to Buyer, (A) indicating the amount required to discharge such Indebtedness (or indebtedness in the case of Betsey Trigilio) at the Closing, and the wire instructions for payment, and (B) if such Indebtedness (or indebtedness in the case of Betsey Trigilio) is secured by any Liens, agreeing to release such Liens upon receipt of the payoff amount (including, in the case of Betsey Trigilio, a release of any Liens on the Shares and the Units, as applicable).

(c) As promptly as possible, but in any event within seventy-five (75) days after the Closing Date, Buyer shall deliver to Seller Buyer’s calculation of the Aggregate Closing Consideration presented in a manner consistent with the sample calculation of the Aggregate Closing Consideration attached hereto as Schedule 1.02(c) (the “Closing Statement”). Buyer shall prepare the Closing Statement in a manner consistent with the definitions of the terms Cash on Hand, Indebtedness, Seller Transaction Expenses and Net Working Capital, with the related amounts being computed as of the opening of business on the Closing Date. The Closing Statement will disregard (i) any and all effects on the assets or liabilities of the Acquired Companies as a result of the transactions contemplated hereby or of any financing or refinancing arrangements entered into at any time by Buyer or any other transaction entered into by Buyer in connection with the consummation of the transactions contemplated hereby, and (ii) any of the plans, transactions or changes that Buyer intends to initiate or make or cause to be initiated or made after the Closing with respect to the Acquired Companies or their business or assets, or any facts or circumstances that are unique or particular to Buyer or any of its assets or liabilities.

(d) Buyer will, and will cause the Acquired Companies to, (i) provide Seller with reasonable access during normal business hours to the relevant books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities and employees of the Acquired Companies involved in the preparation of the Closing Statement for purposes of their review of the Closing Statement, subject to Seller’s obligation to maintain all such information in confidence and use it solely for purposes of its review of the Closing Statement and resolution of any disputes relating thereto, and (ii) reasonably cooperate with Seller and its representatives in connection with such review, including providing on a timely basis all other information necessary or useful in connection with the review of the Closing

Statement as is reasonably requested by Seller. If Seller has any objections to the Closing Statement, Seller will deliver to Buyer a written statement setting forth its objections thereto (an “Objections Statement”), which statement will identify in reasonable detail (to include relevant supporting calculations, schedules, and documentation) each item to which Seller objects, each amount in dispute, and the basis for each such dispute (the “Disputed Items”). If an Objections Statement is not delivered to Buyer within sixty (60) days after delivery of the Closing Statement to Seller, the Closing Statement as prepared by Buyer will be final, binding and non-appealable by the parties, provided that, in the event (x) Seller delivers a written request for papers, documents or other cooperation reasonably available to Buyer and reasonably necessary to assist Seller in its review of the Closing Statement, such request to be made by Seller within forty-five (45) days following its receipt of the Closing Statement, and (y) Buyer does not provide such papers, documents or other cooperation within five (5) Business Days of request therefor, then such sixty (60)-day period will be extended by one day for each additional day required for Buyer to fully respond to such request. Seller and Buyer will negotiate in good faith to resolve the Disputed Items but if they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement to Buyer, Seller and Buyer will submit any unresolved Disputed Items to Grant Thornton LLP or such other independent national accounting firm mutually selected by Buyer and Seller (the “Accounting Firm”). In the event the parties submit any unresolved Disputed Items to the Accounting Firm, each party will submit a closing statement prepared in a manner consistent with the Closing Statement (which in the case of each party may be a closing statement that, with respect to the unresolved Disputed Items (but not, for the avoidance of doubt, with respect to any other items), is different than the Closing Statement initially submitted to Seller, or the Objections Statement delivered to Buyer, as applicable) together with such supporting documentation as it deems appropriate, to the Accounting Firm within thirty (30) days after the date on which such unresolved Disputed Items were submitted to the Accounting Firm for resolution. Seller and Buyer will use their respective commercially reasonable efforts to cause the Accounting Firm to resolve such dispute as soon as practicable, but in any event within thirty (30) days after the date on which the Accounting Firm receives the closing statements prepared by Seller and Buyer. The Accounting Firm will promptly review only the unresolved Disputed Items and resolve the dispute with respect to each such specific item and amount in accordance with the definitions of Cash on Hand, Indebtedness, Seller Transaction Expenses and Net Working Capital, provided that, the Accounting Firm shall not assign a value to any item greater than the greatest value for such item, or lower than the lowest value of such item, claimed in closing statements provided to such Accounting Firm pursuant hereto. Seller and Buyer will use their respective commercially reasonable efforts to cause the Accounting Firm to notify them in writing of its resolution of such dispute as soon as practicable. The determination of the Accounting Firm will be final, binding and non-appealable by the parties. Each party will bear its own costs and expenses in connection with the resolution of such dispute by the Accounting Firm. The costs and expenses of the Accounting Firm will be paid by the non-prevailing party, as determined by the Accounting Firm, in proportion with the extent to which the prevailing party prevails, and the remainder of such costs and expenses will be paid by the prevailing party.

(e) If the Aggregate Closing Consideration as finally determined pursuant to Section 1.02(d) (the “Final Aggregate Closing Consideration”) is greater than the Estimated Aggregate Closing Consideration, then, within five (5) Business Days after the determination of the Final Aggregate Closing Consideration, Buyer will pay to Seller or as Seller shall otherwise direct in writing to Buyer, by wire transfer of immediately available funds, an amount equal to such excess.

(f) If the Final Aggregate Closing Consideration is less than the Estimated Aggregate Closing Consideration, then, within five (5) Business Days after the determination of the Final Aggregate Closing Consideration, Seller will pay to Buyer, by wire transfer of immediately available funds, an amount equal to such shortfall. Any payment required by Seller pursuant to this Section 1.02(f) shall come first, from the Working Capital Escrow Fund, for an amount up to the Working Capital Adjustment Escrow Amount (such amount to be paid pursuant to joint written instructions provided by Buyer and Seller to the Escrow Agent), and second, from Seller. To the extent any amount distributed to Buyer pursuant to this Section 1.02(f) is less than the Working Capital Adjustment Escrow Amount, Buyer and Seller promptly shall jointly instruct the Escrow Agent in writing to distribute an amount equal to the difference thereof to Seller. If Buyer is required to make a payment to Seller under Section 1.02(e) or if the Final Aggregate Closing Consideration is equal to the Estimated Aggregate Closing Consideration, as contemplated by Section 1.02(g), Buyer and Seller promptly shall jointly instruct the Escrow Agent in writing to distribute the full amount of the Working Capital Adjustment Escrow Amount to Seller.

(g) If the Final Aggregate Closing Consideration is equal to the Estimated Aggregate Closing Consideration, then, no payment will be due as a result of the determination of the Final Aggregate Closing Consideration pursuant to Section 1.02(d).

(h) All payments required pursuant to Sections 1.02(e) and 1.02(f) will be deemed to be adjustments for Tax purposes to the aggregate purchase price paid by Buyer for the Units purchased by it pursuant to this Agreement.

1.03 Contingent Payments.

(a) Contingent Payments. As additional consideration for his sale of the Interests, and his causing AHC Holdco to sell the Units, to Buyer, Seller shall be eligible to receive payment (each, a “Contingent Payment”) of an additional aggregate amount (prior to withholdings required by Law and to be reported as compensation to Seller) of up to Ten Million Seventy Thousand Dollars ($10,070,000) during the five (5) Measurement Periods following the Closing, as follows:

(i)	In the event the EBITDA of the Company during the First Measurement Period exceeds the First Measurement Period Minimum EBITDA Threshold, Seller shall be entitled to receive a Contingent Payment in an amount equal to the product of (x) the amount by which the EBITDA of the Company during the First Measurement Period exceeds the First Measurement Period Minimum EBITDA Threshold multiplied by (y) 3.45; provided, however, in no event shall such Contingent Payment exceed Two Million Five Hundred Ninety Thousand Dollars ($2,590,000); and

(ii)	In the event the EBITDA of the Company during the Second Measurement Period exceeds the Second Measurement Period Minimum EBITDA Threshold, Seller shall be entitled to receive a Contingent Payment in an amount equal to the product of (x) the amount by which the EBITDA of the Company during the Second Measurement Period exceeds the Second Measurement Period Minimum EBITDA Threshold multiplied by (y) 3.54; provided, however, in no event shall such Contingent Payment exceed Two Million Three Hundred Thousand Dollars ($2,300,000); and

(iii)	In the event the EBITDA of the Company during the Third Measurement Period exceeds the Third Measurement Period Minimum EBITDA Threshold, Seller shall be entitled to receive a Contingent Payment in an amount equal to the product of (x) the amount by which the EBITDA of the Company during the Third Measurement Period exceeds the Third Measurement Period Minimum EBITDA Threshold multiplied by (y) 3.53; provided, however, in no event shall such Contingent Payment exceed Two Million Ten Thousand Dollars ($2,010,000); and

(iv)	In the event the EBITDA of the Company during the Fourth Measurement Period exceeds the Fourth Measurement Period Minimum EBITDA Threshold, Seller shall be entitled to receive a Contingent Payment in an amount equal to the product of (x) the amount by which the EBITDA of the Company during the Fourth Measurement Period exceeds the Fourth Measurement Period Minimum EBITDA Threshold multiplied by (y) 2.79; provided, however, in no event shall such Contingent Payment exceed One Million Seven Hundred Thirty Thousand Dollars ($1,730,000); and

(v)	In the event the EBITDA of the Company during the Fifth Measurement Period exceeds the Fifth Measurement Period Minimum EBITDA Threshold, Seller shall be entitled to receive a Contingent Payment in an amount equal to the product of (x) the amount by which the EBITDA of the Company during the Fifth Measurement Period exceeds the Fifth Measurement Period Minimum EBITDA Threshold multiplied by (y) 2.12; provided, however, in no event shall such Contingent Payment exceed One Million Four Hundred Forty Thousand Dollars ($1,440,000).

A Contingent Payment, if due under this Section 1.03, shall be paid by Buyer to Seller within five (5) Business Days of the final determination of the amount of such Contingent Payment under Section 1.03(b), by wire transfer of immediately available funds to such bank account(s) as shall be designated in writing by Seller. Notwithstanding the foregoing, upon the occurrence of a Forfeiture Event, Buyer’s obligation to make Contingent Payments to Seller shall cease and any Contingent Payment with respect to the Measurement Period during which such Forfeiture Event occurs and any Contingent Payments with respect to subsequent Measurement Periods shall be forfeited; provided, however, that Buyer shall remain obligated to pay Seller any

Contingent Payment earned but unpaid with respect to any Measurement Period preceding the Measurement Period during which such Forfeiture Event occurs; and provided, further, that if such Forfeiture Event occurs as a result of Seller’s death or Disability during a Measurement Period, Buyer shall remain obligated to pay to Seller the pro rata portion of any Contingent Payment payable with respect to the portion of such Measurement Period preceding such Forfeiture Event. For example, in the event of the Seller’s death or Disability on the 181st day of a Measurement Period and it is determined following the end of such Measurement Period that a Contingent Payment is owing by Buyer hereunder, Buyer shall remain obligated to pay to Seller under this Section 1.03 an amount equal to the product of (x) the amount of the Contingent Payment, if any, due by Buyer under this Section 1.03 for such Measurement Period as though the Forfeiture Event did not occur, times (y) a fraction, the numerator of which is 180 (being the number of days in such Measurement Period preceding the date of Seller’s death or Disability), and the denominator of which is either 365 or 366, as applicable (being the total number of days in such Measurement Period). For purposes hereof, a “Forfeiture Event” means the termination of Seller’s employment with Buyer or its Affiliates for any or no reason other than a termination by Buyer or its Affiliates of Seller’s employment without Cause or a termination by Seller for Good Reason.

(b) Computation and Review; Payment. Within seventy-five (75) calendar days following the end of each Measurement Period for which Seller may be eligible to receive a Contingent Payment, Buyer shall deliver to Seller a written notice (each, an “EBITDA Notice”) that either (x) states the maximum Contingent Payment for such Measurement Period is due or (y) sets forth: (i) its computation, in reasonable detail, of the EBITDA of the Company for such Measurement Period (to include all relevant supporting calculations and schedules), and (ii) Buyer’s calculation of the Contingent Payment, if any, to be paid to Seller in respect of such Measurement Period. Not later than forty-five (45) calendar days after receiving an EBITDA Notice, Seller shall notify Buyer in writing as to whether Seller has any objection to Buyer’s determination of EBITDA of the Company for the applicable Measurement Period and, if applicable, the amount of the Contingent Payment due in respect of such Measurement Period (each, an “Objection Notice”). Each Objection Notice shall provide a reasonably detailed explanation of Seller’s disagreement with Buyer’s calculations, including each item in dispute, each amount and the basis of each such disagreement (to include all relevant supporting calculations and schedules). If no such Objection Notice is given during such forty-five (45)-day period, then the EBITDA of the Company for such Measurement Period and, if applicable, the amount of the Contingent Payment for such Measurement Period, shall be deemed to be agreed upon, and such agreement shall be final and binding upon the parties, provided that, in the event (A) Seller delivers a written request for papers, documents or other cooperation reasonably available to Buyer and reasonably necessary to assist Seller in its review of the related EBITDA Notice, such request to be made by Seller within thirty (30) days following its receipt of the related EBITDA Notice, and (B) Buyer does not provide such papers, documents or other cooperation within five (5) Business Days of request therefor, such forty-five (45)-day period will be extended by one day for each additional day required for Buyer to fully respond to such request. In connection with verifying the accuracy of Buyer’s calculation of EBITDA of the Company and, if applicable, any Contingent Payment for a Measurement Period, or Buyer’s determination that no Contingent Payment is due for a Measurement Period, Buyer shall provide Seller with reasonable access during normal business hours to such of its relevant employees, agents and representatives and to such of its relevant books and records relating to Buyer’s calculation of the EBITDA of the Company as is reasonably requested in writing by Seller. If Seller timely delivers an Objection Notice in compliance with this Section 1.03(b), and Seller and Buyer are unable to resolve any disagreements within fifteen (15) calendar days of Seller’s delivery of such Objection Notice, then unless otherwise agreed by the parties, the dispute shall be submitted to the Accounting Firm for determination of the amount of such disputed items only, which determination shall be final and binding on the parties; provided that the amount(s) so determined shall not be outside the range between the amounts determined by Buyer (as set forth in the related EBITDA Notice) and Seller (as set forth in the related Objection Notice). The costs and expenses of the Accounting Firm will be paid by the non-prevailing party, as determined by the Accounting Firm, in proportion with the extent to which the prevailing party prevails, and the remainder of such costs and expenses will be paid by the prevailing party. Once the EBITDA of the Company and, if applicable, the amount of a Contingent Payment, if any, for a Measurement Period has been finally determined in accordance with this Section 1.03(b), Seller shall be precluded from asserting any claim with respect to either of them for such Measurement Period, absent manifest error.

(c) Definitions. For the purposes of Section 1.03, the following definitions shall apply:

(i) “Cause”, as it applies to the determination by Buyer or its Affiliates (as applicable, the “Employer”) to terminate the employment of Seller, shall mean any one or more of the following: (a) a default or breach by Seller of any of the provisions of the Employment Documents; (b) actions by Seller constituting fraud, abuse, dishonesty, embezzlement, willful destruction or theft of Employer property, or breach of the duty of loyalty owed by Seller to the Employer; (c) violation by Seller of any applicable Laws, rules or regulations in connection with the performance of his employment duties (including, without limitation, all Medicare, Medicaid and other health care laws, rules and regulations pertaining to the business of the Employer); (d) Seller’s furnishing materially false, inaccurate, misleading or incomplete information to the Employer; (e) Seller’s actions constituting a material breach of the Employer’s Code of Ethical Business Conduct, the Employer handbook or other Employer policy; (f) Seller’s failure to follow reasonable and lawful directives of Seller’s supervisor, or any of the Employer’s senior executive officers, which are consistent with Seller’s job responsibilities and performance; or (g) Seller’s failure to satisfy the requirements of Seller’s job, regardless whether or not such failure is willful, including the failure to satisfy the objectives of any action plan or performance improvement plan that Seller may be under which are consistent with Seller’s job responsibilities; provided, however, in the case of clauses (a), (e), (f) or (g) hereof only, in the event the related default, breach, action or failure is curable, Employer shall be required to provide Seller with written notice of such default, breach, action or failure within ninety (90) days after Employer becomes aware thereof and, in the event Seller both (x) promptly undertakes action to cure such default, breach, action or failure and thereafter diligently continues such action, and (y) cures such default, breach, action or failure within twenty (20) days of his receipt of written notice thereof from Employer, Cause shall not be deemed to have occurred with respect to such default, breach, action or failure. For the avoidance of doubt, in a circumstance where the related default, breach, action or failure of clauses (a), (e), (f) or (g) hereof is not curable, the foregoing notice and cure rights in favor of Seller shall not be applicable.

(ii) “EBITDA of the Company” shall mean, for the applicable Measurement Period, the net income before interest expense, tax expense, depreciation expense and amortization expense of the Acquired Companies and their Subsidiaries, on a combined basis. The EBITDA of the Company shall be computed in accordance with GAAP, subject to the adjustments noted herein below. The EBITDA of the Company shall exclude (i) any extraordinary or nonrecurring items, (ii) any rental payments payable by the Acquired Companies to Seller or its Affiliate, as applicable, under the Lease Agreements for the Affiliated Real Property, (iii) transaction costs and expenses associated with any acquisitions by Buyer or an Affiliate thereof (including the Acquired Companies), (iv) any increases in the management fees, corporate overhead allocations and intercompany charges of the Acquired Companies for the applicable Measurement Period resulting from the Acquired Companies’ affiliation with Buyer and its other Affiliates, in excess of the related fees, allocations and charges of the Acquired Companies during the period from September 1, 2015 through the Closing (the “Annualized Period”), determined on an annualized basis, and (v) any reductions in the management fees, corporate overhead allocations and intercompany charges of the Acquired Companies for the applicable Measurement Period attributable to synergies resulting from the Acquired Companies’ affiliation with Buyer and its other Affiliates, below the related fees, allocations and charges of the Acquired Companies during the Annualized Period, determined on an annualized basis. If Buyer or any of its Affiliates, including either Acquired Company, acquires (whether by acquisition of assets, stock, merger consolidation or otherwise) any additional business outside Massachusetts, the EBITDA of such acquired business will not be included in the EBITDA of the Company. If Buyer or any of its Affiliates, including either Acquired Company, acquires (whether by acquisition of assets, stock, merger consolidation or otherwise) any additional business within Massachusetts, the EBITDA of such acquired business shall be calculated in accordance with the provisions of this Section 1.03(c)(ii), as applicable, and shall be included in the calculation of the EBITDA of the Company to the extent such EBITDA exceeds the Base EBITDA of such acquired business and is generated from the operations of the acquired business within Massachusetts. For purposes hereof, “Base EBITDA” shall mean the EBITDA of the acquired business generated from the operations of the acquired business in Massachusetts as of the date of acquisition of such business by Buyer or an Affiliate thereof calculated in accordance with GAAP; provided, however, in no event shall the Base EBITDA be less than zero dollars ($0.00). Within sixty (60) days after the closing of any such acquisition, Buyer shall deliver to Seller a written notice that sets forth its computation, in reasonable detail, of the Base EBITDA of such acquired business. The dispute mechanisms set forth in Section 1.03(b) shall apply to the determination of the Base EBITDA, mutatis mutandis. Buyer and Seller currently estimate that the management fees, corporate overhead allocations and intercompany charges of the Acquired Companies during the Annualized Period is approximately $3,000,000 on an annualized basis. Following the Closing, Buyer and Seller agree to work together in good faith to review the financial information, corporate overhead allocations, and intercompany charges of the Acquired Companies during the Annualized Period to seek to reach agreement on the total annualized costs to the Acquired Companies for such period for purposes of clauses (iv) and (v) above.

(iii) “Fifth Measurement Period” shall mean the period beginning on the day following the fourth anniversary of the Closing Date and ending on the fifth anniversary of the Closing Date.

(iv) “Fifth Measurement Period Minimum EBITDA Threshold” shall mean Six Million Eight Hundred Forty Thousand Dollars ($6,840,000).

(v) “First Measurement Period” shall mean the period beginning on the day following the Closing Date and ending on the first anniversary of the Closing Date.

(vi) “First Measurement Period Minimum EBITDA Threshold” shall mean Four Million Two Hundred Fifty Thousand Dollars ($4,250,000).

(vii) “Fourth Measurement Period” shall mean the period beginning on the day following the third anniversary of the Closing Date and ending on the fourth anniversary of the Closing Date.

(viii) “Fourth Measurement Period Minimum EBITDA Threshold” shall mean Six Million Two Hundred Twenty Thousand Dollars ($6,220,000).

(ix) “Good Reason”, as it applies to the determination by Seller to terminate his employment with the Employer at his initiative, shall mean the occurrence of any of the following events without Seller’s written consent: (i) Seller suffers a material diminution in authority, responsibilities, or duties; (ii) Seller suffers a material reduction in base salary other than in connection with a proportionate reduction in the base salaries of all similarly situated senior officer-level employees of Amedisys; (iii) a relocation of Seller’s principal place of employment outside a thirty (30)-mile radius of North Andover, Massachusetts; or (iv) any action or inaction occurs which constitutes a material breach by Employer of its obligations under the Employment Documents. Good Reason shall not be deemed to have occurred unless (x) Seller provides the Employer with notice of one of the conditions described above within ninety (90) days after Seller becomes aware of the existence of such condition, (y) the Employer is provided at least thirty (30) days to cure the condition and fails to cure same within such thirty (30)-day period and (z) the Seller terminates employment within at least one hundred fifty (150) days of his failure to cure. The requirement that Seller travel to Nashville, Tennessee and Baton Rouge, Louisiana on a regular basis as reasonably required by Employer, and travel for the Company’s business, shall not constitute Good Reason.

(x) “Measurement Period” shall mean each of the First Measurement Period, the Second Measurement Period, the Third Measurement Period, the Fourth Measurement Period and the Fifth Measurement Period.

(xi) “Second Measurement Period” shall mean the period beginning on the day following the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date.

(xii) “Second Measurement Period Minimum EBITDA Threshold” shall mean Five Million Dollars ($5,000,000).

(xiii) “Third Measurement Period” shall mean the period beginning on the day following the second anniversary of the Closing Date and ending on the third anniversary of the Closing Date.

(xiv) “Third Measurement Period Minimum EBITDA Threshold” shall mean Five Million Six Hundred Fifty Thousand Dollars ($5,650,000).

(d) Certain Agreements. From the Closing until the end of the Fifth Measurement Period (or until the date of an earlier Forfeiture Event), Buyer shall (i) maintain separate accounting records necessary or appropriate to calculate the EBITDA of the Company, (ii) consult regularly with Seller with respect to the strategic direction and operation of the Acquired Companies and their respective businesses, and (iii) not take any action in bad faith with the intent to avoid or minimize the amount of any Contingent Payment. Subject to the foregoing and the other provisions of this Agreement and the other Transaction Documents, (i) Buyer shall have the sole and absolute right to make any and all business decisions related to the operations of the Acquired Companies, including with respect to pricing, capital expenditures, changes in salaries and benefits, and budgets, and (ii) except as may be required by Law, nothing contained in this Agreement shall be construed to restrict in any way the management of Buyer and its Affiliates from operating their respective businesses (including the Acquired Companies) in the manner which Buyer’s management and the board of directors of Amedisys deem most beneficial for Buyer and the equityholders of Amedisys. Seller acknowledges and agrees that (i) any Contingent Payment is speculative and is subject to numerous factors outside the control of Buyer, (ii) there is no assurance that Seller will receive any Contingent Payment, and (iii) Buyer has neither promised nor projected payment of any Contingent Payment.

(e) Buyer acknowledges and agrees that Seller may, in his sole discretion, allocate a portion of any Contingent Payment otherwise due to Seller under this Section 1.03 to one or more (i) employees of the Company or an Affiliate thereof, subject to such Persons being employed by the Company at the time such payment is made to them, or (ii) service providers of the Company, which are not subject to withholdings. All such payments made pursuant to clause (i) shall be made net of withholdings required by Law, will be subject to Buyer’s receipt of tax forms reasonably requested by Buyer from the recipients, and shall be reported by Buyer as compensation paid to such recipients. Buyer shall cause the Company to make such payments promptly as directed by Seller in writing and, in the case of payments to employees of the Company or an Affiliate thereof, in accordance with the Company’s normal payroll practices and subject to withholdings that are required by Law.

1.04 The Closing. Subject to the terms and conditions hereof, including those set forth in Article 2 hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place at 10:00 a.m. (ET) on March 1, 2016, unless another time and/or date is agreed to in writing by the Company and Buyer (the “Closing Date”). Unless another time and/or date is agreed to in writing by the Company and Buyer, the Closing shall be effective as of 12:01 a.m. (ET) on the Closing Date. The Closing shall take place via the electronic exchange of documents and funds. No transaction contemplated hereby will be deemed to have been completed and no document, instrument or certificate contemplated hereby shall be deemed to have been delivered until all transactions contemplated hereby are completed and all documents contemplated hereby delivered.

ARTICLE 2

CONDITIONS TO CLOSING

2.01 Conditions to All Parties’ Obligations. The obligations of Seller and Buyer to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a) All required notifications and filings with Governmental Authorities in connection with the transactions contemplated by this Agreement shall have been made and each applicable Governmental Authority, to the extent required before Closing, shall either have (i) given the approvals, consents or clearances required under relevant applicable Law for the completion of the transactions contemplated by this Agreement, (ii) rendered a decision that no approval, consent or clearance is required under relevant applicable Law for completion of the transactions contemplated by this Agreement, (iii) failed to render a decision within the applicable waiting period under relevant applicable Law and such failure is considered under such Law to be a grant of all requisite consents or clearances under such Law, or (iv) referred the transactions contemplated by this Agreement or any part thereof to another Governmental Authority in accordance with relevant applicable Law and one of the requirements listed in items (i) through (iii) above has been fulfilled in respect of such other Governmental Authority.

(b) Except for any pending or threatened suit, action or other proceeding directly or indirectly initiated by the party asserting its right not to consummate the transactions contemplated by this Agreement pursuant to this Section 2.01(b), no action or proceeding before any Governmental Authority will be pending or threatened in writing wherein an unfavorable judgment, decree or order would prevent the performance of this Agreement or the consummation of any of the transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded.

(c) This Agreement will not have been terminated in accordance with Section 8.01(a).

2.02 Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing Date:

(a) Each of the representations and warranties of Seller, the Company and EHO contained in Articles 3 and 4 (i) that is qualified as to or by Material Adverse Effect will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)) and (ii) that is not qualified as to or by Material Adverse Effect will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of any such representation and warranty referred to in this clause (ii) to be true and correct would not have a Material Adverse Effect. Buyer hereby acknowledges and agrees that the condition to Buyer’s obligation set forth in this Section 2.02(a) shall be deemed to be satisfied with respect to any Interim Breaches if the aggregate amount of Interim Breach Losses does not exceed $2,000,000 (exclusive of all fees and costs of legal or other advisors expected to be incurred by Buyer in connection with such Interim Breaches).

(b) The Company, EHO and Seller will have performed, in all material respects, all of the covenants and agreements under this Agreement that are required to be performed by them at or prior to the Closing, including completion of the Reorganization.

(c) Seller will have delivered to Buyer a duly executed assignment of the Interests, together with the original EHO Membership Interest Certificate, and AHC Holdco will have delivered to Buyer a duly executed assignment of the Units, in each case in form reasonably acceptable to Buyer.

(d) The Company, EHO and Seller will have delivered to Buyer a certificate, dated as of the Closing Date, stating that (i) the conditions specified in subsections (a) and (b) above as they relate to the Company, EHO or Seller, as applicable, have been satisfied, and (ii) the Reorganization has been consummated, to which are attached copies of (v) the resolutions of the board of directors and Seller, as the sole shareholder of AHC Holdco, authorizing the sale by AHC Holdco of the Units, (w) the resolutions of the sole member and the manager(s) of each of the Company and EHO approving this Agreement and the Transactions and terminating the deferred compensation plans of the Acquired Companies effective immediately prior to the Closing, (x) the organizational documents of each of the Company, EHO, and AHC Holdco, (y) certificates of good standing issued by the Secretary of State of the Commonwealth of Massachusetts as of a recent date for each of the Company, EHO and AHC Holdco, and (z) all of the documents comprising the Reorganization (the “Reorganization Documents”), including a certificate of the Conversion issued by the Secretary of State of the Commonwealth of Massachusetts and the cancelled stock certificates in the names of Seller and Betsey Trigilio, evidencing their prior ownership of the Shares, as applicable, in each case certified as accurate and complete as of the Closing Date.

(e) The Company will have obtained the Acquired Company Third Party Consents.

(f) Seller will have delivered to Buyer a certification, dated as of the Closing Date, certifying any facts that would exempt the transactions hereunder from withholding under Section 1445 of the Code.

(g) The Acquired Companies will have delivered to Buyer the written resignations of all directors and officers of the Acquired Companies in office immediately prior to the Closing.

(h) The Escrow Agreement shall have been executed by Seller and the Escrow Agent.

(i) Seller shall have delivered to Buyer the lease agreements in the forms of Exhibits B-1 and B-2 (collectively, the “Lease Agreements”), as applicable, for the Affiliated Real Property, duly executed and delivered by the Company, as tenant, and Seller or its Affiliate, as applicable, as landlord.

(j) As of the Closing, each of the employment term sheet, dated as of the date hereof, by and between the Company and Seller, and the Executive Protective Covenant Agreement, dated as of the date hereof, between Amedisys and Seller, attached hereto as Exhibits C-1 and C-2, respectively (collectively, the “Employment Documents”), shall be in full force and effect, unless any such failure of the Employment Documents to be in full force and effect is due to the actions or omissions of Buyer or Amedisys.

(k) Seller shall have delivered to Buyer a confirmation signed by his present spouse (and any prior spouse) that she has no interest in or claim to the Units, the Interests, the Shares or the sale proceeds thereof, in form and content reasonably acceptable to the Buyer Company.

(l) Seller shall have delivered to Buyer documentation, in form and content reasonably acceptable to Buyer, evidencing that that the Acquired Companies have been irrevocably released and discharged from any and all outstanding guarantees and other obligations and liabilities relating to the Indebtedness of Seller and his Affiliates, along with documentation, in form and content reasonably acceptable to Buyer, evidencing that any and all Liens on the assets of the Acquired Companies relating to such guarantees, obligations and liabilities have been terminated.

(m) The Company shall have delivered to Buyer documentation, in form and content reasonably acceptable to Buyer, evidencing that all loans referenced on Section 4.17 of the Disclosure Schedule have been or will be repaid in full at or prior to the Closing.

(n) The Company shall have delivered to Buyer a copy of a CD or DVD-ROM containing a true, correct and complete copy of the electronic data room created in connection with the transactions contemplated by this Agreement.

2.03 Conditions to Seller’s Obligations. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions as of the Closing Date:

(a) Each of the representations and warranties set forth in Article 5 hereof will be true and correct as of the Closing Date as if made anew as of such date (except to the extent any such representation and warranty expressly relates to an earlier date (in which case as of such earlier date)), except where any failure of any such representation and warranty to be true and correct would not have a material adverse effect on Buyer’s ability to perform the transactions contemplated hereby.

(b) Buyer and Amedisys will have performed in all material respects all of the covenants and agreements under this Agreement that are required to be performed by them at or prior to the Closing.

(c) Buyer will have made the payments set forth in Section 1.01 due on the Closing Date.

(d) Buyer will have delivered to Seller a certificate in the form, dated as of the Closing Date, stating that the conditions specified in subsections (a) and (b) hereof have been satisfied.

(e) The Escrow Agreement shall have been executed by the Buyer and the Escrow Agent.

(f) As of the Closing, the Employment Documents shall be in full force and effect, unless any such failure of the Employment Documents to be in full force and effect is due to the actions or omissions of Seller.

2.04 Waiver of Conditions. All conditions to the Closing will be deemed to have been satisfied or waived from and after the Closing.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer as follows as of the date hereof (unless otherwise indicated) and as of the Closing Date:

3.01 Power. Seller has all requisite power and authority to execute and deliver this Agreement and to perform his obligations hereunder.

3.02 Execution and Delivery; Valid and Binding Agreement. This Agreement has been duly executed and delivered by Seller, and assuming that this Agreement is the valid and binding agreement of Buyer and Amedisys, this Agreement constitutes the valid and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

3.03 No Breach. Except as set forth in Section 3.03 of the Disclosure Schedule, the execution, delivery and performance of this Agreement by Seller and the consummation of the transactions contemplated hereby do not conflict with or result in any material breach of, constitute a material default under, result in a material violation of, result in the creation of any Lien upon any material assets of Seller, or require any authorization, consent, approval, exemption or other action by or notice to any Governmental Authority or other third party under any material indenture, mortgage, lease, loan agreement or other material agreement or instrument to which Seller is bound, or any Law or Governmental Order to which Seller is subject other than any such authorizations, consents, approvals, exemptions or other actions required under the any applicable anti-trust or competition Laws or that may be required solely by reason of Buyer’s participation in the transactions contemplated hereby.

3.04 Ownership. As of the date hereof, Seller is the record owner of the Shares (all of which will be canceled pursuant to the Conversion), free and clear of all Liens, options, warrants, proxies, voting trusts or agreements and other restrictions and limitations of any kind, other than applicable federal and state securities law restrictions. Seller is the record owner of the Interests, free and clear of all Liens, options, warrants, proxies, voting trusts or agreements and other restrictions and limitations of any kind, other than applicable federal and state securities law restrictions. As of the Closing, Seller will own one hundred percent (100%) of the outstanding capital stock of AHC Holdco, free and clear of all Liens, options, warrants, proxies, voting trusts or agreements and other restrictions and limitations of any kind, other than applicable federal and state securities law restrictions. As of the Closing, AHC Holdco will be the record owner of the Units, free and clear of all Liens, options, warrants, proxies, voting trusts or agreements and other restrictions and limitations of any kind, other than applicable federal and state securities law restrictions, and the Units will not be certificated.

3.05 Brokerage. Except as set forth in Section 3.05 of the Disclosure Schedule, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Seller.

3.06 Litigation. There are no (i) outstanding judgments against Seller, (ii) Actions pending or, to the knowledge of Seller, threatened against Seller, or (iii) investigations by any Governmental Authority that are pending or, to the knowledge of Seller, threatened against Seller, in any case, which would adversely affect Seller’s performance under this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES REGARDING THE ACQUIRED COMPANIES AND AHC HOLDCO

The Company and EHO, jointly, severally and solidarily, represent and warrant to Buyer as follows as of the date hereof (unless otherwise indicated) and as of the Closing Date:

4.01 Organization and Corporate Power.

(a) As of the date hereof, the Company is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. As of the Closing, the Company will be a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts. The Company has all requisite corporate power and authority necessary to own and operate its properties. The Company is qualified to do business in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify. The Company has delivered to Buyer true and complete copies of the Company’s Articles of Organization and Bylaws, each as amended and as in effect as of the date hereof. As of the Closing, the Company will have delivered to Buyer true and complete copies of EHO’s Articles of Formation and Operating Agreement, each as amended and as in effect as of the Closing.

(b) EHO is a limited liability company duly organized, validly existing and in good standing under the laws of the Commonwealth of Massachusetts, and EHO has all requisite limited liability power and authority necessary to own and operate its properties. EHO is qualified to do business in every jurisdiction in which its ownership of property or the conduct of business as now conducted requires it to qualify. The Company has delivered to Buyer true and complete copies of EHO’s Articles of Formation and Operating Agreement, each as amended and as in effect as of the date hereof.

(c) At the Closing, (i) AHC Holdco will be a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Massachusetts and will have all requisite corporate power and authority necessary to own and operate its properties; and (ii) AHC Holdco will be qualified to do business in every jurisdiction in which its ownership of property or the conduct of business as contemplated by this Agreement requires it to qualify.

4.02 Subsidiaries. The Acquired Companies do not own or hold the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person.

4.03 Authorization; Execution and Delivery; Valid and Binding Agreement; No Breach.

(a) The execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate action on the part of the Company, and no other proceedings on the Company’s part are necessary to authorize the execution, delivery or performance of this Agreement by the Company. This Agreement has been duly executed and delivered by the Company and assuming that this Agreement is a valid and binding obligation of Buyer and Amedisys, this Agreement constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) The execution, delivery and performance of this Agreement by EHO and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite limited liability company action on the part of EHO, and no other proceedings on EHO’s part are necessary to authorize the execution, delivery or performance of this Agreement by EHO. This Agreement has been duly executed and delivered by EHO and assuming that this Agreement is a valid and binding obligation of Buyer and Amedisys, this Agreement constitutes a valid and binding obligation of EHO, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(c) As of the Closing, all actions taken by AHC Holdco in connection with this Agreement and the Transaction Documents to which it is a party will have been duly authorized, and all such Transaction Documents will have been duly executed and delivered by AHC Holdco and assuming that such Transaction Documents constitute valid and binding obligations of Buyer and Amedisys, as applicable, such Transaction Documents shall constitute valid and binding obligations of AHC Holdco, enforceable in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(d) Except as set forth in Section 4.03 of the Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company and EHO and the consummation of the transactions contemplated hereby (including the Conversion) do not conflict with or result in any breach of, constitute a default under, result in a violation of, result in the creation of any Lien upon any assets of the Acquired Companies, or require any filing, authorization, consent, approval, exemption or other action by or notice to any Governmental Authority or other third party, under the provisions of the Acquired Companies, organizational documents or Material Contract to which either of the Acquired Companies is bound, or any Law or Governmental Order to which either of the Acquired Companies is subject, other than any such authorizations, consents, approvals, exemptions or other actions required under any applicable antitrust or competition Laws or as may be required under the applicable requirements of antitrust, competition or other similar Laws and judicial doctrines of jurisdictions other than the United States or that may be required solely by reason of Buyer’s participation in the transactions contemplated hereby.

(e) Except for filings with the Commonwealth of Massachusetts needed to effect the Conversion, the consummation of the transactions contemplated hereby will not conflict with or result in any breach of, constitute a default under, result in a violation of, result in the creation of any Lien upon any assets of AHC Holdco, or require any filing, authorization, consent, approval, exemption or other action by or notice to any Governmental Authority or other third party, under the provisions of AHC Holdco, organizational documents or any material contract to which AHC Holdco is bound as of the Closing, or any Law or Governmental Order to which AHC Holdco is subject as of the Closing, other than any such authorizations, consents, approvals, exemptions or other actions required under any applicable antitrust or competition Laws or as may be required under the applicable requirements of antitrust, competition or other similar Laws and judicial doctrines of jurisdictions other than the United States or that may be required solely by reason of Buyer’s participation in the transactions contemplated hereby.

4.04 Capital Stock. Except as set forth in Section 4.04 of the Disclosure Schedule, the Acquired Companies do not have any other equity securities, convertible securities or other securities containing any equity features authorized, issued or outstanding, and there are no agreements, options, warrants or other rights or arrangements existing or outstanding which provide for the sale or issuance of any of the foregoing by the Acquired Companies. As of the date hereof, the Shares represent one hundred percent (100%) of the issued and outstanding capital stock of the Company. As of the Closing, the Units will represent one hundred percent (100%) of the issued and outstanding membership interests of the Company. The Interests represent one hundred percent (100%) of the issued and outstanding membership interests of EHO. Except for the Interests, there are no outstanding (a) shares of capital stock or other equity interests or voting securities of EHO, (b) securities convertible or exchangeable into membership interests of EHO, (c) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require EHO to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem membership interests of EHO or (d) stock appreciation, phantom stock, profit participation or similar rights with respect to EHO. As of the date hereof, except for the Shares, there are no outstanding, and as of the Closing, except for the Units, there will be no outstanding (a) shares of capital stock or other equity interests or voting securities of the Company, (b) securities convertible or exchangeable into capital stock or membership interests of the Company, (c) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock or membership interests of the Company or (d) stock appreciation, phantom stock, profit participation or similar rights with respect to the Company. As of the date hereof, the Shares have been duly authorized and are validly issued, fully paid and nonassessable. The Interests are validly issued and, as of the Closing, the Units will be validly issued. As of the Closing, AHC Holdco will have no Subsidiaries other than the Company which will be wholly-owned by it, and all of the outstanding capital stock of AHC Holdco shall have been issued in compliance with applicable Laws, and none of such outstanding capital stock shall have been issued or transferred in violation of any agreement, assignment or commitment to which Seller, the Company or AHC Holdco shall be a party or shall be subject to or in violation of any preemptive or similar rights.

4.05 Financial Statements. Section 4.05 of the Disclosure Schedule attaches true and correct copies of the: (i) unaudited balance sheet of the Company as of November 30, 2015 (the “Latest Company Balance Sheet”) and the related statement of income for the eleven (11)-month period then ended; (ii) audited balance sheets of the Company as of December 31, 2014 and December 31, 2013, and the related statements of income and cash flows for the fiscal years then ended; (iii) unaudited balance sheet of EHO as of November 30, 2015 (the “Latest EHO Balance Sheet”) and the related statement of income for the eleven (11)-month period then ended, and (iv) unaudited balance sheets of EHO as of December 31, 2014 and December 31, 2013, and the related statements of income and cash flows for the fiscal years then ended (all such financial statements referred to in clauses (i) through (iv), the “Financial Statements”). Except as set forth in Section 4.05 of the Disclosure Schedule, the Financial Statements present fairly, in all material respects, the financial condition of the Acquired Companies as of the times and for the periods referred to therein. The Acquired Companies do not have any material liabilities or obligations of any nature (whether known or unknown and whether absolute, accrued, contingent or otherwise) relating to the operation of their respective businesses, as applicable, that are required under GAAP to be accrued on the face of a balance sheet, except for (i) current liabilities incurred in the ordinary course of business, consistent with past practice, since November 30, 2015 (the “Balance Sheet Date”), (ii) expenses incurred in connection with the transactions contemplated by this Agreement, (iii) obligations arising in the ordinary course under (A) Material Contracts and (B) other agreements that are not Material Contracts and were entered into by the Acquired Companies in the ordinary course of business, consistent with its past practice, (iv) liabilities set forth on the Latest Company Balance Sheet and the Latest EHO Balance Sheet, respectively, and (v) those liabilities set forth in Section 4.05 of the Disclosure Schedule. Neither Acquired Company is insolvent, has proposed a compromise or arrangement to its creditors generally, has had any petition for a receiving order in bankruptcy filed against it, has made a voluntary assignment in bankruptcy, has taken any proceeding with respect to a compromise or arrangement, has taken any proceeding to have itself declared bankrupt or wound-up, has taken any proceeding to have a receiver appointed to any part of its assets, or has had any debtor take possession of any of its property. The Financial Statements were prepared in accordance with GAAP, and to the extent consistent with GAAP, using consistently applied accounting methods, assumptions, policies, principles, practices, and procedures, with consistent classification, judgments, and estimation methodology, except in the case of the financial statements referred to in clauses (i), (iii) and (iv) above, for the absence of footnote disclosures and in the case of the financial statements referred to in clauses (i) and (iii) above, normal recurring changes resulting from year-end adjustments.

4.06 Absence of Certain Developments. Since the Balance Sheet Date, there has not occurred any Material Adverse Effect. Prior to the Closing, AHC Holdco shall have conducted no operations and its sole assets shall be (i) prior to the Conversion, the Shares (which will be cancelled pursuant to the Conversion), and (ii) following the Conversion, all of the Units. Except as set forth in Section 4.06 of the Disclosure Schedule and except as expressly contemplated by this Agreement, since the Balance Sheet Date, each Acquired Company has conducted its business in the ordinary course, consistent with past practice, and neither Acquired Company has:

(a) mortgaged, pledged or subjected to any Lien any of its material assets, except Permitted Liens;

(b) sold, assigned or transferred any material portion of its tangible assets, except in the ordinary course of business consistent with past practice;

(c) issued, sold, redeemed or transferred any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities;

(d) amended its charter or by-laws or other applicable organizational documents;

(e) acquired by merger, equity purchase or consolidation with, or by purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any division thereof;

(f) made any material capital investment in, or any material loan to, any other Person;

(g) made any material capital expenditures or commitments therefor, except in the ordinary course of business consistent with past practice or pursuant to its existing capital expenditure budget;

(h) deferred an capital expenditures, except in the ordinary course of business consistent with past practice;

(i) made any changes in wages, salary or other compensation with respect to its officers, directors or employees, in each case other than changes made in the ordinary course of business consistent with past practice or pursuant to existing agreements or arrangements listed on Section 4.10 of the Disclosure Schedule;

(j) paid, loaned or advanced (other than the payment of salary and benefits, the payment, advancement or reimbursement of expenses in the ordinary course of business consistent with past practice or intercompany payments between the Acquired Companies, in any event in the ordinary course of business consistent with past practice) any amounts to, or sold, transferred or leased any of its assets to, or entered into any other transactions with, any of its Affiliates other than in the ordinary course of business consistent with past practice;

(k) commenced or settled any litigation involving an amount in excess of $50,000 for any one case;

(l) cancelled or waived any claims with a potential value in excess of $50,000, other than in the ordinary course of business;

(m) terminated, assigned, amended, canceled or waived any material right under any Material Contract, other than in the ordinary course of business consistent with past practice;

(n) changed its accounting methods or principles theretofore adopted, except as required by GAAP and reflected in the Financial Statements;

(o) experienced any damage, destruction or casualty loss (other than those covered by insurance) with respect to any of the assets or properties of such Acquired Company that, individually or in the aggregate with respect to both Acquired Companies, exceeds $50,000;

(p) made any material change to its Benefit Plans or the benefits payable thereunder;

(q) experienced any labor grievances or similar claims filed;

(r) incurred any Indebtedness (other than (1) borrowings under the Company’s revolving line of credit in the ordinary course of business consistent with past practice, or (2) other ordinary course borrowings in an aggregate amount of no more than $100,000), guaranteed another Person’s Indebtedness, or prepaid any Indebtedness;

(s) made any material change in the terms of payment by its patients/payors for any services it performs the effect of which is to enable it to receive payment or recognize revenues in its statement of operations for any period ending on or before the Closing Date which, but for that change, it would not so receive or recognize before a period beginning after the Closing Date;

(t) made any material change in its practices with respect to timely payment of accounts payable or other obligations payable to vendors, suppliers or other third parties; or

(u) committed to do any of the foregoing.

4.07 Title to Properties. Section 4.07 of the Disclosure Schedule sets forth a true, correct and complete listing of all tangible personal property owned by the Company as of the Balance Sheet Date with a depreciated book value in excess of $5,000. Except as set forth in Section 4.07 of the Disclosure Schedule, the Company has good title to, or holds pursuant to valid and enforceable leases, all of the personal property owned or leased by the Company as of the Balance Sheet Date or acquired by the Company since the Balance Sheet Date, free and clear of all Liens, except for Permitted Liens, and except for assets disposed of by the Company in the ordinary course of business consistent with past practice since the Balance Sheet Date. Except as set forth on Section 4.07 of the Disclosure Schedule, all of the tangible personal property of the Company is in good working order and condition in accordance with industry practice, ordinary wear and tear excepted, and adequate in all material respects for the purposes for which they presently are being used or held for use. EHO does not own any material personal property. Section 4.07 of the Disclosure Schedule sets forth a list of all leases of tangible personal property to which the Company is a party. Each such lease remains in full force and effect and the Company is not in breach or default in any material respect thereunder and, to the Company’s knowledge, no lessor thereunder is in breach or default in any material respect. True and complete copies of all such leases, together with all modifications, extensions, amendments and assignments thereof, if any, have been made available to Buyer.

4.08 Real Property.

(a) The real property described in Section 4.08(a) of the Disclosure Schedule (the “Leased Real Property”) constitutes all of the real property leased by the Company. The Company does not own any real property. EHO does not lease or own any real property. Section 4.08(a) of the Disclosure Schedule sets forth a list of all leases pursuant to which the Company leases real property (each a “Company Lease”) and the address of the real property to which it relates. Except as set forth in Section 4.08(a) of the Disclosure Schedule, each Company Lease is in full force and effect, and the Company holds a valid and existing leasehold interest under each such lease, subject to proper authorization and execution of such lease by the other party and the application of any bankruptcy or creditor’s rights Laws and Permitted Liens. The Company has delivered or made available to Buyer copies of each of the Company Leases, together with all modifications, extensions, amendments and assignments thereof. The Company is not in material default under any Company Lease and, to the Company’s knowledge, no counterparty to any such lease is in material default thereunder. Except as set forth on Section 4.08 of the Disclosure Schedule, the Company has not subleased or granted any other right to the use or occupancy of any real property that is the subject of any Company Lease.

(b) The Company is not a party to and is not otherwise bound by, nor is any of the Leased Real Property subject to, any contract requiring it to pay any commissions or other compensation to any brokers or agents in connection with the Leased Real Property, and has had no dealing with any broker or agent with respect to the Leased Real Property upon which any such broker or agent would be entitled to a commission or other compensation.

4.09 Tax Matters. Except as set forth in Section 4.09 of the Disclosure Schedule:

(a) Each Acquired Company or an Affiliate thereof has timely filed (taking into account any extensions) with the appropriate Tax authorities all Tax Returns that were required to be filed for or on behalf of such Acquired Company, and has paid all Taxes due and owing (whether or not shown on any Tax Return) by each Acquired Company. All such Tax Returns were true, correct and complete in all material respects and were prepared in accordance with all applicable Tax Laws. Each Acquired Company has withheld and paid to the appropriate Tax authorities all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, and all Forms W-2 and 1099 required with respect thereto have been properly completed in all material respects and timely filed.

(b) The unpaid Taxes of the Acquired Companies for all Tax periods through the Balance Sheet Date did not as of such date exceed the reserve for Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Latest Company Balance Sheet and the Latest EHO Balance Sheet, as applicable, and such unpaid Taxes will not exceed as of the Closing Date such reserve as adjusted for the passage of time in accordance with the GAAP-compliant past custom and practice of the Acquired Companies through the Closing Date.

(c) Neither Acquired Company has received from any Tax authority any written (or to the Company’s knowledge, oral) notice of any proposed adjustment, deficiency or underpayment of any Taxes, and there is no dispute, audit, action, suit, investigation (to the Company’s knowledge), proceeding or claim now pending or, to the Company’s knowledge, that has been threatened in writing concerning any Tax liability of the Acquired Companies. The Acquired Companies have not waived any statute of limitations in respect of Taxes of the Acquired Companies beyond the Closing Date or agreed to any extension of time beyond the Closing Date with respect to a Tax assessment or deficiency.

(d) The Acquired Companies are not party to any Tax-sharing agreement.

(e) Neither of the Acquired Companies is a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(f) Neither of the Acquired Companies is and has not been a party to any “listed transaction” as defined in Code Section 6707A(c)(2) and Treasury Regulations Section 1.6011-4(b)(2).

(g)    (i) The Company has been a validly electing S corporation within the meaning of Section 1361 of the Code at all times since March 1, 1991. Other than as contemplated by the Reorganization, neither Seller nor the Company has taken any action that would invalidate the Company’s election to be treated as an S corporation within the meaning of Section 1361 of the Code.

(ii) Prior to the Closing, AHC Holdco will have timely made an election to be treated as an S corporation within the meaning of Section 1361 of the Code (and all corresponding provisions of state and local Law, if applicable) effective on, and will be qualified as an S corporation for federal income Tax purposes (and all corresponding provisions of state and local Tax Law, if applicable) since, the date on which it acquires the Shares. As of the Closing, no issue shall have been raised by any Governmental Authority with respect to AHC Holdco’s qualification as an S corporation under federal income Tax Law or any corresponding provisions of state and local Tax Law, if applicable.

(iii) Prior to the Closing, pursuant to Treasury Regulation Section 1.1361-3, the Company will have taken all steps and made all filings on a timely basis to become a QSub within the meaning of Section 1361(b)(3)(B) of the Code at the time Seller contributes the Shares to AHC Holdco and will retain such status at all times until the Closing.

(iv) The Reorganization will occur on a tax-free basis and upon completion thereof the Company will be a disregarded entity for tax purposes, as provided in Treasury Regulation Section 301.7701-3.

(h) There are no Liens for Taxes against either Acquired Company’s assets, other than Liens that constitute a Permitted Lien.

(i) All Tax Returns filed by the Acquired Companies, examination reports, and statements of deficiencies assessed against or agreed to by the Acquired Companies, for all taxable periods ending prior to the Closing Date that are still open to examination under all applicable statutes of limitations have been made available to Buyer. Section 4.09 of the Disclosure Schedule identifies those Tax Returns that have been audited and those currently subject to audit.

(j) Neither Acquired Company is a party to any agreement, contract, arrangement, or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any ‘‘excess parachute payment’’ within the meaning of Code §280G (or any corresponding provision of state, local, or non-U.S. Tax law) or (ii) any amount that will not be fully deductible as a result of Code §162(m) (or any corresponding provision of state, local, or non-U.S. Tax law). Each Acquired Company has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code §6662. Neither Acquired Company (A) has been a member of an Affiliated Group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person under Treasury Regulations §1.1502-6 (or any similar provision of state, local, or non-U.S. law), as a transferee or successor, or by contract.

(k) Within the past three (3) years, neither Acquired Company has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code §355 or Code §361.

(l) The Acquired Companies have not, in the past ten (10) years, (A) acquired assets from another corporation in a transaction in which such Acquired Company’s federal income Tax basis for the acquired assets was determined, in whole or in part, by reference to the federal income Tax basis of the acquired assets (or any other property) in the hands of the transferor or (B) acquired the stock of any corporation.

(m) Neither Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(A) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(B) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(C) ‘‘closing agreement’’ as described in Code §7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date;

(D) intercompany transactions or any excess loss account described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law);

(E) installment sale or open transaction disposition made on or prior to the Closing Date;

(F) prepaid amount received on or prior to the Closing Date; or

(G) election under Code §108(i).

(n) No claim has ever been asserted by a Governmental Authority of a jurisdiction where an Acquired Company does not file Tax Returns that such Acquired Company is or may be subject to taxation by such jurisdiction. Neither Acquired Company has had or engaged in a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code. Neither Acquired Company is currently the beneficiary of any extension of time within which to file any Tax Return.

(o) The representations set forth in this Section 4.09 are the only representations in this Agreement with respect to Taxes and any claim for breach of representation with respect to Taxes will be based on the representations made in this Section 4.09 and will not be based on the representations set forth in any other provision of this Agreement. The representations set forth in this Section 4.09 refer only to past activities of the Acquired Companies are not intended to serve as representations and warranties regarding, nor can they be relied upon with respect to, Taxes attributable to a Post-Closing Tax Period or a position taken after the Closing Date.

4.10 Contracts and Commitments.

(a) Except as set forth in Section 4.10(a) of the Disclosure Schedule, neither of the Acquired Companies is party to any written:

(i) joint venture agreement, operating agreement, management agreement, cost sharing agreement, or partnership agreement;

(ii) collective bargaining agreement or contract with any labor union;

(iii) bonus, pension, profit sharing, severance, retention, change of control, retirement or other form of deferred compensation plan, in each case, other than as described in Section 4.13;

(iv) stock purchase, stock option or similar plan with respect to equity of the Acquired Companies;

(v) contract for the employment of any officer, individual employee or other person on a full-time or consulting basis providing for fixed compensation in excess of $100,000 per annum, other than offer letters, non-disclosure, non-solicitation, non-competition or similar agreements;

(vi) agreement or indenture relating to Indebtedness or to mortgaging, pledging or otherwise placing a Lien on any assets of the Acquired Companies;

(vii) guaranty of any obligation for borrowed money;

(viii) lease or agreement under which it is lessee of, or holds or operates any personal property owned by any other party, for which the annual rental payment exceeds $50,000;

(ix) lease or agreement under which it is lessor of or permits any third party to hold or operate any property, real or personal, for which the annual rental payment exceeds $50,000;

(x) contract or group of related contracts with the same party for the purchase of products or services, involving payments by either Acquired Company for goods, services or materials of $50,000 or more in any calendar year;

(xi) contract or group of related contracts with the same party for the sale of products or services involving payments to either Acquired Company for goods, services or materials of $50,000 or more in any calendar year;

(xii) aging service access point contracts with any Governmental Authority;

(xiii) contract that by its terms contains non-competition restrictions that restrict the ability of the Acquired Companies to compete in any geographical area or business (other than confidentiality agreements entered into in the ordinary course of business);

(xiv) distributorship or sales agency agreement;

(xv) contract related to an acquisition or divestiture of any corporation, partnership or other business organization or division thereof or collection of assets constituting all or substantially all of a business or business unit by either Acquired Company;

(xvi) contract between either Acquired Company and any officer, director or equity holder, or, to the knowledge of the Company, any Affiliate thereof;

(xvii) contract providing for an exclusive relationship or the purchase from a supplier of all or substantially all of the requirements of either Acquired Company of a particular product or service, including cell phone contracts, utilities, healthcare insurance, leases and the like;

(xviii) Billing Arrangement; or

(xix) any contract between either Acquired Company and any physician, physician group or Third Party Payor.

(b) Buyer has been given access to true and correct copies of all written contracts which are listed in Section 4.10(a) of the Disclosure Schedule, together with all amendments, waivers or other changes thereto (each, a “Material Contract” and, collectively, the “Material Contracts”).

(c) The Material Contracts are in full force and effect and are valid binding obligations of the Acquired Companies. Except as set forth in Section 4.10(c) of the Disclosure Schedule, (i) neither of the Acquired Companies is in default in any material respect under any Material Contract and (ii) to the Company’s knowledge, the counterparty or counterparties to each such agreement or contract are not in material default thereunder.

(d) Except as set forth on Section 4.10 of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not result in any material default by the Company under any such Material Contract or afford any other party the right to terminate any such Material Contract. Except as set forth on Section 4.10 of the Disclosure Schedule, the Company has not received written (or, to the knowledge of the Company, oral) notice of any intention of any other party to any Material Contract to exercise any right to cancel or terminate that Material Contract.

4.11 Intellectual Property.

(a) All of the internet domain names, registered trademarks, registered trade names, registered service marks, registered copyrights or applications for any of the foregoing and software (other than off-the-shelf software) owned or licensed by the Company and used in the conduct of the business of the Company are set forth in Section 4.11(a) of the Disclosure Schedule (the “Company Intellectual Property”), which Section 4.11(a) separately identifies the Company Intellectual Property owned by the Company. The Company does not hold any patents nor has any pending patent applications and EHO does not own or license any material Intellectual Property.

(b) Except as set forth in Section 4.11(b) of the Disclosure Schedule, the Company owns or has the right to use all Company Intellectual Property and the Company Intellectual Property owned by the Company does not infringe upon, violate, misappropriate or make unlawful use of the Intellectual Property or other rights of any other Person. Except as set forth in Section 4.11(b) of the Disclosure Schedule, no Company Intellectual Property owned by the Company is the subject of any pending or, to the Company’s knowledge, threatened actions, suits or proceedings. To the Company’s knowledge, no Person is currently infringing or, within the past three (3) years has infringed, on any Company Intellectual Property owned by the Company. Neither Acquired Company has granted to any Person exclusive rights to any of the Company Intellectual Property.

(c) Section 4.11(b) of the Disclosure Schedule sets forth all licenses, sublicenses and other agreements whereby an Acquired Company is or has granted rights, interests and authority, whether on an exclusive or non-exclusive basis, to use Company Intellectual Property in the conduct of its business (other than “off the shelf” or standard software licenses). Except as set forth in Section 4.11(c) of the Disclosure Schedule, neither Acquired Company has within the past three (3) years received in writing (or, to the knowledge of the Company, orally) any charge, complaint, claim, demand or notice alleging any infringement, misappropriation, or violation (including any claim that an Acquired Company must license or refrain from using any Intellectual Property of any third party in order to avoid infringement) of the Intellectual Property of any third party.

(d) All prior and current employees and independent contractors of the Company who have or may have any legal right, title or interest in or to any of the Company Intellectual Property listed as owned by the Company on Section 4.11(a) of the Disclosure Schedule have entered into release and acknowledgement agreements with the Company substantially in the form attached hereto as Section 4.11(d) of the Disclosure Schedule (the “Release and Acknowledgment Agreements”) duly assigning to the Company all of his/her/its legal right, title or interest in or to any such Company Intellectual Property. The Company has made available to Buyer copies of such Release and Acknowledgment Agreements.

(e) The representations set forth in this Section 4.11 are the only representations in this Agreement with respect to Intellectual Property and any claim for breach of representation with respect to Intellectual Property will be based on the representations made in this Section 4.11 and will not be based on the representations set forth in any other provision of this Agreement.

4.12 Litigation. Except as set forth in Section 4.12 of the Disclosure Schedule, there are no Actions pending or, to the Company’s knowledge, threatened against the Acquired Companies, at law or in equity, or before or by any Governmental Authority, and neither of the Acquired Companies is subject to any outstanding Governmental Order entered against the Acquired Companies.

4.13 Employee Benefit Plans.

(a) Section 4.13(a) of the Disclosure Schedule sets forth a list of each Benefit Plan. The Company has made available to Buyer true and complete copies of: (i) any and all plan documents, amendments and agreements; (ii) the current summary plan description and any material modifications thereto; (iii) the most recent annual report, if applicable, with respect to such Benefit Plan. Each Benefit Plan has been established and administered in all material respects in accordance with its terms and applicable Law and Legal Requirements, including, as to each Benefit Plan that is subject to United States Law, ERISA and the Code. Each of the Benefit Plans that is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), has received a favorable determination letter from the Internal Revenue Service, and, to the knowledge of the Company, nothing has occurred subsequent to the issuance of such determination letter which would reasonably be expected to cause such Benefit Plan to lose its qualified status. The Benefit Plans comply in form and in operation in all material respects with the requirements of the Code and ERISA, to the extent applicable.

(b) With respect to the Benefit Plans, all required contributions of the Acquired Companies due on or before the Closing Date have been made or properly accrued on the Company’s books and records on or before the Closing Date. Except as set forth in Section 4.13(b) of the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (i) accelerate the time of payment or vesting under any Benefit Plan, (ii) increase the amount of compensation due to any current or former officer, employee, director or independent contractor of either Acquired Company, (iii) entitle any current or former employee, officer, director or independent contractor of either Acquired Company to severance pay, unemployment compensation or any other payment, (iv) directly or indirectly cause the Company to transfer or set aside any assets to fund or otherwise provide for the benefits under any Benefit Plan for any current or former employee, officer, director or independent contractor, or (v) result in any non-exempt prohibited transaction described in ERISA Section 406 or Code Section 4975.

(c) Except as set forth in Section 4.13(c) of the Disclosure Schedule, none of the Plans is subject to Title IV of ERISA nor provide for medical or life insurance benefits to retired or former employees of the Company (other than as required under Code Section 4980B, or similar state law). Except as set forth in Section 4.13(c) of the Disclosure Schedule, neither Acquired Company, nor any of their respective ERISA Affiliates, either currently or at any time during the six (6) year period ended on the date hereof, sponsored, maintained, or were otherwise obligated to contribute to a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, or any pension plan subject to Section 412 of the Code. Any trust funding a Benefit Plan, which is intended to be exempt from U.S. federal income Tax under Section 501(c)(9) of the Code, satisfies the requirements of that Section and has received a favorable determination letter from the IRS regarding that exempt status and has not, since receipt of the most recent favorable determination letter, been amended or operated in a way that would adversely affect that exempt status.

4.14 Insurance. Section 4.14 of the Disclosure Schedule sets forth each insurance policy maintained by the Acquired Companies, true and correct copies of which have been made available by the Company to Buyer. All such insurance policies are in full force and effect, neither of the Acquired Companies is in material default with respect to its obligations under any such insurance policies, and no written (or, to the knowledge of the Company, oral) notice of cancellation has been received by either of the Acquired Companies with respect to any such insurance policy. The Acquired Companies have made available to Buyer true and correct copies of all insurance loss runs and worker’s compensation claims for the Acquired Companies for the most recently ended three (3) policy years. Further, no material insurance carried by the Acquired Companies has been canceled during the past five (5) years, and neither Acquired Company has been denied any material coverage during such period. Except as disclosed on Section 4.14 of the Disclosure Schedule, there are no pending material claims under any such insurance policy as to which the respective insurers have denied coverage. Neither Acquired Company has received any written (or, to the knowledge of the Company, oral) notice of any material increase (or proposed material increase) after the date hereof in any deductibles, retained amounts or premiums payable under the insurance policies listed on Section 4.14 of the Disclosure Schedule that, to the Company’s knowledge, is disproportionate to other increases occurring in the industry in which the Company operates.

4.15 Compliance with Laws; Permits.

(a) Except as set forth in Section 4.15(a) of the Disclosure Schedule, the Acquired Companies are, and during the past three (3)-years have been, in compliance in all material respects with all Laws and Legal Requirements applicable to the conduct of their respective businesses as currently conducted, including Laws and Legal Requirements respecting employment and employment practices, immigration, terms and conditions of employment, wages and hours, and workplace health and safety, applicable security and privacy standards regarding protected health information under HIPAA, all applicable state privacy and security Laws, and with all applicable regulations promulgated under any such legislation. Neither Acquired Company has, during the three (3)-year period preceding the date hereof, received written (or, to the knowledge of the Company, oral) notice of any Action by any Person alleging material liability under, or material noncompliance with, any such Law or Legal Requirement.

(b) Section 4.15(b) of the Disclosure Schedule contains a true and complete list of all material Permits held by the Acquired Companies and currently in effect. All such Permits are valid and in full force and effect and none of such Permits shall terminate as a result of the consummation of the transactions contemplated hereby. Each Acquired Company is (and during the three (3)-year period preceding the date hereof has been) in material compliance with the terms and conditions of such Permits. The Acquired Companies have not received any written (or, to the knowledge of the Company, oral) notice from a Governmental Authority of its intention to cancel, terminate, restrict, limit or otherwise qualify or not renew any of such Permits. The Acquired Companies have all material Permits that are necessary in order to enable the Acquired Companies to own and operate their respective businesses as currently conducted. This Section 4.15 does not relate to (i) Environmental Laws or environmental Permits, which are the subject of Section 4.16, or (ii) Permits required under Healthcare Laws, which are the subject of Section 4.23.

4.16 Environmental Compliance and Conditions. Except as set forth in Section 4.16 of the Disclosure Schedule:

(a) The Acquired Companies are, and for the last three (3) years have been, in compliance in all material respects with all Environmental Laws applicable to the conduct of their respective businesses as currently conducted.

(b) The Acquired Companies are, and for the last three (3) years have been, in compliance with all material Permits required under Environmental Law to conduct their respective businesses as currently conducted at the Leased Real Property.

(c) The Acquired Companies have not received during the last three (3) years any written (or, to the Company’s knowledge, oral) notice, information request, demand, claim or notice of violation from any Governmental Authority regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws.

(d) There are Actions pending or, to the Company’s knowledge, threatened before or by any Governmental Authority against the Acquired Companies which assert any claim under any Environmental Law.

(e) The Acquired Companies have not disposed of or released any Hazardous Substance so as to give rise to any material liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under CERCLA or any other Environmental Laws.

(f) The representations and warranties in this Section 4.16 are the sole and exclusive representations and warranties in this Agreement concerning environmental matters, including matters arising under Environmental Laws.

4.17 Affiliated Transactions. Except as set forth in Section 4.17 of the Disclosure Schedule, no officer, director, stockholder, member or manager of either Acquired Company or, to the Company’s knowledge, any individual in such officer’s or director’s immediate family or any Affiliate thereof is a party to any material agreement, contract, commitment or transaction with either Acquired Company or has any material interest in any material property used by either Acquired Company. Neither Acquired Company has made any loans to any officer, director, stockholder, member, manager or employee of either Acquired Company that remain outstanding except as set forth in Section 4.17 of the Disclosure Schedule, all of which outstanding loans shall be repaid in full at or prior to the Closing.

4.18 Employment and Labor Matters. Section 4.18(a) of the Disclosure Schedule lists all employees, officers and independent contractors of the Company as of January 28, 2016, and their state of residence, job title, length of service, hourly rates of compensation or base salaries (as applicable) and bonus payments (fixed and discretionary), if any, and any other form of compensation (other than salary, bonuses or customary benefits) paid or payable to such person for the most recent fiscal year. Section 4.18(b) of the Disclosure Schedule sets forth, for each person listed on Section 4.18(a) of the Disclosure Schedule, the amount of accrued vacation, sick and paid time off for such person as of December 31, 2015. EHO does not have any employees.Section 4.18 of the Disclosure Schedule also identifies each employee who is not fully available to perform his or her duties as a result of disability or other leave and sets forth the basis of such leave and the anticipated date of return to full service. Except as set forth in Section 4.18 of the Disclosure Schedule, (a) the Company is not a party to or bound by any collective bargaining agreement, nor has it experienced any strike or material grievance, claim of unfair labor practices, or other collective bargaining dispute within the past five (5) years, and (b) (i) the Company is not subject to any labor dispute, labor-related arbitration, labor-related lawsuit or labor-related administrative proceeding, no such labor dispute, labor-related arbitration, labor-related lawsuit or labor-related administrative proceeding is pending, and, to the knowledge of the Company, none is threatened, and (ii) no Company employees are or have been represented by any labor union and no union organizing activities involving such employees are pending or, to the Company’s knowledge, threatened. The Company is currently, and for the prior three (3) years has been, in compliance in all material respects with all applicable Laws relating to employment and labor, including those related to employment practices (including unfair employment practices), terms and conditions of employment, wage and hours, overtime pay, hiring practices, parental and family leave and pay, immigration, non-discrimination in employment, workers compensation, health and safety, and the collection and payment of withholding and/or payroll Taxes. The Company is not, and as of the Closing Date, will not be delinquent in payments to any employees for any wages, salaries, bonuses, benefits or other compensation for any services performed by them to date or through the Closing Date, as the case may be, or any amounts required to be paid to any employee for any post-employment or post-engagement obligations of any type due on or prior to the date hereof or the Closing Date, as the case may be. Except as set forth on Section 4.18 of the Disclosure Schedule, the employment or engagement, as applicable, of each officer, employee or independent contractor of the Company is “at will” and may be terminated without liability of Company, other than those obligations arising under applicable Laws and Legal Requirement, including with respect to payment of accrued wages and benefits. The Company has made available to Buyer all written employment contracts, independent contractor agreements, and severance plans of Company in effect (or under which the Company has continuing obligations) as of January 28, 2016, and has disclosed to Buyer any such contracts, agreements and plans that are not written. The Company has not classified any worker as an independent contractor who should reasonably be classified as an employee of the Company pursuant to the United States Department of Labor’s and Internal Revenue Service’s regulations.

4.19 Accounts Receivable and Accounts Payable.

(a) All of the accounts receivable reflected in the Latest Company Balance Sheet and the Latest EHO Balance Sheet, as applicable, (i) have arisen from bona fide transactions in the ordinary course of business consistent with past practice, and (ii) are valid and enforceable claims. No discount or allowance from any such receivable has been made or agreed to and none represents billings prior to actual sale of goods or provision of services. No obligor of any such receivable has refused or threatened in writing (or, to the Company’s knowledge, orally) to pay its obligations for any reason and, to the knowledge of the Company, no such obligor has been declared bankrupt or is subject to any bankruptcy proceeding.

(b) All accounts payable and accrued expenses of the Company have arisen only from bona fide transactions in the ordinary course of business consistent with past practice.

4.20 Brokerage. Except as set forth in Section 4.20 of the Disclosure Schedule, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of the Acquired Companies.

4.21 Bank Accounts. Section 4.21 of the Disclosure Schedule lists the names and locations of all banks or other financial institutions in which the Acquired Companies have bank accounts, instrument of deposit or safe deposit box. The schedule identifies the nature of the account, the account number, and the names of all persons authorized to draw thereon or who have access thereto.

4.22 Power of Attorney. Except as listed on Section 4.22 of the Disclosure Schedule, the Company has not given to any Person (other than an employee of the Company or any Affiliate of the Company) for any purpose any power of attorney which is currently in effect.

4.23 Healthcare Matters.

(a) Except as set forth on Section 4.23(a) of the Disclosure Schedule: (A) the Acquired Companies are, and during the past six (6) years have been, conducted, in material compliance with all applicable Healthcare Laws, and (B) neither Acquired Company has received during the past six (6) years any written (or, to the knowledge of the Company, oral) notice from any Governmental Authority regarding any violation of any Healthcare Laws.

(b) Except as set forth on Section 4.23(a) of the Disclosure Schedule: (A) the Acquired Companies and their employees and independent contractors possess all Permits required by applicable Healthcare Laws necessary for the operation of the Acquired Companies as currently conducted, which Permits are set forth on Section 4.23(b) of the Disclosure Schedule; (B) none of such Permits will terminate as a result of the consummation of the transactions contemplated by this Agreement; (C) the Acquired Companies are, and have been during the past six (6) years, in compliance with such Permits in all material respects, and all of such Permits are valid, in good standing and in full force and effect; (D) there is no Action by or before any Governmental Authority pending, or, to the Company’s knowledge, threatened against either Acquired Company to revoke, suspend, or otherwise limit any such Permit; (E) neither Acquired Company has, during the past six (6) years, received any written (or, to the knowledge of the Company, oral) notice from any Governmental Authority regarding any material violation of any such Permit or any revocation, withdrawal, suspension, cancellation or termination of any such Permit; and (F) the Acquired Companies have filed all required reports and maintained and retained all records required by applicable Healthcare Laws.

(c) Except as set forth on Section 4.23(c) of the Disclosure Schedule: (A) all billing practices (including billing, coding, filing, and claims practices, and the related reports and filings) of the Acquired Companies are, and during the past six (6) years have been, in compliance with applicable Healthcare Laws and all applicable requirements of Third Party Payors (“Third Party Payor Requirements”) in all material respects; (B) each of the Acquired Companies has paid or caused to be paid all known and undisputed refunds, overpayments, discounts or adjustments, which have become due to any Governmental Authority or Third Party Payor; (C) neither Acquired Company has any reimbursement, payment or payment rate appeals, disputes or contested positions pending before any Governmental Authority or Third Party Payor and, to the knowledge of the Company, none are threatened; (D) neither Acquired Company has claimed or received reimbursements from Government Programs or Private Programs, directly or indirectly through Third Party Payors, in excess of amounts permitted by applicable Healthcare Laws or Third Party Payor Requirements, with the exception of any excess amounts that have been repaid in full to the applicable Government Program or Private Program without liability to such Acquired Company; and (E) the right of the Acquired Companies to receive reimbursements pursuant to any Government Program or Private Program has not been terminated, rescinded, suspended or otherwise adversely affected as a result of any Action by a Governmental Authority or Third Party Payor.

(d) Neither Acquired Company nor any of their directors, officers, managers, employees or independent contractors has been or is currently suspended, excluded or debarred from contracting with the United States federal or any state government or from participating in any Federal Health Care Program (as defined in 42 USC § 1320a-7b(f)) or is subject to an investigation or proceeding by any Governmental Authority that has resulted in or would reasonably be expected to result in such suspension, exclusion, or debarment; nor has either Acquired Company or any of their directors, officers or managing employees, received written (or, to the Company’s knowledge, oral) notice of any impending or potential exclusion or listing. Neither Acquired Company has been subject to sanction pursuant to 15 U.S.C. § 41 et seq. or 42 U.S.C. § 1320a-7a or 1320a-8, or been charged with or convicted of a crime described at 42 U.S.C. § 1320a-7b, and no such sanction or proceeding is pending or, to the Company’s Knowledge, threatened. To the knowledge of the Company, no employee or independent contractor of the Acquired Companies has been or is currently suspended, excluded or debarred from contracting with the United States federal or any state government or from participating in any Federal Health Care Program (as defined in 42 USC § 1320a-7b(f)) or is subject to an investigation or proceeding by any Governmental Authority that has resulted in or would reasonably be expected to result in such suspension, exclusion, or debarment.

(e) Neither Acquired Company nor either of their respective directors, officers, employees, agents or contractors (while acting on behalf of an Acquired Company), have, during the past six (6) years, solicited, received, paid or offered to pay any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, for any referral in violation of any applicable Healthcare Law.

(f) Except as set forth on Section 4.23(f) of the Disclosure Schedule, neither Acquired Company is or has been: (A) a party to a Corporate Integrity Agreement with the Office of Inspector General of the Department of Health and Human Services or any other consent decree, judgment, order, settlement or similar agreement with a Governmental Authority, (B) to the Company’s knowledge, the subject of any investigation, program integrity review or audit conducted by any federal, state or local Governmental Authority, (C) to the Company’s knowledge, a defendant or named party in any qui tam/False Claims Act litigation, (D) subject to any mandatory or discretionary exclusion or suspension from Federal program participation, or (E) the subject of any investigation, program integrity review, audit or survey conducted by any federal, state or local Governmental Authority that resulted in a finding of any alleged improper activity or the Acquired Company’s receipt of either a notice of deficiency or other notice of any type of violation of any Healthcare Law or Third Party Payor Requirement. The Company has made available to Buyer true, correct and complete copies of each survey of the Acquired Companies conducted by or on behalf of any Governmental Authority or Third Party Payor in the preceding six (6) years.

(g) Except as set forth on Section 4.23(g) of the Disclosure Schedule, neither Acquired Company has, during the preceding six (6) years: (A) had any security or data breaches compromising or otherwise involving Protected Health Information, as that term is defined in HIPAA, that required notification under 45 C.F.R. § 164.406 or 45 C.F.R. § 164.408(b); (B) received any written (or, to the Company’s knowledge, oral) claim or notice alleging or referencing the investigation of any breach or the improper use, disclosure or access to any Protected Health Information in its possession, custody or control; (C) received any written or oral communication from any Governmental Authority alleging that either Acquired Company is not in compliance with HIPAA that has not been resolved; or (D) otherwise violated HIPAA, the HITECH Act, any other applicable Laws or Legal Requirements concerning the privacy and security of health information, the anti-fraud and related provisions of HIPAA, 18 U.S.C. §§ 1035 and 1347, or any other state or federal data privacy or security Laws. Except as set forth on Section 4.23(g) of the Disclosure Schedule, no event has occurred that required either Acquired Company to provide notification to any Governmental Authority or Third Party Payor under any state privacy and/or breach notification Laws. The Acquired Companies, as applicable, have established and implemented such policies, programs, procedures, contracts and systems as are necessary to comply with HIPAA in all material respects.

(h) Except as set forth on Section 4.23(h) of the Disclosure Schedule, (i) neither Acquired Company has entered into any joint venture, partnership, co-ownership or other financial arrangement involving any ownership, lease or investment interest in or by the Acquired Company with an individual known by it to be a physician or an immediate family member of a physician; (ii) no institutional referral source of the Acquired Companies maintains an ownership interest in, or compensation arrangement with, the Acquired Companies; and (iii) no physician who has, or whose immediate family member has, a financial relationship (as such terms are defined in the Stark Law), with either Acquired Company directly or indirectly makes (or has made) referrals, as that term is defined in the Stark Law, to either Acquired Company or any predecessor business without complying with an applicable exception from the Stark Law’s referral prohibition as set forth on Section 4.23(h) of the Disclosure Schedule.

(i) All employees and independent contractors of the Acquired Companies possess the necessary licenses, registrations, permits, certificates and qualifications, as required by applicable Healthcare Laws, Third Party Payor Requirements, state professional licensing agencies, and professional organizations to carry out their respective duties to the Acquired Companies. All of such licenses and certificates in effect are listed on Section 4.23(i) of the Disclosure Schedule. No such employee or independent contractor has (i) had any professional license, Drug Enforcement Agency number (if applicable), Medicare, Medicaid or TRICARE provider number suspended or revoked, (ii) been reprimanded, sanctioned or disciplined by any state licensing board or any Governmental Authority, professional society, hospital, third party payor or specialty board, or (iii) had a final judgment or settlement without judgment entered against him or her in connection with a malpractice or similar action.

(j) The Acquired Companies are not required, and have not been required during the past six (6) years, to file any cost reports in order to comply with applicable Government Program or Private Program requirements.

(k) The Acquired Companies are not relying on any exemption from or deferral of any Healthcare Laws (other than applicable exceptions from the Stark Law’s referral prohibition as set forth on Section 4.23(i) of the Disclosure Schedule).

(l) EHO currently maintains and, during the preceding six (6) years has at all times maintained, any and all Permits required by Law to be maintained by it in order to provide the management and other services being provided by it to the H.E.A.R.T. homes serviced by it (the “H.E.A.R.T. Home Services”). EHO has not received any federal or state funds, including any funds from any Government Program, in consideration of its provision of H.E.A.R.T. Home Services. The H.E.A.R.T. Home Services are not subject to regulation by HUD or the Massachusetts Executive Officer of Elder Affairs. EHO is currently and, during the preceding six (6) years has at all times been, in compliance with all applicable Laws in connection with its provision of H.E.A.R.T. Home Services.

(m) For the avoidance of doubt, and without limitation, “material” matters for purposes of this Section 4.23 shall include the following: (i) a substantial amount of money received by the Acquired Companies or any predecessors of the Acquired Companies in excess of the amount due and payable under any Government Program or Private Program requirements or Third Party Payor Requirements; (ii) a matter that a reasonable person would consider a probable violation of Law applicable to any Federal Health Care Program (as defined in 42 USC § 1320a-7b(f))for which penalties or exclusion may be authorized; or (iii) the employment of or contracting with a Person who has been or is currently suspended, excluded or debarred from contracting with the United States federal or any state government or from participating in any Federal Health Care Program (as defined in 42 USC § 1320a-7b(f)).

The representations and warranties in this Section 4.23 and Section 4.25 (collectively, the “Health Care Representations”) are the sole and exclusive representations and warranties in this Agreement concerning health care matters.

4.24 Relationships with Customers. Section 4.24 of the Disclosure Schedule includes a list of the Company’s top twenty (20) Customers in order of gross revenue for each of the years ended December 31, 2015, December 31, 2014, and December 31, 2013. There are not, and have not been during the three (3)-year period preceding the date hereof, any material disputes with any such Customer. No such Customer has (i) cancelled or otherwise terminated any contract with the Company prior to the expiration of such contract’s term, (ii) cancelled or has threatened in writing (or, to the Company’s knowledge, orally) to cancel or otherwise terminate its relationship with the Company, (iii) reduced or has threatened in writing (or, to the Company’s knowledge, orally) to reduce its volume of business with the Company, or (iv) has sought to change the amount payable to the Company in connection with the Company’s services. To the knowledge of the Company, no such Customer has been declared bankrupt or is subject to any bankruptcy proceeding.

4.25 Home Health Services Business.

(a) The billing arrangements pursuant to which the Acquired Companies receive payment for services in connection with their business operations are identified in Section 4.25(a) of the Disclosure Schedule (the “Billing Arrangements”). Other than the Billing Arrangements, neither Acquired Company participates in or receives reimbursement under, and does not maintain current provider agreements or numbers with, any Government Program or Private Program.

(b) All material reports, invoices and documentation required to be filed with respect to the Billing Arrangements have been timely filed or filed within the grace periods permitted under the applicable Billing Arrangements, and all such reports, invoices and documentation are complete and accurate in all material respects and have been prepared in accordance with all contract requirements and applicable Laws and Legal Requirements. Neither Acquired Company (i) has claimed or received reimbursements from Billing Arrangements in excess of amounts permitted by Law or Legal Requirements, (ii) has or received any notice of any liability under any Billing Arrangement for any refund, overpayment, discount or adjustment, other than ordinary course adjustments and refunds, none of which remain outstanding or were material in the aggregate, (iii) has, during the past six (6) years, received written (or, to the Company’s knowledge, oral) notice of any Action pending or recommended by any Governmental Authority to terminate the participation of such Acquired Company or such third party in any Billing Arrangements, or (iv) is a party to any audit being conducted by any Governmental Authority, recovery audit contractor or other Person, nor has such Acquired Company received any written (or, to the Company’s knowledge, oral) notice that any such audits are planned. The Acquired Companies’ respective systems and software used in connection with all requests for reimbursement and related underlying information complies with all rules, regulations, policies and procedures applicable to such Billing Arrangements.

(c) All of the Acquired Companies’ respective professional staff are listed in Section 4.25(c) of the Disclosure Schedule. All such staff are qualified and, to the extent required by any applicable Governmental Authority, certifying body, licensing agency, professional organization or Billing Arrangement, are licensed, registered, or certified, as applicable, to practice without restriction or limitation in such capacity in the Commonwealth of Massachusetts and, to the Company’s knowledge, none are employed by a third-party home health service agency.

The Health Care Representations are the sole and exclusive representations and warranties in this Agreement concerning health care matters.

4.26 Miscellaneous.

(a) The Distribution Schedule is true and correct and accurately sets forth the amount of Aggregate Closing Consideration to be paid to the payees of the Seller Transaction Expenses, including the amounts owing to the recipients of the Change of Control Payments.

(b) Section 4.26(b) of the Disclosure Schedule contains a list of the current members of the governing board and officers of each Acquired Company.

(c) The Acquired Companies have made available to Buyer true and correct copies of all cybersecurity policies and procedures maintained by them. Except as set forth on Section 4.26(c) of the Disclosure Schedule, the Acquired Companies are in compliance with such policies and procedures in all material respects and no material violations or breaches thereof have occurred during the three (3)-year period preceding the date hereof.

(d) There is no contract, lease, agreement of either Acquired Company that contains a covenant not to compete, nor is there any Order binding on either Acquired Company that prohibits such Acquired Company from competing with another Person.

4.27 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 3 OR 4 OF THIS AGREEMENT, NEITHER THE ACQUIRED COMPANIES NOR SELLER MAKE ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND THE ACQUIRED COMPANIES AND SELLER HEREBY DISCLAIM ANY SUCH REPRESENTATION OR WARRANTY, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. BUYER WILL ACQUIRE THE ACQUIRED COMPANIES WITHOUT ANY REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS, EXCEPT AS OTHERWISE EXPRESSLY REPRESENTED OR WARRANTED IN ARTICLE 4 OF THIS AGREEMENT.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and the Company as follows as of the date hereof and as of the Closing Date:

5.01 Organization and Corporate Power. Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, with full corporate power and authority to enter into this Agreement and perform its obligations hereunder.

5.02 Authorization; Execution and Delivery; Valid and Binding Agreement. The execution, delivery and performance of this Agreement by Buyer and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite action on the part of Buyer, and no other proceedings on Buyer’s part are necessary to authorize the execution, delivery or performance of this Agreement by Buyer, except any such authorizations, consents, approvals, exemptions or other actions required under any applicable antitrust or competition Laws or as may be required under the applicable requirements of antitrust, competition or other similar laws and judicial doctrines of jurisdictions other than the United States. This Agreement has been duly executed and delivered by Buyer and assuming that this Agreement is a valid and binding obligation of Seller and the Acquired Companies, this Agreement constitutes a valid and binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

5.03 No Breach. Except as set forth on Schedule 5.03 of the Disclosure Schedule, Buyer is not subject to or obligated, to the extent applicable, under its certificate or articles of incorporation, its bylaws or other applicable governing documents, any applicable Law, any material agreement or instrument or any Permit or Governmental Order which would be breached or violated in any material respect by its execution, delivery or performance of this Agreement.

5.04 Consents. Except as set forth on Schedule 5.04 of the Disclosure Schedule and for the applicable requirements of any applicable anti-trust or competition Laws, if any, Buyer is not required to submit any notice, report or other filing with any Governmental Authority in connection with the execution, delivery or performance by it of this Agreement or the consummation of the transactions contemplated hereby. Except as set forth on Schedule 5.04 of the Disclosure Schedule, no consent, approval or authorization of any Governmental Authority or any other Person is required to be obtained by Buyer in connection with its execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

5.05 Litigation. There are no actions, suits or proceedings pending or, to Buyer’s knowledge, threatened against or affecting Buyer at law or in equity, or before or by any Governmental Authority, which would adversely affect Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby. Buyer is not subject to any outstanding Governmental Order, which would adversely affect Buyer’s performance under this Agreement or the consummation of the transactions contemplated hereby.

5.06 Brokerage. There are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of Buyer.

5.07 Investment Representation. Buyer is acquiring the Units and the Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution of such securities in violation of any federal or state securities Laws. Buyer is an “accredited investor” as defined in Regulation D promulgated by the U.S. Securities and Exchange Commission under the Securities Act. Buyer acknowledges that the neither the Units nor the Interests have been registered under the Securities Act of 1933, as amended, or any state or foreign securities Laws and that the Units and the Interests may not be sold, transferred, offered for sale, assigned, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and the Units and the Interests are registered under any applicable state or foreign securities Laws or sold pursuant to an exemption from registration under the Securities Act as amended, and any applicable state or foreign securities Laws.

5.08 Sufficient Funds. Amedisys has, on the date hereof, the financial capability and sufficient cash on hand or other sources of immediately available funds necessary to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein, and will have all such financial capability and cash on hand or sources of funds as of the Closing Date.

5.09 Solvency. Upon consummation of the transaction contemplated hereby, Buyer and its Subsidiaries, including the Acquired Companies, will not (a) be insolvent or left with unreasonably small capital, (b) have incurred debts beyond their ability to pay such debts as they mature or (c) have liabilities in excess of the reasonable market value of their assets.

5.10 No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE 5 OF THIS AGREEMENT, BUYER DOES NOT MAKE ANY EXPRESS OR IMPLIED REPRESENTATION OR WARRANTY, AND BUYER HEREBY DISCLAIMS ANY SUCH REPRESENTATION OR WARRANTY, WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

ARTICLE 6

CERTAIN PRE-CLOSING COVENANTS

6.01 Conduct of the Business. During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 8.01, except as set forth in Schedule 6.01, contemplated by this Agreement (including with respect to the Reorganization) or consented to in writing by Buyer, (a) the Company and EHO will each use its commercially reasonable efforts to carry on its business in the ordinary course of business and substantially in the same manner as heretofore conducted (b) neither the Company nor EHO will take any action which, if taken after November 30, 2015, would be required to be disclosed in Section 4.06 of the Disclosure Schedule, and (c) Seller will not cause or permit AHC Holdco to undertake any actions or incur any obligations or liabilities other than in connection with the Reorganization. Additionally, during the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 8.01, neither the Company nor EHO will:

(i) make any non-cash dividend or distribution on the Units or Interests;

(ii) make or change any material Tax election, change an annual accounting period, adopt or change any accounting method, file any amended Tax Return, enter into any closing agreement, settle any Tax claim or assessment, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or take any other similar action relating to the filing of any Tax Return or the payment of any Tax, if such election, adoption, change, amendment, agreement, settlement, surrender, consent or other action would have the effect of increasing the Tax liability of the Acquired Companies for any period ending after the Closing Date;

(iii) adopt a complete or partial plan of liquidation or resolutions authorizing or providing for such a liquidation or dissolution, consolidation, recapitalization, reorganization or bankruptcy, or make a general assignment for the benefit of creditors;

(iv) cause or permit any material modification to be made to any of the Company Intellectual Property owned by the Company, other than maintenance and security-related modifications made in the ordinary course of business; or

(v) agree or otherwise commit to take any of the actions prohibited by the foregoing clauses (i) through (iv).

6.02 Access to Books and Records. During the period from the date of this Agreement until the Closing Date or the earlier termination of this Agreement pursuant to Section 8.01, each of the Company and EHO will provide Buyer and its authorized representatives (“Buyer’s Representatives”) with access to (a) the offices, properties, contracts, books and records of the Acquired Companies as reasonably requested by Buyer in order for Buyer to have the opportunity to make such investigation as it reasonably desires to make of the affairs of the Acquired Companies (except that Buyer will conduct no physically invasive sampling or testing, including soil or groundwater sampling, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed)) and (y) all officers and management-level employees of the Company for discussion of the business operations and personnel of the Acquired Companies; provided, however, in each case, such access shall be provided only during normal business hours upon reasonable advance notice to the Acquired Companies, under the supervision of the Company’s personnel and in such a manner as not to interfere with the normal operations of such Acquired Company. All requests by Buyer or Buyer’s Representatives for access pursuant to this Section 6.02 shall be submitted or directed exclusively to Seller, Bigelow, LLC or such other individuals as the Company may designate in writing from time to time. Notwithstanding anything to the contrary in this Agreement, (a) the Acquired Companies will not be required to disclose any information to Buyer or Buyer’s Representatives if such disclosure would (i) jeopardize any attorney-client or other legal privilege or (ii) contravene any applicable Laws, fiduciary duty or agreement entered into prior to the date hereof and (b) prior to the Closing Date, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), neither Buyer nor any of Buyer’s Representatives shall contact or cause to be contacted any customers of the Company concerning the transactions contemplated hereby. Buyer acknowledges that it is and remains bound by the Non-Disclosure Agreement, dated August 17, 2015, between Amedisys and Bigelow, LLC, as agent for the Company (the “Confidentiality Agreement”), and that Buyer shall cause Buyer’s Representatives to abide by the terms of the Confidentiality Agreement.

6.03 Third-Party Consents. The Company and EHO shall give all notices to, and use commercially reasonable efforts to obtain all consents from, all third parties that are listed in Schedule 6.03 attached hereto (the “Acquired Company Third Party Consents”).

6.04 Conditions. Each of the Company, EHO and Seller shall use commercially reasonable efforts to cause the conditions set forth in Section 2.02 hereof to be satisfied and to consummate the transactions contemplated hereby as soon as reasonably practicable after the satisfaction of the conditions set forth in Article 2 (other than those to be satisfied at the Closing). Buyer shall use commercially reasonable efforts to cause the conditions set forth in Section 2.03 to be satisfied and to consummate the transactions contemplated hereby as soon as reasonably practicable after the satisfaction of the conditions set forth in Article 2 (other than those to be satisfied at the Closing).

6.05 Notification; Interim Breaches.

(a) During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 8.01, the Company, EHO or Seller shall disclose to Buyer in writing (in the form of updates to the Disclosure Schedule) any development, fact or circumstance arising after the date hereof that would result in any of the representations and warranties contained in Article 3 or 4 hereof to no longer be true and correct and of any breach of the covenants in this Agreement made by the Company, EHO or Seller; provided that, except as expressly provided below in this Section 6.05(a), such updates shall not be deemed to amend the Disclosure Schedule or qualify or cure the related representations and warranties of the Company, EHO and Seller herein. With respect to any update that relates solely to actions, occurrences, facts, developments or events that (i) both arises and becomes known to the Company after the date hereof and would have been required or permitted to be set forth or described in the Disclosure Schedule had such matter existed as of the date hereof, (ii) does not arise from a breach of this Agreement, and (iii) either (A) is not material to the Acquired Companies, taken as a whole, or (B) arises out of or is attributable to any item described in parts (i) through (viii) of the definition of “Material Adverse Effect”, the update shall be deemed to amend the Disclosure Schedule and qualify and cure the representations and warranties of the Company, EHO and Seller herein (“Immaterial Interim Breaches”). During the period from the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 8.01, the Acquired Companies shall be permitted to amend Section 4.10(a) (solely with respect to the representations set forth in clauses (x), (xi) or (xii) of Section 4.10(a)), Section 4.15(b) (solely with respect to the representation set forth in the first sentence of Section 4.15(b)), Section 4.23(b) (solely with respect to the representation set forth in clause (A) of Section 4.23(b)), Section 4.23(i) (solely with respect to the representation set forth in the second sentence of Section 4.23(i)) and Section 4.26(b) of the Disclosure Schedule to reflect any development, fact or circumstance arising after the date hereof in the ordinary course of business, consistent with past practice, that would cause the disclosure in any such schedule to be inaccurate or incomplete (subject to the Company’s compliance with Section 6.01, to the extent applicable), and in each case any such amendment shall qualify and cure the representations and warranties of the Company, EHO and Seller herein (each, a “Permitted Schedule Amendment”). Any other updates to the Disclosure Schedule shall not be deemed to amend the Disclosure Schedule, shall be made without effect to or qualification or cure of any of the related representations and warranties of the Company, EHO and Seller contained in this Agreement, and shall have no effect on the right of the Buyer Indemnitees to indemnification pursuant to Section 9.02.

(b) If there are any Interim Breaches, Buyer shall, acting reasonably and in good faith following consultation with Seller, determine the amount of Losses reasonably expected to result from such Interim Breaches (collectively, “Interim Breach Losses”). If the aggregate amount of Interim Breach Losses so determined exceeds $2,000,000 (exclusive of all fees and costs of legal or other advisors expected to be incurred by Buyer in connection with such Interim Breaches), the parties acknowledge and agree that such Interim Breaches shall constitute a deemed Material Adverse Effect solely for purposes of Section 2.02(a). At the Closing, in accordance with Section 1.01 hereof, the aggregate amount of Interim Breach Losses for which Seller is or may be responsible hereunder, as specified in Sections 9.02(b)(iii), 9.02(b)(v), and 9.02(c)(iii) hereof, shall be deposited by Buyer with the Escrow Agent to be held and disbursed pursuant to the terms of this Agreement and the Escrow Agreement; provided, however, it is understood and agreed that the aggregate amount to be deposited by Buyer to the Escrow Agent pursuant to this Section 6.05(b) shall not exceed the amount of $750,000 (such amount, as applicable, the “Interim Breach Loss Escrow Amount”), it being understood and agreed that any additional Interim Breach Losses for which Seller is responsible hereunder shall be recoverable only directly from Seller (subject to the provisions of Article 9) or pursuant to Section 9.02(d).

(c) If there are any Interim Breaches and Buyer, acting reasonably and in good faith following consultation with Seller, determines the aggregate amount of Interim Breach Losses reasonably expected to result from such Interim Breaches exceeds $2,000,000 (exclusive of all fees and costs of legal or other advisors expected to be incurred by Buyer in connection with such Interim Breaches) and, based thereon, exercises its right to terminate this Agreement pursuant to Section 8.01(b), (i) any claim by Seller alleging that the aggregate amount of Interim Breach Losses reasonably expected to result from such Interim Breaches do not exceed $2,000,000 shall be resolved in accordance with Section 11.20, and (ii) there shall be no presumption under Section 11.20 in favor of Buyer with respect to the determination of the aggregate amount of Interim Breach Losses reasonably expected to result from such Interim Breaches.

6.06 Exclusivity. In consideration of the substantial expenditure of time, effort and expense undertaken by Buyer in connection with its due diligence review of the Acquired Companies and their respective businesses and the preparation and negotiation of this Agreement, from and after the date of this Agreement until the Closing or the earlier termination of this Agreement pursuant to Section 8.01, none of the Company, EHO or Seller, nor will they permit any of their respective Affiliates, directors, officers, employees, members, managers, shareholders, advisors, representatives or other agents, to, directly or indirectly, initiate, solicit, negotiate, discuss, knowingly encourage or enter into any negotiations, discussions or agreement with respect to, or provide any information to any third party with respect to, the potential sale of the Acquired Companies or any portion thereof or a substantial interest therein, or any other transaction that would be inconsistent with the transactions contemplated hereby, in any case whether by sale of assets or equity, merger, recapitalization, reorganization or other transaction. If, from the date of this Agreement until the Closing or the earlier termination of this Agreement, the Company, EHO, Seller or any of the other Persons referenced above receives an offer or proposal relating to any acquisition of the business of the Acquired Companies, such Person shall notify Buyer of the receipt of such offer and, unless otherwise prohibited by the terms of a confidentiality agreement in existence as of the date hereof, the terms of the offer and the identity of the offeror.

6.07 Regulatory Filings.

(a) Buyer shall, as promptly as possible and at Buyer’s cost and expense (including filing fees), use its best efforts to obtain or cause to be obtained all consents, authorizations, orders, approvals or clearances from, and make or cause to be made all declarations, filings or notices with, all Governmental Authorities that are required by Law for the consummation of the transactions contemplated hereby (including such filings as are necessary or advisable in any jurisdiction in order to comply with all applicable Laws relating to competition, merger control or antitrust), provided that each party shall provide such reasonable cooperation as may be requested by the other party in seeking to obtain any such consents, authorizations, orders, approvals and clearances or in making any such declarations, filings or notices.

(b) The parties agree to comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Authorities.

(c) Buyer will keep the Company apprised of the status of all filings and submissions referred to in Section 6.07(a), including promptly furnishing the Company with copies of notices or other communications received by Buyer in connection therewith. Buyer will not permit any of its officers, employees or other representatives or agents to participate in any meeting with any Governmental Authority in respect of such filings and submissions unless it consults with the Company in advance and, to the extent permitted by such Governmental Authority, gives the Company the opportunity to attend and participate thereat.

(d) If any administrative or judicial action or proceeding is instituted (or threatened to be instituted) to prohibit the transactions contemplated by this Agreement, the parties will use their respective best efforts to avoid the institution of any such action or proceeding and to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any temporary, preliminary or permanent decree, judgment, injunction or other order that is in effect and that prohibits, prevents, delays or restricts consummation of the transactions contemplated hereby (it being understood that the foregoing obligation of the parties will cease in the event a permanent decree, judgment, injunction or other order is issued or is in effect that is non-appealable and prohibits, prevents, delays or restricts consummation of the transactions contemplated hereby).

6.08 Employment Matters. From the date hereof to the Closing Date or the earlier termination of this Agreement pursuant to Article 8 hereof, the Company shall provide Buyer the opportunity reasonably requested by it to contact and have access to the Employees for pre-Closing introductions and training sessions, provided that neither Buyer nor any of its Affiliates shall contact any Employee without prior notice to and consent of the Company (which consent may be provided by any of Seller, Nancy Aldrich, or Doug May, orally or by any written means, including e-mail), and to the extent such contact involves a meeting between Buyer (or any Affiliate) and an Employee, the Company shall be entitled to have a representative present at any such meeting and pre-approve, in its sole discretion, the contents of any discussions with Employees.

6.09 Miscellaneous.

(a) Financial Statements. From the date hereof until the Closing Date, the Acquired Companies shall provide monthly financial statements for the Acquired Companies and year-to-date financial statements for the Acquired Companies, prepared in accordance with GAAP consistent with the Acquired Companies’ past practices, as such financial statements are prepared by the Acquired Companies in the ordinary course consistent with past practice, together with the related trial account balances and such other financial information as may be reasonably requested by Buyer.

(b) Maintenance of Insurance. From the date hereof until the Closing Date, the Acquired Companies shall maintain insurance coverage for their respective operations no less favorable than the insurance coverages for them in effect as of the date hereof.

(c) Employees. Prior to the Closing and to the extent permitted by Law, the Company agrees to provide to Buyer information and access reasonably requested by it necessary to proceed with its pre-Closing integration processes. Prior to the Closing, Buyer shall be permitted to perform routine security testing of the networks of the Acquired Companies at such times and on such terms as Buyer and Seller may mutually agree; provided, that no integration shall occur before the Closing without Seller’s consent. The Company shall, at least three (3) Business Days prior to the Closing, provide Buyer with a schedule setting forth the information required to be set forth on the schedule delivered pursuant to the first sentence of Section 4.18 with respect to each officer, employee and independent contractor of the Acquired Companies employed or engaged by either Acquired Company as of February 16, 2016.

(d) Bank Accounts. At least three (3) Business Days prior to the Closing, EHO and the Company shall deliver to Buyer all documentation required to change authorizations for the accounts identified on Section 4.21 of the Disclosure Schedule to the individuals designated by Buyer, with such documentation to be held in escrow by Buyer until expressly released by the Company at the Closing.

(e) Terminated Contracts. At or prior to the Closing, the Company shall cause the contracts set forth on Schedule 6.09(e) to be terminated and of no further force or effect effective as of the Closing.

(f) Reorganization. Seller shall promptly undertake such steps and execute, deliver and file, or cause the execution, delivery and filing of, the Reorganization Documents and such other documents necessary to complete the Reorganization prior to the Closing, all such steps and documents to be undertaken in consultation with, and subject to the reasonable approval of, Buyer.

(g) 402 Grove Street Realty. The Company shall use commercially reasonable efforts to seek to obtain from 402 Grove Street Realty and deliver to Buyer prior to the Closing, with respect to the Lease by and between 402 Grove Street Realty and the Company, dated May 13, 2014, for the premises located at 400 Grove Street, Worcester, Massachusetts, a waiver of its right to terminate the Lease in connection with the consummation of the transactions contemplated by this Agreement.

ARTICLE 7

POST-CLOSING COVENANTS

7.01 Access to Books and Records. From and after the Closing, Buyer shall, and shall cause the Company to, provide Seller and its authorized representatives with reasonable access, during normal business hours, to the personnel, books and records (for the purpose of examining and copying at Seller’s expense) of the Acquired Companies with respect to periods or occurrences prior to the Closing Date in connection with any matter, whether or not relating to or arising out of this Agreement or the transactions contemplated hereby. From and after the Closing, Buyer shall maintain the books and records of the Acquired Companies relating to periods prior to the Closing Date in accordance with the record retention policy of Amedisys as previously provided to Seller, as such record retention policy may be amended from time to time by Amedisys. In the event of any litigation or threatened litigation between the parties relating to this Agreement or the transactions contemplated hereby, the covenants contained in this Section 7.01 shall not be considered a waiver by any party of any right to assert the attorney-client privilege. From and after the Closing, Buyer will cause the Acquired Companies to maintain a records retention policy substantially consistent with the record retention policy of Amedisys as previously provided to Seller, as such record retention policy may be amended from time to time by the Acquired Companies.

7.02 Employment Matters.

(a) It is Buyer’s intention that following the Closing the Employees shall continue to be eligible for benefits and compensation that are substantially similar to that provided them prior to Closing. Effective as of the Closing and continuing through December 31, 2017, Buyer intends to cause the Acquired Companies to contribute annually towards the cost of an Employee’s health coverage no less than $3,900 for Employee only coverage and no less than $5,400 for family coverage. Following the Closing, Buyer shall cause the Acquired Companies to permit the Employees to utilize their respective vacation and paid time off benefits accrued prior to the Closing, in accordance with the past practices of the Acquired Companies; provided, however, following the Closing, in no event shall Buyer be required to cause the Acquired Companies to continue the same vacation and paid time off policies maintained by the Acquired Companies prior to the Closing.

(b) With respect to any employee benefit plan maintained by Buyer or any of its Affiliates (collectively, “Buyer Employee Benefits Plans”) that Employees participate in after the Closing, if any, to the extent permitted by the related Buyer Employee Benefit Plans, (i) Buyer shall, or shall cause its Affiliates to, recognize all service of the Employees prior to the Closing (“Pre-Closing Company Service”) as if such service were with Buyer or its Affiliates, for vesting and eligibility purposes in such Buyer Employee Benefit Plans.

(c) With respect to any Buyer Employee Benefit Plans providing for, medical, dental and vision benefits in which the Employees participate after the Closing, if any, Buyer shall, to the extent permitted by the related Buyer Employee Benefit Plans, (i) waive or cause to be waived any exclusionary provisions, waiting period, proof of insurability requirements and pre-existing condition limitations to the extent the same are not applicable under the related Buyer Employee Benefit Plans prior to the Closing; and (ii) credit or cause to be credited the Employees for all deductible expenses incurred by the Employees under the comparable Buyer Employee Benefit Plan in the year in which the Closing occurs, provided such expenses would have been covered expenses under Buyer Employee Benefit Plan.

(d) Buyer shall assure that a sufficient number of Employees shall remain employed by the Acquired Companies for at least a 90-day period following the Closing so as not to constitute a “plant closing” or “mass layoff” (as those terms are used in the Worker Adjustment and Retraining Notification Act, 29 U.S. Stat. § 2101 et. seq.).

(e) All Employees that are retained will be as employees-at-will (except for those Employees, if any, who are parties to written contracts disclosed on Section 4.18 of the Disclosure Schedule providing for other employment terms, in which case such Employees shall be retained in accordance with the respective terms of such contracts). For the avoidance of doubt, the parties agree that Buyer shall have no obligation to permit any of the Employees to participate in any of the Buyer Employee Benefit Plans.

(f) This Section 7.02 shall be binding upon and inure solely to the benefit of each of the parties, and nothing in this Section 7.02, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.02. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any Plans, including any benefit plan, program, agreement or arrangement. The parties acknowledge and agree that the terms set forth in this Section 7.02 shall not create any right in any Employee or any other Person to any continued employment with the Company, Buyer or any of their respective Affiliates or compensation or benefits of any nature or kind whatsoever, any right of any Employee or any other Person to participate in any Buyer Employee Benefit Plan or any obligation of Buyer or Amedisys to allow any Employee or any other Person to participate in any Buyer Employee Benefit Plan. Nothing in this Agreement shall be deemed to confer upon any Person (nor any beneficiary thereof) any rights under or with respect to any Plans, including any plan, program or arrangement described in or contemplated by this Agreement, and each Person (and any beneficiary thereof) shall be entitled to look only to the express terms of any such plan, program or arrangement for his or her rights thereunder.

ARTICLE 8

TERMINATION

8.01 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the mutual written consent of Buyer and Seller;

(b) by Buyer, if there has been a material violation or breach by the Company, EHO or Seller of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Buyer at the Closing and such violation or breach has not been waived by Buyer or, in the case of a covenant breach, cured by the Company, EHO or Seller within ten (10) days after written notice thereof from Buyer;

(c) by Seller, if there has been a material violation or breach by Buyer of any covenant, representation or warranty contained in this Agreement which has prevented the satisfaction of any condition to the obligations of Seller at the Closing and such violation or breach has not been waived by Seller or, in the case of a covenant breach, cured by Buyer within ten (10) days after written notice thereof by Seller (provided that neither a breach by Buyer of Section 5.08 nor the failure to deliver the full consideration payable pursuant to Article 1 at the Closing as required hereunder will be subject to cure hereunder unless otherwise agreed to in writing by Seller);

(d) by either Party if any Governmental Authority having competent jurisdiction has issued a final and non-appealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement; provided that the right to terminate this Agreement pursuant to this Section 8.01(d) shall not be available to any party whose breach of any provision of this Agreement results in such order, decree or ruling; or

(e) by either Buyer or Seller if the transactions contemplated hereby have not been consummated by 5:00 p.m., Boston time on April 1, 2016, provided that, neither Buyer nor Seller will be entitled to terminate this Agreement pursuant to this Section 8.01(e) if such Person’s knowing or willful breach of this Agreement has prevented the consummation of the transactions contemplated hereby.

8.02 Effect of Termination. In the event of the termination of this Agreement by either Buyer or Seller as provided above, the provisions of this Agreement will immediately become void and of no further force or effect (other than this Section Error! Reference source not found. and Article 11, which will survive the termination of this Agreement in accordance with their terms; provided, however, that the last sentence of Section 6.02, and the Confidentiality Agreement referred to therein, will survive the termination of this Agreement for a period of three (3) years following the date of such termination (and, notwithstanding anything contained in this Agreement or the Confidentiality Agreement to the contrary, the Confidentiality Agreement term will be automatically amended to be extended for such additional three (3) year period)), and there will be no liability on the part of any of Buyer, the Company, EHO or Seller to one another, except for knowing and willful breaches of the covenants contained in this Agreement prior to the time of such termination (as such breaches are determined in accordance with Section 11.20).

ARTICLE 9

ADDITIONAL COVENANTS AND AGREEMENTS

9.01 Survival. The representations and warranties contained in Articles 3, 4, and 5 will survive the Closing and will terminate on the date that is eighteen (18) months after the Closing Date, provided, however, the representations and warranties set forth in (i) Section 3.01 (Corporate Power), Section 3.02 (Authorization; Execution and Delivery), Section 3.04 (Ownership), Section 3.05 (Brokerage), Section 4.01 (Organization and Corporate Power), Sections 4.03(a), 4.03(b) and 4.03(c) (Authorization; Execution and Delivery; Valid and Binding Agreement), Section 4.04 (Capital Stock), Section 4.09 (Tax Matters), Section 4.13 (Employee Benefit Plans), Section 4.16 (Environmental Compliance and Conditions), Section 4.18 (Employment and Labor Matters), Section 4.20 (Brokerage), Section 4.23 (Healthcare Matters) and Section 4.25 (Home Health Services Business) (collectively, the “Fundamental Representations”) and (ii) Section 5.01 (Corporate Power), Section 5.02 (Authorization; Execution and Delivery; Valid and Binding Agreement) and Section 5.06 (Brokerage) shall survive until 11:59 PM on the date that is three (3) years after the Closing Date. The covenants contained in Articles 6 and 7 will terminate on the Closing Date unless a specific covenant contained in Article 6 or Article 7 requires performance after the Closing Date, in which case such covenant will survive for such periods required thereby. The covenants and agreements set forth in Articles 9, 10 and 11 will survive in accordance with the terms thereof.

9.02 Indemnification of Buyer.

(a) From and after the Closing (but subject to the terms and conditions of this Article 9), Seller will indemnify Buyer and its Affiliates (which, following the Closing, shall include the Acquired Companies), and their respective officers, directors, employees and agents (collectively the “Buyer Indemnitees”), against and hold them harmless from any actual losses, obligations, assessments, fines, penalties, costs, expenses, liabilities and damages, including interest, penalties, reasonable attorneys’, consultant, expert and other professional fees, court costs, investigation and remediation costs, compliance costs, and amounts paid in settlements (hereinafter individually a “Loss” and collectively “Losses”) suffered or incurred by any Buyer Indemnitee to the extent such Loss results from:

(i) any breach of any representation or warranty of Seller contained in Article 3 or the Company or EHO contained in Article 4, or any Interim Breach, in each case taking into account any amendment of the Disclosure Schedule duly made pursuant to Section 6.05(a); or

(ii) any breach of any covenant of Seller contained in this Agreement requiring performance by Seller after the Closing; or

(iii) the failure of any portion of the Seller Transaction Expenses or the Indebtedness of the Acquired Companies outstanding as of the Closing to be paid at Closing other than as a result of Buyer’s breach of this Agreement.

(b) Notwithstanding anything to the contrary set forth in this Agreement, but subject to the other provisions of this Article 9, even if a Buyer Indemnitee would otherwise be entitled to recover a Loss pursuant to this Agreement:

(i) no Buyer Indemnitee will be entitled to any indemnification for a Loss hereunder if, with respect to any individual item of Loss, such item is less than Ten Thousand Dollars ($10,000) (“Minor Claim”), provided that in the event that the aggregate amount of such Minor Claims equals or exceeds $50,000, the provisions of this Section 9.02(b)(i) shall no longer be applicable and any and all such Losses incurred by the Buyer Indemnitees from the first dollar shall be subject to the other provisions of this Article 9;

(ii) no Buyer Indemnitee will be entitled to any indemnification hereunder in respect of any breaches of any of the representations and warranties set forth in Article 3 or 4 unless the aggregate amount of all Losses (excluding Minor Claims to the extent the aggregate amount of Minor Claims is less than $50,000) arising therefrom exceeds on a cumulative basis an amount equal to $280,000 (the “Deductible”), and then only to the extent such Losses exceed the Deductible; provided, however, the Deductible shall not be applicable to any breach or breaches of any Fundamental Representations (which, for the avoidance of doubt, include the Excluded Matters) or Losses arising from Interim Breaches;

(iii) (A) except with respect to Interim Breach Losses arising from breaches of Fundamental Representations, (1) no Buyer Indemnitee shall be entitled to any indemnification hereunder in respect of any Interim Breach unless the aggregate amount of all Interim Breach Losses exceeds $280,000 (the “Interim Breach Deductible”), and then only to the extent such Interim Breach Losses exceed the Interim Breach Deductible, and (2) thereafter, Seller shall be solely liable for any Interim Breach Losses in excess of the Interim Breach Deductible, up to an aggregate amount of $280,000, and (B) with respect to Interim Breach Losses arising from breaches of Fundamental Representations, the Interim Breach Deductible shall not be applicable and Seller shall be solely liable for such Interim Breach Losses, up to an aggregate amount of $560,000 (with any Interim Breach Losses in excess of $560,000 being subject to the terms of Section 9.02(b)(vii) and Section 9.02(c)(iii));

(iv) other than Losses arising from Interim Breaches and Losses arising from any breach or breaches of any Fundamental Representations, the aggregate liability of Seller for all Losses in respect of any breaches of any of the representations and warranties set forth in Articles 3 and 4 shall not exceed an amount equal to $140,000;

(v) except as hereinafter provided in this Section 9.02(b)(v), the aggregate liability of Seller for Losses arising from any breach or breaches of any Fundamental Representations, together with any Losses in respect of any breaches of any of the representations and warranties set forth in Articles 3 and 4 other than the Fundamental Representations and Interim Breaches, shall not exceed $420,000; provided however, that notwithstanding the foregoing, (A) the aggregate liability of Seller for all Losses arising from any breach or breaches of the Health Care Representations for which coverage is provided solely pursuant to the Ironshore Policy (the “Ironshore Covered Health Care Representations”) shall not exceed $500,000 and (B) the aggregate liability of Seller for all Losses arising from any and all Excluded Matters shall not exceed $500,000;

(vi) other than Losses arising from Interim Breaches, the aggregate liability of Seller for all Losses in respect of any breaches of the representations and warranties set forth in Articles 3 and 4, including with respect to any and all breaches of the Ironshore Covered Health Care Representations and the Excluded Matters, shall not exceed $1,420,000;

(vii) the aggregate liability of Seller for Losses arising from Interim Breaches shall not exceed $1,000,000; and

(viii) in no event whatsoever shall the aggregate liability of Seller for Losses under this Section 9.02 exceed the sum of the Base Purchase Price plus the aggregate amount of any Contingent Payments actually earned by Seller.

(c) Notwithstanding anything to the contrary in this Agreement, but subject to the other provisions of this Article 9:

(i) other than Losses arising from Interim Breaches and Losses arising from any breach of any Fundamental Representation, any Losses that a Buyer Indemnitee is entitled to recover pursuant to Section 9.02(a)(i) shall be satisfied solely and exclusively (x) first, out of the Indemnity Escrow Fund until the Indemnity Escrow Fund has been fully depleted, as it may be replenished pursuant to Section 9.02(c)(vii) below, provided that, in no event shall the aggregate amount payable by Seller pursuant to this clause (x) exceed $140,000, and (y) second, by submission of claims by Buyer pursuant to the applicable R&W Insurance Policy;

(ii) other than Losses arising from Interim Breaches and Losses described in clauses (iv) and (v) of this Section 9.02(c), any Losses that a Buyer Indemnitee is entitled to recover pursuant to Section 9.02(a)(i) in respect of a breach of a Fundamental Representation shall be satisfied solely and exclusively (x) first, out of the Indemnity Escrow Fund until the Indemnity Escrow Fund has been fully depleted, as it may be replenished pursuant to Section 9.02(c)(vii) below, (y) second, directly from Seller or pursuant to Section 9.02(d) to the extent necessary to satisfy any remaining self-retention amount pursuant to the applicable R&W Insurance Policy, provided that, in no event shall the aggregate amount payable by Seller pursuant to the foregoing clauses (x) and (y) exceed $420,000, and (z) third, by submission of claims by Buyer pursuant to the applicable R&W Insurance Policy;

(iii) any Losses that a Buyer Indemnitee is entitled to recover pursuant to Section 9.02(a)(i) in respect of any Interim Breaches in excess of $560,000 (inclusive of the Interim Breach Deductible, if applicable) shall be shared fifty percent (50%) each by Buyer and Seller; provided, that the maximum aggregate liability of Seller with respect to Losses arising from Interim Breaches shall not exceed $1,000,000 and any Losses in excess thereof shall be borne solely by Buyer and any recovery from Seller shall be satisfied (x) first, from the Interim Breach Loss Escrow Amount and (y) second, directly from Seller or pursuant to Section 9.02(d);

(iv) any Losses that a Buyer Indemnitee is entitled to recover pursuant to Section 9.02(a)(i) in respect of any breach of an Ironshore Covered Health Care Representation (other than any Excluded Matter included therein) shall be satisfied solely and exclusively (x) first, out of the Indemnity Escrow Fund until the Indemnity Escrow Fund has been fully depleted, as it may be replenished pursuant to Section 9.02(c)(vii) below, (y) second, directly from Seller or pursuant to Section 9.02(d) to the extent necessary to satisfy any remaining self-retention amount pursuant to the applicable R&W Insurance Policy, provided that in no event shall the aggregate liability of Seller pursuant to clauses (x) and (y) exceed $500,000, and (z) third, by submission of claims by Buyer pursuant to the applicable R&W Insurance Policy;

(v) any Losses that a Buyer Indemnitee is entitled to recover pursuant to Section 9.02(a)(i) in respect of any Excluded Matter shall be satisfied solely and exclusively (x) first, out of the Excluded Matter Escrow Fund until the Excluded Matter Escrow Fund has been fully depleted, (y) second, out of the Indemnity Escrow Fund until the Indemnity Escrow Fund has been fully depleted, as it may be replenished pursuant to Section 9.02(c)(vii) below, and (z) third, directly from Seller or pursuant to Section 9.02(d), provided that in no event shall the aggregate liability of Seller for any such Losses exceed $500,000, with any Losses in excess thereof to be borne solely by Buyer;

(vi) any Losses that a Buyer Indemnitee is entitled to recover pursuant to Section 9.02(a)(ii) or 9.02(a)(iii) shall be recovered directly from Seller or pursuant to Section 9.02(d); and

(vii) in the event the Indemnity Escrow Fund is depleted, in whole or in part, from time to time, in connection with a Buyer Indemnitee’s recovery of Losses pursuant to Sections 9.02(c)(iv) or 9.02(c)(v) above, Seller shall promptly deliver to the Escrow Agent, for deposit into the Indemnity Escrow Fund, immediately available funds in such amount as is required to replenish the Indemnity Escrow Fund to the Indemnity Escrow Amount; provided, however, in no event shall Seller’s obligation to replenish the Indemnity Escrow Fund exceed $140,000.

(d) To the extent permitted by this Article 9 and subject to the order of recovery, caps and other conditions and limitations specified therein, as applicable, Buyer shall have the right, in its sole and absolute discretion, to set-off, reduce, offset or, in the case of clause (B), withhold any Contingent Payment owed by Buyer under this Agreement to Seller by the amount of any Losses (A) finally determined or agreed upon pursuant to the terms of this Agreement to be payable by Seller or (B) asserted by Buyer, reasonably and in good faith, after consultation with Seller, to be payable by Seller but unresolved as of the date the Contingent Payment would otherwise be due; provided, however, (i) should the amount to be withheld pursuant to clause (B) (the “Withheld Amount”) equal or exceed $100,000, at Seller’s action, (x) Buyer shall promptly deposit the Withheld Amount with the Escrow Agent, which will hold, invest and disburse the Withheld Amount in accordance with the Escrow Agreement, if it then remains in effect, or in accordance with another mutually agreeable escrow agreement to be entered into by Buyer, Seller and the Escrow Agent at such time (if the Escrow Agreement is not then in effect), containing terms substantially similar to those set forth in the Escrow Agreement as applicable, and (y) once such Losses are finally determined or agreed upon pursuant to the terms of this Agreement, Buyer and Seller shall deliver a joint written instruction to the Escrow Agent directing it to (1) disburse to Buyer the portion of the Withheld Amount equal to the amount of such Losses payable by Seller, if any, together with the interest accruing thereon under the related escrow agreement, and (2) disburse to Seller the remaining portion of the Withheld Amount, if any, together with the interest accruing thereon under the related escrow agreement; and (ii) in the case of any withholding pursuant to clause (B) in which the Withheld Amount is not deposited with the Escrow Agent, Buyer shall retain the Withheld Amount until such Losses are finally determined or agreed upon pursuant to the terms of this Agreement, at which time (x) Buyer shall have the right to set-off, reduce, or offset against the Withheld Amount the amount of such Losses payable by Seller, if any, and (y) Buyer shall promptly remit to Seller the remaining portion of the Withheld Amount, if any, together with interest accrued thereon at a fixed per annum rate determined at the time of the withholding, equal to the Federal Funds Rate at such time plus three percent (3%), accruing from the date the related Contingent Payment was originally payable until the date paid. Neither the exercise nor the failure to exercise the right set forth in this Section 9.02(d) will constitute an election of remedies or limit Buyer in any manner in the enforcement of any other remedies that may be available to it. Any claim by Seller alleging that the Withheld Amount exceeds the amount that may be payable by Seller hereunder with respect to the unresolved indemnification claim shall be resolved in accordance with Section 11.20, and there shall be no presumption under Section 11.20 in favor of Buyer with respect to the determination of the Withheld Amount.

(e) Any indemnification obligations of Seller pursuant to Section 9.02(a) shall be paid to Buyer or set off pursuant to Section 9.02(d), as the case may be, within thirty (30) days after the final determination thereof or agreement of the parties with respect thereto. Payment of any such amounts shall be effected by wire transfer of immediately available funds from Seller to an account designated in writing by Buyer (on behalf of such Buyer Indemnitee).

(f) All payments or set offs under this Section 9.02 will be treated by the parties as an adjustment to the proceeds received by Seller pursuant to Article 1.

(g) For purposes of determining both (i) whether Seller, the Company or EHO has breached any of its representations and warranties in Articles 3 or 4 and (ii) the amount of Losses suffered or incurred by any Buyer Indemnitee by reason of any such breach, qualifications therein referring to “material”, “Material Adverse Effect” and other qualifications of similar import or effect shall be disregarded (but, for the avoidance of doubt, qualifications referring to “Knowledge” or specified dollar amounts or dates or periods shall not be disregarded); provided, however, that this Section 9.02(g) shall have no applicability to Interim Breaches or any of the following: the definition of “Material Contracts,” the second sentences of each of Section 4.05 and Section 4.13(a) and the first sentences of each of Sections 4.06, 4.07, and 4.15(b).

9.03 Indemnification of Seller. From and after the Closing (but subject to the provisions of this Article 9), Buyer shall indemnify Seller and its Affiliates, and their respective officers, directors, employees and agents (the “Seller Indemnitees”), against and hold them harmless from any Losses suffered or incurred by any such indemnified party to the extent arising from or related to (a) any breach of any representation or warranty of Buyer contained in Article 5, or (b) any breach of any covenant of Buyer contained in this Agreement requiring performance by Buyer after the Closing or any breach of any covenant of the Company contained in this Agreement requiring performance by the Company after the Closing. All payments under this Section 9.03 will be treated by the parties as an adjustment to the proceeds received by Seller pursuant to Article 1. Any indemnification obligations of Buyer pursuant to this Section 9.03 shall be paid to Seller within thirty (30) days after the final determination thereof or agreement of the parties with respect thereto. Payment of any such amounts shall be effected by wire transfer of immediately available funds from Buyer to an account designated in writing by Seller (on behalf of such Seller Indemnitee).

9.04 Expiration of Claims. The ability of any Person to receive indemnification under Section 9.02 or 9.02(d) will terminate on the applicable survival termination date (as set forth in Section 9.01), unless such Person will have incurred a Loss prior to the termination date and made a proper claim for indemnification pursuant to Section 9.02 or 9.02(d) prior to such termination date, as applicable. If an indemnified party has made a proper claim for indemnification pursuant to Section 9.02 or 9.02(d) prior to such termination date, then such claim for such Loss incurred (and only such claim for such Loss incurred), if then unresolved, will not be extinguished by the passage of the deadlines set forth in Section 9.01. It is the express intent of the parties that, if the applicable survival period of an item as contemplated by Section 9.01 and this Section 9.04 is shorter than the statute of limitations that would otherwise have been applicable to such item, then, by contract, the applicable statute of limitations with respect to such item shall be reduced to the shortened survival period contemplated hereby. The parties further acknowledge that the time periods set forth in Section 9.01 and this Section 9.04 for the assertion of claims under this Agreement are the result of arms’-length negotiation between the parties and that they intend for the time periods to be enforced as agreed by the parties.

9.05 Inter-Party Claims. In order for a party to be entitled to seek any indemnification provided for under this Agreement (such party, the “Claiming Party”), such Claiming Party must notify the other party or parties from whom such indemnification is sought (the “Defending Party”) in writing promptly after the occurrence of the event giving rise to such Claiming Party’s claim for indemnification, specifying in reasonable detail the basis of such claim, provided that, failure to give such notification will not affect the indemnification provided hereunder except to the extent the Defending Party will have been actually prejudiced as a result of such failure. The Claiming Party will thereupon give the Defending Party reasonable access during normal business hours to the books, records and assets of the Claiming Party which evidence or support such claim or the act, omission or occurrence giving rise to such claim. If the Defending Party disputes its liability with respect to any such claim, the Defending Party and the Claiming Party will proceed to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute will, subject to the terms of this Agreement, be resolved by litigation in an appropriate court of competent jurisdiction. The Claiming Party will have the burden of proof in establishing the amount of Losses suffered by it.

9.06 Third Party Claims.

(a) In order for a Claiming Party to seek any indemnification provided for under this Agreement in respect of a claim or demand made by any Person against the Claiming Party (a “Third Party Claim”), such Claiming Party must notify the Defending Party in writing, and in reasonable detail, of the Third Party Claim as promptly as reasonably possible after receipt by such Claiming Party of notice of the Third Party Claim, provided that, failure to give such notification on a timely basis will not affect the indemnification provided hereunder except to the extent the Defending Party will have been prejudiced as a result of such failure. Thereafter, the Claiming Party will deliver to the Defending Party, within five (5) Business Days after the Claiming Party’s receipt thereof, copies of all notices and documents (including court papers) received by the Claiming Party relating to the Third Party Claim.

(b) If a Third Party Claim is made against a Claiming Party, the Defending Party will be entitled to participate in the defense thereof and, if it so chooses, to assume the defense thereof with counsel selected by the Defending Party and reasonably satisfactory to the Claiming Party, provided the Defending Party (i) timely notifies the Claiming Party in writing that it has assumed such defense and that it will indemnify the Claiming Party against any Losses arising out of such Third Party Claim (subject to any limitations set forth in this Article 9), (ii) provides evidence of its financial wherewithal to do so, and (iii) diligently uses its commercially reasonable efforts to defend and protect the interests of the Claiming Party with respect to such Third Party Claim. Should a Defending Party so elect to assume the defense of a Third Party Claim, the Defending Party will not be liable to the Claiming Party for legal expenses subsequently incurred by the Claiming Party in connection with the defense thereof. If the Defending Party assumes such defense, the Claiming Party will have the right to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Defending Party, it being understood, however, that the Defending Party will control such defense. In any event, all the parties will use commercially reasonable efforts to cooperate in the defense or prosecution of any Third Party Claim, including by retaining and providing all records and information which are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Claiming Party shall not consent to the entry of any judgment or enter into any settlement with respect to any Third Party Claim without the prior written consent of the Defending Party (which consent shall not be unreasonably withheld, conditioned or delayed). The Defending Party shall not consent to the entry of any judgment or enter into any settlement with respect to any Third Party Claim without the prior written consent of the Claiming Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement (x) requires only the payment of money that the Defending Party is obligated to pay, (y) provides for a full and unconditional release of the Claiming Party without any admission of wrongdoing or liability, and (z) will not materially adversely affect the continued operations of the Claiming Party and its Affiliates. Notwithstanding the foregoing, the Defending Party shall not be entitled to assume or maintain control of the defense of any Third Party Claim if (I) the Third Party Claim is a criminal proceeding, action, indictment, allegation or investigation, (II) the Defending Party has failed to defend or is failing to defend in good faith the Third Party Claim that is not cured within a reasonable time after receiving written notice from the Claiming Party specifying in reasonable detail the manner in which the Defending Party has so failed or is failing, or (III) the primary relief sought in respect of the Third Party Claim is non-monetary relief (other than a general boilerplate request for such other and further relief as the court deems just and proper). For the avoidance of doubt, the procedures for any Third Party Claims that relate to Taxes shall be governed by the provisions of Section 9.09 and not this Section 9.06.

9.07 Determination of Loss Amount.

(a) The amount of any and all Losses under this Article 9 will be determined net of any amounts actually recovered by any Claiming Party or any of such Claiming Party’s Affiliates under or pursuant to any insurance policy, title insurance policy, indemnity, reimbursement arrangement or contract pursuant to which or under which such Claiming Party or such Claiming Party’s Affiliates is a party or has rights (collectively, “Alternative Arrangements”), after giving effect to any applicable deductible or retention and any out of pocket costs incurred by the Claiming Party in connection therewith. In the event any recovery from an Alternative Arrangement is received after the Defending Party has made an indemnification payment under this Agreement that did not take into account recovery, the Claiming Party shall promptly pay the Defending Payment an amount equal to the lesser of such recovery and the amount of the related indemnification payment.

(b) Notwithstanding anything to the contrary contained herein, no party shall be liable or otherwise responsible to any other party hereto or any Affiliate of any other party hereto for consequential, special, indirect, exemplary or punitive damages, other than (i) consequential, special, indirect, exemplary or punitive damages payable to a third party pursuant to a Third Party Claim or (ii) consequential, indirect or special damages that were reasonably foreseeable on the date hereof or on the Closing Date and are a direct consequence of or direct result of, or directly arise from, a breach of this Agreement. In no event will any “multiple of profits,” “multiple of cash flow” or “multiple of revenue” or other valuation methodology be used in calculating the amount of any Losses. Except as otherwise expressly provided by Section 6.05(a), no information obtained by Buyer pursuant to Section 6.02 hereof or otherwise shall be deemed to amend or supplement the Disclosure Schedule, to prevent or cure any breach of any representation nor warranty, or breach of covenant, or to otherwise limit or affect any rights of the Buyer Indemnitees under Article 9.

(c) No Buyer Indemnitee will be entitled to any indemnification under this Article 9 to the extent such matter (i) was taken into account in determining the Final Aggregate Closing Consideration pursuant to Section 1.02, or (ii) was expressly reserved for in the Financial Statements.

9.08 Acknowledgments.

(a) Each party understands, acknowledges and agrees that except for (i) instances of intentional common law fraud in connection with the representations and warranties set forth in this Agreement, (ii) the parties’ right to seek specific performance or injunctive relief pursuant to Section 11.19, and (iii) the parties’ rights and obligations pursuant to Sections 1.02 and 1.03, from and after the Closing, the indemnification provided to the parties pursuant to, and subject to the terms and conditions of, this Article 9 will be the sole and exclusive remedy of the parties with respect to the subject matter of this Agreement or the transactions contemplated hereby. Buyer acknowledges and agrees that the Buyer Indemnitees may not avoid such limitation on liability by (x) seeking damages for breach of contract, tort or pursuant to any other theory of liability, all of which are hereby waived or (y) asserting or threatening any claim against any Person that is not a party (or a successor to a party) for breaches of the representations, warranties and covenants contained in this Agreement.

(b) THE REPRESENTATIONS AND WARRANTIES BY THE COMPANY AND SELLER IN ARTICLES 3 AND 4 HEREOF CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND SELLER TO BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, AND BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESS OR IMPLIED (INCLUDING ANY RELATING TO THE FUTURE OR HISTORICAL FINANCIAL CONDITION, RESULTS OF OPERATIONS, ASSETS OR LIABILITIES OR AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION PROMOTED TO BUYER OF THE ACQUIRED COMPANIES OR TO ANY ENVIRONMENTAL, HEALTH OR SAFETY MATTERS) ARE SPECIFICALLY DISCLAIMED BY THE COMPANY AND SELLER AND ARE NOT BEING RELIED UPON BY BUYER OR ANY OF ITS REPRESENTATIVES OR AFFILIATES.

(c) Buyer hereby acknowledges and agrees that it has not relied upon any statements, information, material, representations, warranties or financial projections delivered or made available to Buyer or its representatives (including representations as to the accuracy or completeness of any such information) other than the representations and warranties contained in Article 3 or Article 4 of this Agreement. Buyer acknowledges and agrees that neither Seller nor any of its direct or indirect Affiliates, directors, officers, members, employees or representatives will have or be subject to any liability to Buyer or any other Person resulting from the distribution to Buyer, or Buyer’s use of, or reliance on (including with respect to accuracy or completeness), any information, statements, material or financial projections prepared by the Company, Seller or their respective Affiliates delivered or made available to Buyer or its representatives or any information, document or material made available to Buyer or its Affiliates or representatives in certain “data rooms” and online “data sites,” management presentations or any other form in expectation of the transactions contemplated by this Agreement. In connection with Buyer’s investigation of the Acquired Companies, Buyer has received from or on behalf of the Company certain projections, including projected statements of operating revenues and income from operations of the Acquired Companies and certain business plan information of the Acquired Companies. Buyer acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Buyer will have no claim against Seller or any other Person with respect thereto. Accordingly, Seller and the Company make no representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and Buyer agrees that it has not relied thereon.

9.09 Tax Matters.

(a) Responsibility for Filing Tax Returns. Seller (which for purposes of this Section 9.09 shall include any representative of Seller) shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Acquired Companies for all Taxable periods ending on or before the Closing Date. Buyer shall be responsible for the due preparation and timely filing of all Tax Returns of the Acquired Companies for all Taxable periods beginning after the Closing Date, and Buyer shall be responsible for the timely and complete payment of any related Taxes due with respect to such Tax Returns. With respect to any Tax Returns of the Acquired Companies that are due for any Straddle Periods (“Straddle Tax Returns”), Buyer shall be responsible for the due preparation and timely filing of all such Straddle Tax Returns on a basis consistent with the past practices of the Acquired Companies, and shall provide a draft of any such Straddle Tax Return to Seller for review and comment reasonably in advance of the due date for such Straddle Tax Return (together with schedules, statements and, to the extent required by Seller, supporting documentation). Buyer shall use reasonable efforts to incorporate all comments provided by Seller with respect to such Straddle Tax Returns and in no event shall file any such Straddle Tax Return without the prior written consent of Seller, not to be unreasonably conditioned, withheld or delayed. The parties shall negotiate in good faith to resolve any disputed items with respect to such Straddle Tax Returns. If the parties are unable to reach an agreement within ten (10) days after receipt by Buyer of written notice provided by Seller that such dispute remains unresolved, the disputed items shall be resolved by final determination of the Accounting Firm. The costs and expenses of the Accounting Firm will be paid by the non-prevailing party, as determined by the Accounting Firm.

(b) Amended Tax Returns. Without the prior written consent of Seller, which consent shall not be unreasonably conditioned, withheld or delayed, Buyer shall not amend any Tax Returns of the Acquired Companies for a Pre-Closing Tax Period.

(c) Cooperation. The parties will reasonably cooperate with each other to provide each other with such assistance as may be reasonably requested by them in connection with the preparation and filing of any Tax Returns, making of any election related to Taxes, and any Tax audit or other examination in connection with an administrative or judicial proceeding involving a taxing authority relating to Taxes. Without limiting the foregoing, Buyer shall cooperate reasonably with Seller, to the extent reasonably necessary, in the preparation and filing of all Tax Returns of the Acquired Companies for all Taxable periods ending on or before the Closing Date, including by making the Acquired Companies’ book and records available for inspection by Seller, Seller’s accountants, auditors and attorneys upon reasonable advance notice and including, if required by applicable Law, causing such Tax Returns to be signed by appropriate pre-Closing officers of the applicable Acquired Company, as the case may be. Buyer shall cause each Acquired Company to retain all books and records with respect to Tax matters pertinent to such Acquired Company relating to any Pre-Closing Tax Period until the expiration of the applicable statute of limitations (and, to the extent notified by Seller, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority.

(d) Tax Audits. If any written notice of any pending or threatened audit or assessment, suit, proposed adjustment, deficiency, dispute, administrative or judicial proceeding or other similar claim is made by any taxing authority, which, if successful, might result in an indemnity payment to an indemnified party pursuant to Article 9, then such indemnified party shall give notice to the indemnifying party in writing of such claim and of any counterclaim the indemnified party proposes to assert (a “Tax Claim”); provided, however, the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying party has been materially prejudiced as a result of such failure. With respect to any Tax Claim relating to a Pre-Closing Tax Period (other than a portion of any Straddle Period), Seller shall, solely at its own cost and expense, control all proceedings and may make all decisions in connection with such Tax Claim (including selection of counsel) and, without limiting the foregoing, may in its sole discretion pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any taxing authority with respect thereto, and may, in its sole discretion, either pay the Tax claimed and sue for a refund where applicable Law permits such refund suits or contest the Tax Claim in any permissible manner. Notwithstanding the foregoing, Seller shall not settle such Tax Claim without the prior written consent of Buyer, which consent shall not be unreasonably conditioned, withheld, or delayed, if it reasonably determines that such Tax Claim could have a material adverse impact on the Taxes of either Acquired Company in a Post-Closing Tax Period. Seller and Buyer shall jointly control and participate in all proceedings taken in connection with any Tax Claim relating to Taxes of the Acquired Companies for a Straddle Period, and shall bear their own respective costs and expenses. Neither Seller nor Buyer shall settle any such Tax Claim without the prior written consent of the other, which consent shall not be unreasonably conditioned, withheld, or delayed.

(e) Transfer Taxes. Buyer shall pay any real property transfer Tax, stamp duty, stock transfer Tax, sales Tax, use Tax, value added Tax, or other similar Tax imposed on Buyer, the Acquired Companies or Seller as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties or interest with respect to the Transfer Taxes. Buyer shall file all necessary Tax Returns and other documentation with respect to Transfer Taxes (except to the extent such Tax Returns are required by Law to be filed by Seller), and Seller agrees to reasonably cooperate with Buyer in the filing of any such Tax Returns, including promptly supplying any information in its possession that is reasonably necessary to complete such Tax Returns or secure exemptions from such Transfer Taxes.

(f) Straddle Period Allocation. For purposes of this Agreement, in the case of any Straddle Period, the amount of Taxes allocable to the Pre-Closing Tax Period portion of such Straddle Period shall be deemed to be: (i) in the case of Taxes that are imposed on a periodic basis (such as real or personal property Taxes), the amount of such Tax for the entire Straddle Period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period), multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period, and (ii) in the case of any Tax not described in clause (i) (such as franchise Taxes, Taxes that are based upon or related to income or receipts or imposed in connection with any sale or transfer or assignment of property) the amount of any such Taxes shall be determined as if the Straddle Period ended on and included the Closing Date, provided that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each period.

(g) Allocation of Aggregate Closing Consideration. The Purchase Price (and any other consideration paid hereunder for the Units and the Interests) and the liabilities (to the extent included in amount realized for federal income Tax purposes) of the Company, plus other relevant items, shall be allocated among the assets of the Company in accordance with Code Section 1060 and the Treasury Regulations promulgated thereunder. Within sixty (60) days after the determination of the adjustments, if any, to the Purchase Price hereunder, or, if sooner, ninety (90) days before IRS Form 8594 must be filed, Buyer will provide to Seller copies of IRS Form 8594 and any required exhibits thereto (the “Allocation”) with Buyer’s proposed allocation of the Purchase Price consistent with Code Section 1060 and the Treasury Regulations promulgated thereunder. Within thirty (30) days after the receipt of such Allocation, Seller will submit to Buyer in writing any proposed changes to such Allocation or shall indicate its concurrence therewith, which concurrence shall not be unreasonably withheld, conditioned or delayed (and in the event no such changes are proposed in writing to Buyer within such period of time, Seller will be deemed to have agreed to, and accepted, the Allocation). Buyer and Seller will endeavor in good faith to resolve any differences with respect to the Allocation within fifteen (15) days after Buyer’s receipt of written notice of objection from Seller. Any unresolved disputes will be resolved by the Accounting Firm, the costs of which shall be borne by each party in the percentage inversely proportionate to the percentage of the total dollar amount of the total items submitted for dispute that are resolved in such party’s favor. The determination of the Accounting Firm shall be binding on the parties. Seller and Buyer shall each timely file IRS Form 8594 by attaching such form to their respective timely filed U.S. federal income Tax Returns in a manner reflecting the Allocation, and Seller and Buyer shall reasonably cooperate with each other in connection with such preparation and filing. The Allocation, as determined in the manner described above, shall be binding upon the parties, and all Tax Returns and reports filed by Buyer, the Company and Seller will be prepared consistently with the Allocation. None of Buyer, the Company or Seller shall take any position (whether in audits, Tax Returns or otherwise) that is inconsistent with the Allocation unless required to do so by Law. The parties shall cooperate in updating the Allocation and any IRS Form 8594 with respect to any post-Closing adjustments to the purchase price hereunder.

(h) Refunds. The amount or economic benefit of any refunds, credits or offsets of Taxes of the Acquired Companies, for any Pre-Closing Tax Period shall be for the account of Seller. Such amounts shall not include any Taxes already taken into account as part of working capital or that otherwise resulted in an adjustment to purchase price hereunder. Notwithstanding the foregoing, any such refunds, credits or offsets of Taxes shall be for the account of Buyer to the extent such refunds, credits or offsets of Taxes are attributable (determined on a marginal basis) to the carryback from a Post-Closing Tax Period of items of loss, deduction or credit, or other Tax items, of either Acquired Company (or any of its Affiliates, including Buyer). The amount or economic benefit of any refunds, credits or offsets of Taxes of the Acquired Companies for any Post-Closing Tax Period shall be for the account of Buyer. The amount or economic benefit of any refunds, credits or offsets of Taxes of the

Acquired Companies for any Straddle Period shall be equitably apportioned between Seller and Buyer in accordance with the principles of Section 9.09(f). Each party shall forward, and shall cause its Affiliates to forward, to the party entitled to receive the amount or economic benefit of a refund, credit or offset to Tax the amount of such refund, or the economic benefit of such credit or offset to Tax, within ten (10) days after such refund is received or after such credit or offset is allowed or applied against another Tax liability, as the case may be.

(i) To the extent permitted by Law, any and all deductions related to all Seller Transaction Expenses and payments that are paid by or on behalf of the Company prior to or in connection with the Closing and deductible by the Company for Tax purposes, including other fees and expenses of legal counsel, accountants, and investment bankers and any Change of Control Payments (such deductions, the “Transaction Tax Deductions”) shall be treated for income Tax purposes as having been incurred by the Company in, and reflected as a deduction on the income Tax Returns of the Company for, the taxable period or portion thereof ending on the Closing Date.

9.10 Director and Officer Liability and Indemnification.

(a) For a period of six (6) years after the Closing, Buyer will not, and will not permit the Acquired Companies to amend, repeal or modify any provision in such Acquired Company’s organizational documents relating to the exculpation, indemnification or advancement of expenses of any officers, managers and directors of the Acquired Companies (each, an “Indemnified Person”) (unless required by Law), it being the intent of the parties that the officers and directors of the Acquired Companies will continue to be entitled to such exculpation, indemnification and advancement of expenses to the full extent of the Law. Further, from and after the Closing, Buyer agrees to cause the Acquired Companies to comply with and honor any such rights to exculpation, indemnification, and advancement; provided, that if any claims are asserted or made within such period, all rights to indemnification and exculpation (and to advancement of expenses) in respect of any such claims shall continue, without diminution, until disposition of any and all such claims.

(b) An Indemnified Person shall notify the applicable Acquired Company of the existence of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative (each, a “Proceeding”) for which such Indemnified Person is entitled to indemnification hereunder as promptly as reasonably practicable after such Indemnified Person learns of such Proceeding; provided, that the failure to so notify shall not affect the obligations of the Acquired Companies under this Section 9.10 except to the extent such failure to notify actually and materially prejudices such Acquired Company. The related Acquired Company, at its expense, shall have the right to control the defense of the Proceeding with counsel selected by the Acquired Company and reasonably acceptable to the Indemnified Person. The Acquired Company shall cooperate with all reasonable requests made by the Indemnified Person, and the Indemnified Person shall cooperate with all reasonable requests made by the Acquired Company, in connection with the defense of any Proceeding. No settlement of a Proceeding may be made by the Acquired Company without the Indemnified Person’s consent, except for a settlement which (i) requires no more than a monetary payment by the Acquired Company for which the Indemnified Person is fully indemnified, (ii) provides for a full and unconditional release of the Indemnified Person and (iii) which does not require the admission of liability or wrongdoing. No settlement of a Proceeding may be made by an Indemnified Person without the consent of the Acquired Company (such consent not to be unreasonably withheld, delayed or conditioned).

(c) At or prior to the Closing, Buyer shall, on behalf of the Company, obtain an extended reporting period endorsement for the directors’ and officers’ liability insurance policy of the Acquired Companies in the form and on terms reasonably acceptable to Seller so that the Indemnified Persons shall be covered for a period of six (6) years after the Closing under the terms of such policy; the cost of such extended reporting coverage to be borne by Buyer. Buyer shall not, and shall not permit Amedisys to, cancel such policy within six (6) years after the Closing.

(d) In the event that all or substantially all of the assets of the Company are sold, whether in one transaction or a series of transactions, then the Acquired Companies will, in each such case, make proper provisions so that the successors and assigns of the Company assume the obligations set forth in this Section 9.10.

9.11 Release.

(a) Effective upon the Closing, Seller hereby releases the Acquired Companies, their respective successors and assigns (excluding Buyer and its Affiliates other than the Acquired Companies), and their respective members, managers, directors, and officers, from any and all claims, liabilities, obligations, causes of action, known or unknown, which Seller (i) now has, or claims to have, (ii) at any time previously had, or claimed to have had, or (iii) at any time hereafter may have, or claim to have, against any of such Persons and that, in each case, accrued or otherwise arose prior to the Closing, provided that, nothing in this Section 9.11(a) will release or be deemed to constitute a release by Seller of any of its rights to enforce its rights under this Agreement, or any other agreement, document or instrument contemplated by this Agreement (“Transaction Documents”), any claim arising from or relating to this Agreement or the Transaction Documents, arising from the transactions contemplated by this Agreement or Transaction Documents, any other right or claim that may arise from the employment of Seller by any Acquired Company or Buyer or an Affiliate thereof following the Closing, or any other right or claim that may arise from the intentional common law fraud of such Persons. SELLER EXPRESSLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE WHICH LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS.

(b) Effective upon the Closing, each Acquired Company hereby releases Seller from any and all claims, liabilities, obligations, causes of action, known or unknown, which either Acquired Company (i) now has, or claims to have, (ii) at any time previously had, or claimed to have had, or (iii) at any time hereafter may have, or claim to have, against Seller and that, in each case, accrued or otherwise arose prior to the Closing, provided that, nothing in this Section 9.11(b) will release or be deemed to constitute a release by either Acquired Company of any of its rights to enforce its rights under this Agreement or any other Transaction Document, any claim arising from or relating to this Agreement or the Transaction Documents, any other right or claim that may arise from the employment of Seller by any Acquired Company or Buyer or an Affiliate thereof after the Closing, or any other right or claim that may arise from the intentional common law fraud of Seller. EACH ACQUIRED COMPANY EXPRESSLY WAIVES ALL RIGHTS AFFORDED BY ANY STATUTE WHICH LIMITS THE EFFECT OF A RELEASE WITH RESPECT TO UNKNOWN CLAIMS.

(c) The respective releases provided by the Acquired Companies and the Seller pursuant to this Section 9.11 are expressly made subject to a reservation of any rights in favor of such parties pursuant to any insurance policies held by or for the benefit of them; provided, however, for the avoidance of doubt, none of the related insurers shall have any right of subrogation against Seller with respect thereto.

9.12 Non-Competition and Non-Solicitation.

(a) Seller covenants and agrees that, commencing on the Closing Date and ending on the third (3rd) anniversary thereof (the “Restricted Period”), Seller shall not, and shall not permit any of his Affiliates to, directly or indirectly, (i) engage or participate in, own, acquire, operate, be employed by, consult for, lend money to, invest in or otherwise have a financial interest in any business that provides home health services within the Commonwealth of Massachusetts (“Prohibited Activities”); provided, however, that the foregoing shall not (1) preclude Seller or any of his Affiliates from owning less than one percent (1%) of the issued and outstanding equity securities of any company engaged in Prohibited Activities, or (2) preclude Seller from being employed by or consulting for Buyer or its Affiliates, (ii) call on or otherwise solicit any natural person who is at that time employed by Buyer or any of its Affiliates in any capacity with the purpose or intent of attracting that person from the employ of Buyer or any of its Affiliates or (iii) call on, solicit or perform services for any Person that at that time is, or at any time within two (2) years prior to that time was, a customer, patient or referral source of the Acquired Companies or any Affiliates of Buyer, with the knowledge of that customer, patient or referral relationship.

(b) Each party covenants and agrees that, during the Restricted Period, no party shall make publicly any negative or disparaging statements or communications regarding any other party or any Affiliate of any other party that is intended to adversely affect such other party; provided, however, nothing in this Section 9.12(b) is intended to or shall be interpreted to: (x) restrict or otherwise interfere with a party’s obligation to testify truthfully in any forum; (y) restrict or otherwise interfere with a party’s obligation to provide information to any Governmental Authority; or (z) restrict or otherwise interfere with a party’s enforcement of any right or remedy under this Agreement or the Transaction Documents.

(c) Each party acknowledges that a breach or threatened breach of Section 9.12 may give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by a party of any such obligations, each other party shall, in addition to any and all other rights and remedies that may be available to he or it in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(d) The time period during which the prohibitions set forth in this Section 9.12 shall apply shall be tolled and suspended for a period equal to the aggregate time during which the related party violates such prohibitions in any respect (not to exceed the number of days between the date of initial violation and the end of the Restricted Period).

(e) The parties agree that Section 9.12 imposes a reasonable restraint on the parties in light of the activities and business of Seller on the date hereof and the current business plans of Buyer.

(f) The covenants in this Section 9.12 are severable and separate, and the unenforceability of any specific covenant in this Section 9.12 is not intended by any party hereto to, and will not, affect the provisions of any other covenant in this Section 9.12 or elsewhere in this Agreement. If any court of competent jurisdiction determines that the scope, time or territorial restrictions of Error! Reference source not found. 9.12 are unreasonable as applied to any party, the parties hereto, respectively acknowledge their mutual intention and agreement that those restrictions be enforced to the fullest extent the court deems reasonable, and thereby will be reformed to that extent as applied to such party.

(g) All the covenants in this Section 9.12 are intended by each party hereto to, and will, be construed as an agreement independent of any other provision in this Agreement, and the existence of any claim or cause of action of a party against another party, whether predicated on this Agreement or otherwise, will not constitute a defense to the enforcement by such other party of any covenant in this Section 9.12. The covenants in this Section 9.12 will not be affected by any other party’s breach of any other provision of this Agreement.

(h) The parties acknowledge that this Section 9.12 is a material and substantial part of the transactions contemplated hereby.

9.13 Further Assurances. From time to time, as and when requested by any party and at such requesting party’s expense, any other party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as the requesting party may reasonably deem necessary or desirable to evidence and effectuate the transactions contemplated by this Agreement.

9.14 Payment and Performance Guarantee by Amedisys.

(a) Amedisys hereby absolutely, unconditionally and irrevocably guarantees, as a primary obligor and not merely a surety, to the Acquired Companies and Seller (i) the performance of all obligations of Buyer under this Agreement to the extent such obligations are to be performed prior to or at the Closing and (ii) the due and punctual payment by Buyer of all payments of the Final Aggregate Closing Consideration and Contingent Payments owing by Buyer pursuant to Sections 1.02 and 1.03 of the Agreement (clauses (i) and (ii) collectively, the “Guaranteed Obligations”). The guarantee by Amedisys set forth in clause (i) above shall terminate immediately following the determination of the Final Aggregate Closing Consideration. The guarantee by Amedisys set forth in this Section 9.14 shall continue to be effective or be reinstated, as the case may be, if at any time any payment or performance of the Guaranteed Obligations is rescinded or must otherwise be returned by Seller upon the insolvency, bankruptcy or reorganization of Amedisys or otherwise, all as though such payment had not been made. This is a guarantee of payment and performance, as applicable, and not of collection only. Seller shall not be required to make any demand upon, or to pursue or exhaust any right or remedy against, Buyer prior to exercising his rights under this Section 9.14, and no delay or omission on the part of Seller in exercising rights hereunder shall operate as a waiver or relinquishment of such rights or remedies.

(b) From and after the Closing, the Acquired Companies shall be jointly and severally liable for all obligations of Buyer under this Agreement to the extent such obligations are to be performed following the Closing. Seller shall not be required to make any demand upon, or to pursue or exhaust any right or remedy against, Buyer prior to exercising its rights under this Section 9.14(b), and no delay or omission on the part of Seller in exercising rights hereunder shall operate as a waiver or relinquishment of such rights or remedies.

ARTICLE 10

DEFINITIONS

10.01 Definitions. For purposes hereof, the following terms, when used herein with initial capital letters, will have the respective meanings set forth herein:

“Action” means any action, claim, complaint, investigation, petition, suit, arbitration or similar proceeding, whether civil or criminal, at law or in equity by or before any Governmental Authority.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person. For the purposes of this definition, “controlling,” “controlled” and “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Affiliated Real Property” means the real property owned by certain Affiliates of Seller located at 991 N. Osgood Street, North Andover, Massachusetts and 30 Williams Street, Leominster, Massachusetts.

“AIG Policy” means the R&W Insurance Policy issued by AIG Specialty Insurance Company, the form of which is attached hereto as Exhibit D-1.

“Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA that is established, maintained, sponsored or contributed to by either Acquired Company for the benefit of any current or former employees, contractors, directors or officers thereof, including any pension, retirement, savings, disability, medical, dental, health, life, death benefit, group insurance, profit sharing, deferred compensation, stock option, bonus, incentive, or performance awards, vacation pay, actual or phantom ownership of any equity interest, tuition reimbursement, severance or termination pay, or other employee benefit plan, trust, agreement, contract, arrangement, practice, program, policy or commitment.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in the Commonwealth of Massachusetts are authorized or required by Law to be closed for business.

“Buyer Knowledge Group” means Kristopher Novak and Kyle Young.

“Cash on Hand” means, with respect to the Acquired Companies, as of the opening of business on the Closing Date all cash, cash equivalents, marketable securities and deposits held by third parties, in each case determined in accordance with GAAP. For the avoidance of doubt, Cash on Hand will be calculated net of issued but uncleared checks and drafts and will include checks, other wire transfers and drafts deposited or available for deposit for the account of the Company, but only to the extent that the amounts payable in respect of such outstanding checks or amounts receivable in respect of such received checks are not included as current liabilities or current assets, respectively, in the calculation of Net Working Capital.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended.

“Change of Control Payments” means any severance, change in control, termination, retention, sale bonuses, incentive or similar amounts or benefits payable by the Company to any current or former employee, independent consultant or any other person as a result of the consummation of the transactions contemplated hereby.

“Customer” means any Person that is an Aging Services Access Point (ASAP) or other non-profit entity providing services of a type ordinarily provided by an ASAP.

“Disability” has the same meaning as provided in the long-term disability plan or policy maintained (or, if applicable, most recently maintained) by Amedisys or, if applicable, a Subsidiary or Affiliate thereof for Seller, regardless of whether Seller actually receives disability benefits under such plan or policy. If no long-term disability plan or policy was ever maintained on behalf of Seller, “Disability” means “Permanent and Total Disability” as defined in Section 22(e)(3) of the Code. In a dispute, the determination whether Seller has suffered a Disability will be made by the Compensation Committee of the Board of Directors of Amedisys and may be supported by the advice of a physician competent in the area to which that Disability relates.

“Disclosure Schedule” means the disclosure schedule delivered by the Company concurrently with the execution and delivery of this Agreement and attached hereto as may be amended or supplemented pursuant to Section 6.05(a).

“Employees” means those Persons employed by the Company as of the date hereof.

“Environmental Laws” means all Laws that are binding upon the Acquired Companies concerning pollution or protection of the environment, including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, remediation or cleanup of any Hazardous Substances, as such of the foregoing are promulgated and in effect on or prior to the Closing Date.

“Escrow Agent” means Fifth Third Bank, an Ohio banking corporation.

“Excluded Matter” means any breach of any Fundamental Representation excluded from coverage pursuant to Section 4(l), 4(o) or 4(p) of the AIG Policy or Section 4(f) of the Ironshore Policy, but excluding any Interim Breach.

“Excluded Matters Escrow Amount” means an amount equal to $150,000.

“Excluded Matters Escrow Fund” means, as of any date, the amount of funds then held by the Escrow Agent pursuant to the Escrow Agreement (including all interest and earnings thereunder) for purposes of satisfying indemnification claims hereunder relating to the Excluded Matters, with the initial amount of such funds being the Excluded Matters Escrow Amount.

“GAAP” means generally accepted accounting principles in the United States, as consistently applied by the Acquired Companies.

“Government Programs” means Medicare, Medicaid, CHAMPUS, TriCare and all other health care reimbursement programs funded and/or regulated by the Federal, state or local government.

“Governmental Authority” means any national, federal, state, local or foreign government or political subdivision thereof, or any regulatory authority, agency, bureau, board, commission, department or instrumentality of such government or political subdivision, or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substance” means petroleum or any hazardous substance as defined in CERCLA.

“Healthcare Laws” means any Law or Legal Requirement relating to healthcare regulatory and reimbursement matters, including but not limited to 42 U.S.C. §§ 1320a-7, 7a, and 7b, which are commonly referred to as the “Federal Fraud Statutes,” and their state law counterparts, including, without limitation, MGL c. 175H, § 3; 42 U.S.C. § 1395nn, which is commonly referred to as the “Stark Statute,” and its state law counterparts; 31 U.S.C. §§ 3729-3733, which is commonly referred to as the “federal False Claims Act”; the False Statements Act, 18 U.S.C. § 1001; the Program Fraud Civil Remedies Act, 31 U.S.C. §§ 3801-3812; the Criminal False Claims Act, 18 US.C. § 287, the Anti-Kickback Act of 1986, 41 U.S.C. §§ 51-58; the federal TRICARE statute, 10 U.S.C. § 1071 et seq.; HIPAA, the HITECH Act, and any other applicable Laws or Legal Requirements concerning the privacy and security of health information; the anti-fraud and related provisions of HIPAA, 18 U.S.C. §§ 1035 and 1347; Laws and Legal Requirements relating to participation in or submission of claims to Government Programs and Private Programs; applicable provisions of the Patient Protection and Affordable Care Act, 42 U.S.C. § 18001 et seq., together with its implementing regulations and any other rules or regulations promulgated thereunder; any federal, state or local statute or regulation relevant to mail fraud, wire fraud, false statements or claims; survey, certification, and standards as each relates to eligibility to obtain authorizations of Governmental Entities required to participate in Government Programs; Medicare program conditions of participation and conditions of payment, and all applicable federal, state, and local licensing, accreditation, regulatory and certificate of need Laws.

“Indebtedness” means, with respect to the Acquired Companies, (w) the principal amount, plus any related accrued and unpaid interest, fees and prepayment premiums or penalties, of all indebtedness for borrowed money (i) owed by either Acquired Company under a credit facility, (ii) evidenced by any note, bond, debenture or other debt security, (iii) owed by either Acquired Company under any swaps, hedges or similar instruments, (iv) owed by either Acquired Company for all or any portion of the deferred purchase price of property or services which is not accounted for in the computation of Net Working Capital, (v) under or in respect of any lease that has been or should be accounted for as a capital lease in accordance with GAAP, or (vi) owed by either Acquired Company under any letters of credit, performance bonds, bankers acceptances or similar obligations entered into in the ordinary course of business, (x) any guarantees by the Acquired Companies of obligations described in clause (w) for any other Person, (y) any client deposits, and (z) any obligations for payment of deferred compensation (but without duplication of any amounts referenced in clause (w)(iv) above). Notwithstanding the foregoing, Indebtedness does not include (A) any operating or lease obligations that should not be accounted for as a capital lease in accordance with GAAP, and (B) any intercompany obligations between the Acquired Companies.

“Indemnity Escrow Amount” means an amount equal to one half of one percent (0.5%) of the Base Purchase Price.

“Indemnity Escrow Fund” means, as of any date, the amount of funds then held by the Escrow Agent pursuant to the Escrow Agreement (including all interest and earnings thereunder) for purposes of satisfying indemnification claims hereunder (excluding the Interim Breach Loss Escrow Amount and the Excluded Matter Escrow Amount), with the initial amount of such funds being the Indemnity Escrow Amount.

“Intellectual Property” means all intellectual property rights arising from or in respect of the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon, and inventions and discoveries that may be patentable, (ii) all trademarks, service marks, trade names, service names, brand names and trade dress rights, and all applications, registrations and renewals thereof, (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights, and (iv) all trade secrets, know-how, customer lists, software, technical information, data, process technology, plans, drawings and blue prints.

“Interim Breach” means the occurrence of an event, fact or circumstance after the execution of this Agreement and before the Closing (other than an event, fact or circumstance that arises out of or is attributable to one or more of the matters described in clauses (i) through (viii) of the definition of “Material Adverse Effect” and other than Immaterial Interim Breaches or any development, fact or circumstance that is the subject of a Permitted Schedule Amendment), of which one or more Persons in the Buyer Knowledge Group becomes aware during such period, which would cause any representation and warranty of the Company, EHO or Seller contained in Article 3 or 4 to be inaccurate or breached as of the Closing Date (disregarding, for purposes of determining any such inaccuracy or breach, any qualifications referring to “Knowledge”), and with respect to which recourse under the R&W Insurance Policy would be unavailable.

“Ironshore Policy” means the R&W Insurance Policy issued by Ironshore Specialty Insurance Company, the form of which is attached hereto as Exhibit D-2.

“Law” means any statute, law, ordinance, regulation, rule, order, judgment, decree or code of any Governmental Authority, including any Governmental Order.

“Legal Requirement” means at any time (i) any Law, injunction, writ, edict, award, authorization or other legally binding requirement of any Governmental Authority in effect at that time or (ii) any legally binding obligation included in any certificate, certification, franchise, Permit or license issued by any Governmental Authority at that time.

“Liens” means any charge, lien, mortgage, deed of trust, security interest, option, pledge, deposit, encumbrance, or other similar restriction.

“Material Adverse Effect” means any event, series of events, change or effect that, individually or in the aggregate with other events, series of events, changes, or effects, has had or would reasonably be likely to have an adverse effect on the assets, properties, business, operations, financial condition, or results of operations of the Acquired Companies taken as a whole, except any adverse effect related to or resulting from (i) general business or economic conditions affecting any industry in which each Acquired Company operates that do not disproportionately affect such Acquired Company as compared to similarly-situated businesses, (ii) national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (iii) financial, banking or securities markets conditions (including any disruption thereof and any decline in the price of any security or any market index), except to the extent such conditions disproportionately affect the Acquired Company as compared to similarly-situated businesses, (iv) changes in Law, except to the extent such changes disproportionately affect the Acquired Company as compared to similarly-situated businesses, (v) changes in accounting standards, including GAAP, except to the extent such changes disproportionately affect the Acquired Company as compared to similarly-situated businesses, (vi) the taking of any action contemplated by this Agreement or the other agreements contemplated hereby or the announcement of this Agreement, the other agreements contemplated hereby or the transactions contemplated hereby or thereby, (vii) any existing event, condition or other matter described on the Disclosure Schedule, or (viii) any adverse change in or effect on the business of either Acquired Company that is cured by or on behalf of such Acquired Company before the earlier of the Closing Date and the date on which this Agreement is terminated pursuant to Article 8.

“Net Working Capital” means (i) all accounts receivable, inventory and prepaid expenses of the Acquired Companies as of the opening of business on the Closing Date, minus (ii) all accounts payable and accrued expenses of the Acquired Companies as of the opening of business on the Closing Date, in each case using the same line items set forth on Schedule 10.01(i)

attached hereto and calculated in accordance with GAAP and, to the extent compliant with GAAP, using the same accounting methods, assumptions, policies, principles, practices, and procedures, with consistent classification, judgments, and estimation methodology, as were used by the Acquired Companies in preparing the audited balance sheet of the Company as of December 31, 2014. For the avoidance of doubt, the determination of Estimated Aggregate Closing Consideration and Final Aggregate Closing Consideration and the preparation of the Closing Statement will take into account only those components (i.e., line items) and adjustments reflected on Schedule 10.01(i) attached hereto and used in calculating the Net Working Capital Target. The parties agree that the purpose of preparing and calculating the Net Working Capital hereunder is to measure changes in Net Working Capital without the introduction of new or different accounting methods, policies, practices, procedures, classifications, judgments or estimation methodologies from GAAP (except to the extent required by GAAP).

“Net Working Capital Lower Target” means $4,700,000.

“Net Working Capital Upper Target” means $4,900,000.

“Permit” means any permit, license, franchise, approval, accreditation, qualification, certification, authorization, registration, filing, waiver, exemption, clearance or consent obtained from or filed with any Governmental Authority.

“Permitted Liens” means (i) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Acquired Companies, in each case provided that adequate reserves with respect thereto are maintained on the books of related Person in accordance with GAAP, (ii) mechanic’s, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts which are not delinquent and which are not, individually or in the aggregate, significant, (iii) zoning, entitlement, building and other land use regulations imposed by Governmental Authorities having jurisdiction over the Leased Real Property which are incurred in the ordinary course of such Person’s business or existing on property and not materially interfering with the ordinary conduct of such Person’s business or such Person’s use of such, (iv) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property which do not and will not adversely impair, in any material respect, the occupancy or use of the Leased Real Property for the purposes for which it is currently used or proposed to be used in connection with the Acquired Company’s business, (v) public roads and highways, (vi) Liens arising in the ordinary course of business under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (vii) purchase money liens and liens securing rental payments under capital lease arrangements, and (viii) liens, the existence of which would not be material.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Post-Closing Tax Period” means any Taxable period of the Acquired Companies beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Taxable period of the Acquired Companies ending on or before the Closing Date and the portion of any Straddle Period up to and including the Closing Date.

“Private Programs” means such private non-governmental programs, including any private insurance program, under which either Acquired Company, directly or indirectly, is presently receiving payments or is eligible to receive payments in connection with its business operations.

“R&W Insurance Policy” means the buyer-side representation and warranty insurance policies obtained by Buyer in connection with the transactions contemplated by this Agreement, naming Buyer as the insured, attached as Exhibits D-1 and D-2 hereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Transaction Expenses” means all fees and expenses incurred by the Acquired Companies at or prior to the Closing in connection with the preparation, negotiation and execution of this Agreement and the Transaction Documents, and the performance and consummation of the transactions contemplated by this Agreement, in each case that are unpaid as of immediately prior to the Closing and not accrued for in the calculation of Net Working Capital, including all Change of Control Payments, all taxes payable by the Acquired Companies relating thereto.

“Straddle Period” means any Taxable period of the Acquired Companies beginning on or prior to and ending after the Closing Date.

“Straddle Tax Return” shall have the meaning set forth in Section 9.09(a).

“Subsidiary” means, with respect to any Person, any corporation, partnership, association, limited liability company, or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a partnership, association, limited liability company, or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof.

“Tax Returns” means any return, report, declaration, claim for refund, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any governmental entity or other authority in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Tax” or “Taxes” (and, with correlative meaning “Taxing” and “Taxable”) means all taxes, charges, fees, duties (including customs duties), levies or other assessments, including income, gross receipts, net proceeds, ad valorem, turnover, real and personal property (tangible and intangible), sales, use, franchise, excise, goods and services, value added, stamp, leasing, lease, user, transfer, fuel, excess profits, occupational, interest equalization, windfall profits, escheat and unclaimed property, severance, license, payroll, employment, premium, environmental (including Taxes under Section 59A of the Code), registration, alternative or add-on minimum, estimated, capital stock, disability, employee’s income withholding, other withholding, unemployment and Social Security taxes, which are imposed by any Governmental Authority, and such term shall include any interest, penalties or additions to tax attributable thereto and obligations to indemnify or otherwise approve or succeed to the Tax liability of any other Person.

“Third Party Payor” includes any Person charged with paying claims or reimbursing either Acquired Company for private duty services, as appropriate, provided to Government Program or Private Program patients, including but not limited to Private Program health insurance administrators or third party administrators.

“Working Capital Adjustment Escrow Amount” means an amount equal to $200,000.

“Working Capital Escrow Fund” means, as of any date, the amount of funds then held by the Escrow Agent pursuant to the Escrow Agreement (including all interest and earnings thereunder) for purposes of satisfying working capital adjustments pursuant to Section 1.02, with the initial amount of such funds being the Working Capital Adjustment Escrow Amount.

10.02 Other Definitional Provisions.

(a) All references in this Agreement to Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, disclosure schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. Titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement are for convenience only, do not constitute any part of this Agreement, and will be disregarded in construing the language hereof. All references in this Agreement to “days” refers to “calendar days” unless otherwise specified.

(b) Exhibits and schedules to this Agreement are attached hereto and by this reference incorporated herein for all purposes. The Recitals set forth herein above are incorporated into this Agreement in their entirety.

(c) The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The word “or” is exclusive, and the word “including” (in its various forms) means including without limitation.

(d) All references to “$” and dollars will be deemed to refer to United States currency unless otherwise specifically provided.

(e) Pronouns in masculine, feminine or neuter genders will be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires.

ARTICLE 11

MISCELLANEOUS

11.01 Press Releases and Communications.

(a) Prior to the Closing, except as provided in Section 11.01(b), no press release or public announcement related to this Agreement or the transactions contemplated hereby will be issued or made by or on behalf of any party, and no party shall disclose the terms of this Agreement or any agreement entered into in connection herewith other than to such party’s legal or accounting advisors who are subject to a duty of confidentiality, without the joint approval of Buyer and Seller (not to be unreasonably withheld, conditioned or delayed), in each case unless such disclosure is required by Law (including applicable stock exchange rules) or Governmental Order, in which case Buyer and Seller will have the right to review and comment upon such press release, announcement, communication or disclosure prior to its issuance, distribution or publication. After the Closing, no press releases or public announcements related to this Agreement and the transactions contemplated herein, or other announcements to the employees, customers, patients/payors or suppliers of the Acquired Companies, will be issued without the approval of Buyer (which approval, in each case, shall not be unreasonably withheld, conditioned or delayed); provided, however, Buyer shall first permit Seller a reasonable opportunity to review and comment on the press release proposed to be issued by Buyer upon consummation of the Closing.

(b) Upon execution of this Agreement, the Parties have agreed that a mutually agreeable public announcement will be made.

11.02 Expenses. Except as otherwise expressly provided herein, Buyer and Seller will each pay their own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not). All Seller Transaction Expenses will be borne by Seller.

11.03 Prevailing Party. In the event of a dispute between any of the parties with respect to obligations under this Agreement, the prevailing party in any action or proceeding in any court or arbitration in connection therewith will be entitled to recover from such other party its costs and expenses, including reasonable legal fees and associated court costs.

11.04 Knowledge Defined. For purposes of this Agreement, the term “the Company’s knowledge” or “to the knowledge of the Company” as used herein means the actual knowledge of Michael Trigilio, Chief Executive Officer of the Company, Nancy Aldrich, President of the Company, and Douglas May, Chief Financial Officer, as of the related date, and such additional knowledge as such individuals would reasonably be expected to obtain in the normal performance of their duties in their respective capacities with respect to the Company and upon due inquiry of those employees reporting thereto; provided, however, for the avoidance of doubt, in no event shall such persons be required to undertake any review, search or investigation of any public files, records or dockets, engage any third parties in connection with such due inquiry or obtain any freedom-to-operate or other legal opinion.

11.05 Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered, (b) when transmitted via telecopy (or other facsimile device) to the number set out below if the sender on the same day sends a confirming copy of such notice by a recognized overnight delivery service (charges prepaid), (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service or (d) the third Business Day following the day on which the same is sent by certified or registered mail, postage prepaid. Notices, demands and communications, in each case to the respective parties, will be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Buyer and Amedisys (and, after the Closing, the Acquired Companies):

Amedisys Personal Care, LLC

c/o Amedisys, Inc.

5959 S. Sherwood Forest Blvd.

Baton Rouge, LA 70816

Telecopy: (225) 299-3796

Attn: Paul B. Kusserow

Chief Executive Officer

Amedisys Personal Care, LLC

c/o Amedisys, Inc.

5959 S. Sherwood Forest Blvd.

Baton Rouge, LA 70816

Telecopy: (225) 299-3796

Attn: David L. Kemmerly, Esq.

General Counsel

with a copy to (which shall not constitute notice):

Kantrow, Spaht, Weaver & Blitzer (APLC)

445 North Boulevard, Suite 300

Baton Rouge, LA 70802

Telecopy: (225) 383-4703

Attn: Lee C. Kantrow, Esq.

         Jacob M. Kantrow, Esq.

Notices to Seller (and, before the Closing, the Company):

Associated Home Care, Inc.

Elder Home Options, LLC

991 Osgood Street

North Andover, MA 01845

Attn: Michael Trigilio

with a copy to (which shall not constitute notice):

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

Facsimile: (617) 542-2241

E-mail: dzioze@mintz.com

Attention: Dean G. Zioze, Esq.

11.06 Assignment. This Agreement and the rights hereunder are not assignable unless such assignment is consented to in writing by Buyer, the Acquired Companies, and Seller, and, subject to the preceding clause, this Agreement and all the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors or permitted assigns. For the avoidance of doubt, all of the representations, warranties, covenants and other terms set forth herein applicable to the Company shall be unaffected by, and remain applicable to the Company following, the Conversion.

11.07 Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the parties will amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the parties to the maximum extent permitted by applicable Law.

11.08 No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any Person. Information set forth on any Section of the Disclosure Schedule shall be deemed to qualify each Section of this Agreement to which such Section of the Disclosure Schedule relates (or makes cross-reference), as well as representations and warranties in other Sections of this Agreement but only to the extent that the specific item on any such Section of the Disclosure Schedule is reasonably apparent on its face as being applicable to such other Section and only as related to such specific item. Capitalized terms used in the Disclosure Schedule and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedule or Exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedule or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in this Agreement or in any Disclosure Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedule and Exhibits is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any party to any third party of any matter whatsoever (including any violation of law or breach of contract).

11.09 Amendment and Waiver. Any provision of this Agreement may be amended or waived only in a writing signed by Buyer, the Company, EHO and Seller. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default.

11.10 Complete Agreement. This Agreement (including the exhibits and schedules hereto) and the documents referred to herein (including the Confidentiality Agreement) contain the complete agreement between the parties and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.

11.11 Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied or PDF signature pages), any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.

11.12 Governing Law. All matters relating to the interpretation, construction, validity and enforcement of this Agreement will be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than the State of Delaware.

11.13 Consent to Jurisdiction and Service of Process. The parties to this Agreement submit to the exclusive jurisdiction of any state or federal court of competent jurisdiction located in the State of Delaware in respect of the interpretation and enforcement of the provisions of this Agreement and any related agreement, certificate or other document delivered in connection herewith and by this Agreement waive, and agree not to assert, any defense in any action for the interpretation or enforcement of this Agreement and any related agreement, certificate or other document delivered in connection herewith, that they are not subject thereto or that such action may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts or that their property is exempt or immune from execution, that the action is brought in an inconvenient forum, or that the venue of the action is improper. Service of process with respect thereto may be made upon any party hereto by mailing a copy thereof by registered or certified mail, postage prepaid, to such party at its or his address as provided in Section 11.05.

11.14 Waiver of Jury Trial. Each party hereby acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each such party understands and has considered the implications of this waiver, (iii) each such party makes this waiver voluntarily, and (iv) each such party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 11.14.

11.15 No Third Party Beneficiaries. No Person other than the parties will have any rights, remedies, obligations or benefits under any provision of this Agreement, other than Sections 9.02 and 9.02(d) (to the extent provided therein).

11.16 Representation of the Seller and its Affiliates. Buyer agrees, on its own behalf and on behalf of the Buyer Indemnitees, that, following the Closing, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”) may serve as counsel to Seller and his Affiliates in connection with any matters related to this Agreement and the transactions contemplated hereby, including any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding any representation by Mintz Levin prior to the Closing Date of the Acquired Companies. Buyer and the Acquired Companies hereby (i) waive any claim they have or may have that Mintz Levin has a conflict of interest or is otherwise prohibited from engaging in such representation and (ii) agree that, in the event that a dispute arises after the Closing between Buyer, the Company, EHO and Seller or any of his Affiliates, Mintz Levin may represent Seller or any of his Affiliates in such dispute even though the interests of such Person(s) may be directly adverse to Buyer, the Acquired Companies and even though Mintz Levin may have represented the Company in a matter substantially related to such dispute. Buyer and the Company also further agree that, as to all communications among Mintz Levin and the Company, Seller, Seller’s Affiliates or any of their respective representatives that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege with respect to such matters (the “Transaction Privilege”) and the expectation of client confidence with respect to such matters belongs to Seller and may be controlled by Seller and will not pass to or be claimed by Buyer, the Acquired Companies. None of Buyer or its Affiliates or the Company shall access, or attempt to access, any such privileged communications. Furthermore, if such communications remain accessible on the computer network of the Company following the Closing, the continued existence of such communications on that network following the Closing shall not be, and shall not be claimed to be by the Buyer, the Company, a waiver of the attorney-client privilege held and enjoyed by Seller. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, the Company and a third party other than a party to this Agreement after the Closing, the Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Mintz Levin to such third party; provided, however, that the Company may not waive the Transaction Privilege.

11.17 Deliveries to Buyer. Buyer agrees and acknowledges that all documents or other items delivered to Buyer’s Representatives will be deemed to be delivered to Buyer for all purposes hereunder.

11.18 Conflict Between Transaction Documents. The parties agree and acknowledge that to the extent any terms and provisions of this Agreement are in any way inconsistent with or in conflict with any term, condition or provision of any Transaction Document, this Agreement will govern and control.

11.19 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by a party hereto in accordance with their specific terms or were otherwise breached by a party hereto. It is accordingly agreed that the non-breaching party(ies) will be entitled to an injunction or injunctions to prevent breaches of this Agreement by the other party(ies) and to enforce specifically the terms and provisions hereof against such other party(ies) in any court having jurisdiction under this Agreement, this being in addition to any other remedy to which the aggrieved parties are entitled at law or in equity. Notwithstanding the foregoing, as set forth in Section 6.05(c) and Section 9.02(d), respectively, it is understood and agreed that any Dispute relating to either (i) Buyer’s determination that the aggregate amount of Interim Breach Losses exceeds $2,000,000, pursuant to Section 6.05(b), and any exercise by Buyer of its termination rights pursuant to Section 8.01(b) based thereon, or (ii) Buyer’s determination of the Withheld Amount, pursuant to Section 9.02(d), shall be resolved in accordance with Section 11.20.

11.20 Dispute Resolution. Except for the resolution of Disputed Items pursuant to Sections 1.02 and 1.03 and Actions brought pursuant to Section 11.19:

(a) Any disagreement or dispute between the parties arising out of or related to this Agreement or any of the agreements delivered in connection herewith or any of the transactions contemplated hereby or thereby (each, a “Dispute”) shall be resolved by Buyer and Seller in the manner provided in this Section 11.20. Buyer and Seller shall attempt to resolve any Dispute hereunder in good faith by meeting to discuss the Dispute within ten (10) Business Days following the original written notice of any Dispute by the party making such a claim and shall seek to resolve the Dispute in writing within thirty (30) days following the original written notice of any Dispute by the party making such a claim. No settlement reached under this Section 11.20(a) shall be binding on the parties until reduced to a writing signed on behalf of the parties by Buyer and Seller.

(b) Should Buyer and Seller fail to meet within ten (10) Business Days or fail to resolve the related outstanding Dispute within thirty (30) days following the giving of the notice as outlined in Section 11.20(a), then, the Dispute shall be settled by binding arbitration administered by the American Arbitration Association (the “AAA”) in accordance with its Commercial Arbitration Rules. The parties shall conduct an arbitration hearing, commencing within ninety (90) days following the preliminary hearing with the arbitrator(s), in order to resolve the Dispute, or such portion of that Dispute that the parties are unable to resolve in the period set forth in Section 11.20(a). A panel of three arbitrators based in the Boston, Massachusetts area shall be selected from the AAA’s National Roster as follows: (i) one arbitrator shall be selected by Buyer, (ii) one arbitrator shall be selected by Seller, and (iii) one arbitrator shall be mutually agreed to by Buyer and Seller; provided that, if the parties cannot mutually agree to the third arbitrator, the third arbitrator shall be appointed pursuant to the process set forth in R-12 of the AAA’s Commercial Arbitration Rules. Each arbitrator must have reasonable experience in transactions involving the purchase and sale of all or substantially all of a company’s assets or equity. Each party agrees to execute an engagement letter in the customary form required by the arbitrator(s). The arbitration shall be conducted in accordance with the Commercial Arbitration Rules of the American Arbitration Association in effect from time to time (the “Commercial Rules”), except as modified by the agreement of the parties and the other provisions contained herein, including, but not limited to the following:

(i) On any conflict between the Commercial Rules in effect from time to time and the provisions of this Agreement, the provisions of this Agreement shall be controlling.

(ii) The forum for arbitration shall be in Boston, Massachusetts. Any party may commence arbitration of a Dispute by a demand for arbitration served on the other parties to the extent that any Dispute is not fully resolved through the process and timeframe as set forth above in Sections 11.20(a) and 11.20(b).

(iii) The arbitrator(s) will be empowered to hear all Disputes, including the determination of the scope of arbitration. The parties shall meet and confer in advance of the preliminary hearing before the arbitrator(s) in order to develop a plan for discovery in advance of the hearing. Any disagreements among the parties with respect to the scope or timing of discovery shall be submitted to the arbitrator(s) during the preliminary hearing. Any such disagreement (or any other dispute regarding discovery), or the relevance or scope thereof, shall be conclusively determined by the arbitrator(s).

(iv) The arbitrators may enter a default decision against any party who fails to participate in the arbitration proceeding.

(v) The arbitrators shall be bound by and shall enforce the terms of this Agreement. The arbitrators’ decision shall be made by majority vote of the arbitrators. The arbitrators’ decision shall be in writing and in the form of a reasoned opinion, and a court reporter shall record all hearings. Any award rendered by the arbitrators regarding the Dispute shall be final, non-appealable, conclusive and binding upon the parties, and judgment thereon may be entered and enforced in any court of competent jurisdiction, provided that the arbitrators shall have no power or authority to grant punitive damages, injunctive relief, specific performance or other equitable relief.

(vi) The Expedited Procedures of the American Arbitration Association shall apply in any case in which no disclosed claim or counterclaim exceeds $75,000, exclusive of interest, attorneys’ fees, and arbitration fees and costs.

(vii) Notwithstanding the foregoing, in the event a Dispute involves less than $250,000, such Dispute shall be determined by a single arbitrator to be mutually agreed upon by the parties. If the parties cannot agree upon such single arbitrator, such arbitrator shall be appointed pursuant to the process set forth in R-12 of the AAA’s Commercial Arbitration Rules.

(viii) Notwithstanding the foregoing, nothing herein shall prohibit a party from instituting judicial proceedings to (A) compel arbitration in accordance with this Section 11.20(b); (B) obtain orders to require witnesses to obey subpoenas issued by the arbitrators or as may otherwise be necessary to facilitate the arbitration proceedings; or (C) secure confirmation or enforcement of any arbitration award rendered pursuant to this Agreement. The prevailing party shall be entitled to receive from the other party or parties’ reimbursement of the prevailing party’s reasonable legal fees and disbursements incurred in connection with such arbitration.

(c) Buyer and Seller shall maintain, and cause their respective Affiliates and their respective employees, agents and other representatives to maintain, the confidential nature of the existence, nature, underlying facts and circumstances, and status of the Dispute and the dispute resolution process contemplated under this Section 11.20, except as may be necessary (i) to prepare for or conduct the dispute resolution proceedings contemplated hereby, including the presentation of claims and defenses, (ii) to pursue or oppose legal remedies in court pertaining to this dispute resolution process, (iii) to comply in good faith with applicable Laws and Legal Requirements, or (iv) comply with or enforce any award pursuant to this Section 11.20. The parties reserve the right to enter into, or request from the arbitrator, a more detailed confidentiality agreement or protective order.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Equity Purchase Agreement on the day and year first above written.

BUYER:
AMEDISYS PERSONAL CARE, LLC
By:	/s/ Ronald A. LaBorde
Name: Ronald A. LaBorde
Its: Chief Financial Officer
AMEDISYS:
AMEDISYS, INC.
By:	/s/ Ronald A. LaBorde
Name: Ronald A. LaBorde
Its: Chief Financial Officer
COMPANY:
ASSOCIATED HOME CARE, INC.
By:	/s/ Michael Trigilio
Name: Michael Trigilio
Its: Chief Executive Officer
EHO:
ELDER HOME OPTIONS, LLC
By:	/s/ Michael Trigilio
Name: Michael Trigilio
Its: Manager
SELLER:
MICHAEL TRIGILIO
/s/ Michael Trigilio